    As filed with the Securities and Exchange Commission on October 16, 2002
                                                     Registration Nos. 333-_____
                                                                   and 811-09667

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
================================================================================

                                    FORM N-6

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933    [X]
                           Pre-Effective Amendment No.                  [ ]
                          Post-Effective Amendment No.                  [ ]
                                       and
               REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY      [ ]
                                   ACT OF 1940
                                 Amendment No. 1                        [X]

                 CANADA LIFE OF AMERICA VARIABLE LIFE ACCOUNT 1
                 ----------------------------------------------
                           (Exact Name of Registrant)

                    Canada Life Insurance Company of America
                    ----------------------------------------
                               (Name of Depositor)

              6201 Powers Ferry Road, N.W., Atlanta, Georgia 30339
              ----------------------------------------------------
              (Address of Depositor's Principal Executive Offices)

               Depositor's Telephone Number, including Area Code:
               --------------------------------------------------
                                 (800) 232-1335

Name and Address of Agent for Service:                    Copy to:

Craig R. Edwards, Esq.                                    Mary Jane Wilson-Bilik, Esq.
Chief Legal Counsel                                       Sutherland Asbill & Brennan LLP
Canada Life Insurance Company of America                  1275 Pennsylvania Avenue, N.W.
6201 Powers Ferry Road, N.W.                              Washington, DC  20004-2415
Atlanta, Georgia 30339

                                 ---------------

                 APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
   As soon as practicable after effectiveness of this registration statement.

                                 ---------------

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                 --------------

                      Title of securities being registered:

   Units of interest in a separate account under individual flexible premium variable life policies.

---------------------------------------------------------------------------
                               Accumulator
        FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY
                                Issued by
              CANADA LIFE OF AMERICA VARIABLE LIFE ACCOUNT 1
                                   and
                 CANADA LIFE INSURANCE COMPANY OF AMERICA

                               Home Office
                       6201 POWERS FERRY ROAD, N.W.
                            ATLANTA, GA 30339

                       Variable Life Service Center
                             P.O. BOX 105662
                       ATLANTA, GEORGIA 30348-5662
---------------------------------------------------------------------------


                                   PROSPECTUS

                                [       ], 2003



This prospectus describes an individual, flexible premium variable universal life insurance policy (the Policy) issued by Canada Life Insurance Company of America (we, our, us, or the Company). The Policy offers lifetime insurance protection, with a life insurance benefit payable if the insured dies while the Policy is in effect.

This prospectus provides basic information that you should know before purchasing the Policy. You should consider the Policy in conjunction with other insurance you own. REPLACING ANY EXISTING LIFE INSURANCE WITH THIS POLICY MAY NOT BE TO YOUR ADVANTAGE. AND IT MAY NOT BE TO YOUR ADVANTAGE TO FINANCE THE PURCHASE OR TO MAINTAIN THIS POLICY THROUGH A LOAN OR THROUGH WITHDRAWALS FROM ANOTHER POLICY.

Your Policy allows you to choose how you want to invest premium payments. You have the option to choose from 29 Subaccounts and the Fixed Account. Money you put in a Subaccount is invested exclusively in a single portfolio that is managed by a professional investment adviser. Your investments in the portfolios through the Subaccounts are not guaranteed and involve varying degrees of risk. Money you direct to the Fixed Account earns interest at an annual rate guaranteed by us not to be less than 3%.

A prospectus for each of the portfolios available through the Subaccounts of this Policy must accompany this prospectus. Please read these documents before investing and save them for future reference.

The portfolios available through this Policy are:

    -    THE ALGER AMERICAN FUND
         Growth Portfolio
         Leveraged Allcap Portfolio
         Midcap Growth Portfolio
         Small Capitalization Portfolio

    -    BERGER INSTITUTIONAL PRODUCTS TRUST
         International Fund
         Small Company Growth Fund

    -    THE DREYFUS SOCIALLY RESPONSIBLE GROWTH
         FUND, INC. (INITIAL SHARES)

    -    DREYFUS VARIABLE INVESTMENT FUND (INITIAL
         SHARES)
         Appreciation Portfolio
         Growth and Income Portfolio

    -    FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS
         (INITIAL CLASS)
         Asset Manager(SM) Portfolio
         Contrafund(R) Portfolio
         Growth Portfolio
         Growth Opportunities Portfolio
         High Income Portfolio
         Index 500 Portfolio
         Investment Grade Bond Portfolio
         Money Market Portfolio
         Overseas Portfolio

    -    GOLDMAN SACHS VARIABLE INSURANCE TRUST
         Capital Growth Fund
         Core(SM) U.S. Equity Fund
         Growth and Income Fund

    -    LEVCO SERIES TRUST
         Equity Value Fund

    -    THE MONTGOMERY FUNDS III
         Emerging Markets Fund

    -    SELIGMAN PORTFOLIOS, INC. (CLASS 1)
         Communications and Information Portfolio
         (Class 1)
         Frontier Portfolio (Class 1)
         Global Technology Portfolio (Class 2)
         Small-Cap Value Portfolio (Class 2)

    -    VAN ECK WORLDWIDE INSURANCE TRUST
         Worldwide Emerging Markets Fund
         Worldwide Real Estate Fund

===============================================================================
THE SECURITIES AND EXCHANGE COMMISSION (SEC) HAS NOT APPROVED OR DISAPPROVED THE POLICY OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
===============================================================================

INVESTMENT RISK -- Your Policy Value will vary according to the investment performance of the portfolio(s) in which you invest, the Policy charges we deduct, and the premiums you pay. You bear investment risk on amounts you allocate to the Subaccounts. You may be required to pay additional premiums to keep the Policy in force. The Policy is not suitable for short-term investment because the surrender charge is considerable.

LOANS AND WITHDRAWALS - You may borrow against or withdraw money from this Policy, within limits. Loans and withdrawals reduce the Policy's life insurance benefit and cash surrender value, and increase your risk that the Policy will lapse without value. If your Policy lapses while loans are outstanding, you will have no Policy Value and you will have to pay a significant amount in additional taxes.

PLEASE NOTE THAT THE POLICY AND THE PORTFOLIOS:

    -   ARE NOT GUARANTEED TO PROVIDE ANY BENEFITS;

    -   ARE NOT INSURED BY THE FDIC OR ANY OTHER GOVERNMENTAL AGENCY;

    - ARE NOT BANK DEPOSITS OR OTHER OBLIGATIONS OF A BANK AND ARE NOT BANK GUARANTEED; AND

    - ARE SUBJECT TO RISKS, INCLUDING LOSS OF THE AMOUNT INVESTED, TAX RISKS AND POLICY LAPSE.


The date of this Prospectus is ______________, 2003

TABLE OF CONTENTS
================================================================================

Policy Benefits/Risks Summary.................................1
Policy Benefits...............................................1
   Death Benefit..............................................1
   Surrenders, Partial Withdrawals, Transfers,
      and Loans ..............................................2
   Premiums...................................................3
   The Policy.................................................3
   Supplemental Benefits and Riders...........................4
Policy Risks..................................................4
   Investment Risk............................................4
   Risk of Policy Lapse.......................................4
   Tax Risks..................................................4
   Surrender and Partial Withdrawal Risks.....................5
   Loan Risks.................................................5
Portfolio Risks...............................................5
Fee Table.....................................................6
The Policy...................................................13
   Purchasing a Policy.......................................13
   Applying for a Policy.....................................13
   When Insurance Coverage Takes Effect......................13
   Canceling a Policy........................................14
   State Variations..........................................14
   Ownership Rights..........................................14
   Modifying the Policy......................................15
   Other Policies............................................15
Premiums.....................................................15
   Allocating Premiums.......................................17
   Premiums During Underwriting..............................17
   Premiums During the Right to Examine Period...............17
Policy Values................................................18
   Policy Value..............................................18
   Cash Surrender Value......................................18
   Subaccount Value..........................................18
   Unit Value................................................19
   Fixed Account Value.......................................19
Death Benefit................................................19
   Net Death Benefit On or Before the Final
      Payment Date ..........................................19
   Net Death Benefit After the Final Payment
      Date...................................................20
   Death Benefit Options.....................................20
   Minimum Death Benefit.....................................21
   Changing Death Benefit Options............................21
   Changing the Face Amount..................................22
   Payment Options...........................................23
Surrenders and Partial Withdrawals...........................24
   Surrenders................................................24
   Partial Withdrawals.......................................25
Transfers....................................................26
   Additional Transfer Rights................................27
Telephone, Facsimile, and E-mail Requests....................27
Loans........................................................28
   Repayment of the Outstanding Loan Balance.................29
   Risks of Policy Loans.....................................29
Policy Lapse and Reinstatement...............................30
   Lapse.....................................................30
   Reinstatement.............................................31
The Company and the Fixed Account............................31
   Canada Life Insurance Company of America..................31
   The Fixed Account.........................................31
The Variable Account and the Portfolios......................32
   The Variable Account......................................32
   The Portfolios............................................33
   Voting Portfolio Shares...................................35
Charges and Deductions.......................................35
   Payment Expense Charge....................................36
   Monthly Deduction.........................................36
   Surrender Charge..........................................38
   Partial Withdrawal Charge.................................38
   Transfer Charge...........................................38
   Portfolio Expenses........................................39
Federal Tax Considerations...................................39
   Tax Treatment of Policy Benefits..........................39
Supplemental Benefits and Riders.............................42
Illustrations................................................42
Sale of the Policies.........................................44
Legal Proceedings............................................44
Financial Statements.........................................45
Glossary.....................................................46
Death Benefit Options 1 and 2--Guideline Premium Test........49
Death Benefit Option 3--Cash Value Accumulation Test.........50
Maximum Monthly Expense Charges..............................51
Calculation of Maximum Surrender Charges.....................53
Statement of Additional Information Table of Contents........55

POLICY BENEFITS/RISKS SUMMARY
================================================================================

This summary describes the Policy's important benefits and risks. The sections in the prospectus following this summary discuss the Policy's benefits and other provisions in more detail. FOR YOUR CONVENIENCE, WE HAVE PROVIDED A GLOSSARY AT THE END OF THIS PROSPECTUS THAT DEFINES CERTAIN WORDS AND PHRASES USED IN THIS PROSPECTUS.

                                 POLICY BENEFITS

DEATH BENEFIT

        - NET DEATH BENEFIT. If the insured dies while the Policy is in force, we will pay the net death benefit to the beneficiary. The amount of the net death benefit depends upon the face amount of insurance you select, as well as any riders you select and the death benefit option in effect on the date of the insured's death.

            - If the Adjusted Term Insurance Rider is not in effect on the insured's date of death and the insured dies on or before the final payment date, the net death benefit equals the base death benefit in effect on the insured's date of death, plus any additional death benefit provided by any rider(s) you selected, minus any outstanding loan balance and any unpaid monthly deduction.

            - If the Adjusted Term Insurance Rider is in effect on the insured's date of death and the insured dies on or before the final payment date, the net death benefit equals the Target Death Benefit minus any outstanding loan balance and any unpaid monthly deduction.

            - If you select Death Benefit Options 1 or 3, the death benefit is reduced by any partial withdrawals and any withdrawal charges.

            - After the final payment date, the net death benefit is calculated differently.

        - CHOICE AMONG THREE DEATH BENEFIT OPTIONS. You may choose one of the three death benefit options when you apply for the Policy. If you select Death Benefit Options 1 or 2, you may change your death benefit option after the first Policy Year (and at least 12 months after any increase in face amount). You may not change death benefit options to or from Death Benefit Option 3. We calculate the net death benefit under each death benefit option as of the insured's date of death.

            - DEATH BENEFIT UNDER OPTION 1 AND OPTION 3: The base death benefit is equal to the greater of: (1) the face amount (which is the amount of insurance you select); or (2) the minimum death benefit.

            - DEATH BENEFIT UNDER OPTION 2: The base death benefit is equal to the greater of: (1) the face amount PLUS the Policy Value on the date of the insured's death; or (2) the minimum death benefit.

        - TARGET DEATH BENEFIT. If you elect the Adjustable Term Insurance Rider, your base death benefit will be supplemented by an amount known as the Target Death Benefit. At the beginning of each Policy Year until the final payment date, the Target Death Benefit is recalculated to equal the difference between the amount shown Target Death Benefit Schedule and the base death benefit.

        - CHOICE OF TAX TESTS. The Policy allows you to choose between 2 tax tests: the Guideline Premium Test and the Cash Value Accumulation Test. There are two main differences between the two tests. First, the Guideline Premium Test limits the amount of premium you may pay into the Policy, while no premium limits apply under the Cash Value Accumulation Test. Second, the factors that determine the minimum death benefit under the Guideline Premium Test are different from those under the Cash Value Accumulation Test. You may not change tests. YOU SHOULD CONSULT A TAX ADVISOR WHEN CHOOSING THE TAX TEST.

        - OPTIONAL ACCELERATED DEATH BENEFIT RIDER. Under the Accelerated Death Benefit Rider, you may receive accelerated payment of part of your net death benefit if the insured develops a critical illness or is [permanently] confined to a nursing care facility. There is no charge for this rider. The federal income tax consequences associated with adding the Accelerated Death Benefit Rider or receiving the accelerated death benefit are uncertain. YOU SHOULD CONSULT A TAX ADVISER BEFORE ADDING THE ACCELERATED DEATH BENEFIT RIDER TO YOUR POLICY OR REQUESTING AN ACCELERATED DEATH BENEFIT.

        - OPTIONAL ADJUSTABLE TERM INSURANCE RIDER. Under the Adjustable Term Insurance Rider, we provide a supplement to the base death benefit, subject to certain conditions, that ensures that you will receive a minimum net death benefit if your Policy Value declines due to the investment performance of the Subaccounts you have selected. The supplement, which is recalculated at the beginning of each Policy Year, plus the base death benefit is known as the Target Death Benefit. Any partial withdrawals will decrease the amount of the Target Death Benefit. This rider may be elected only at issue. This rider will terminate on the final payment date.

        - OPTIONAL GUARANTEED DEATH BENEFIT RIDER. Under the Guaranteed Death Benefit Rider, (i) we guarantee that your Policy will not lapse, regardless of the performance of the Subaccounts, provided certain conditions are met, and (ii) you will receive a guaranteed death benefit [after the final payment date.] This rider may be elected only at issue and, once terminated, may not be reinstated. In order to maintain the rider, a certain level of premiums must be paid. Certain transactions (preferred loans, partial withdrawal after the final payment date) will result in the termination of the rider. [Election of this rider does not protect you against lapse if your outstanding loan balance exceeds your Policy Value minus the surrender charges, and you do not repay the excess outstanding loan balance within the 62-day grace period.]

SURRENDERS, PARTIAL WITHDRAWALS, TRANSFERS, AND LOANS

        - SURRENDERS: At any time while the Policy is in force and the insured is living, you may submit a written request to surrender the Policy for its cash surrender value. Surrender charges may apply. A surrender may have tax consequences.

        - PARTIAL WITHDRAWALS: After the first Policy Year, you may submit a written request to withdraw part of the cash surrender value, subject to certain limitations. Each partial withdrawal must be at least $200. Surrender charges may apply. Partial withdrawals may have tax consequences.

        - TRANSFERS: Before the final payment date while the insured is still living and the Policy is in force, you may transfer amounts between the Fixed Account and the Subaccounts or among the Subaccounts, on request. You will not be charged for the first 12 transfers in a Policy Year. We may charge up to $25 for each additional transfer during a Policy Year.

            - DOLLAR COST AVERAGING. Under the dollar cost averaging program, you may authorize us to make automatic transfers of Policy Value from any Subaccount or from the Fixed Account to other Subaccounts or the Fixed Account on a periodic basis.

            - ACCOUNT REBALANCING. Under the account rebalancing program, we automatically reallocate your Policy Value in the Subaccounts on a periodic basis by transferring Policy Value among the Subaccounts to maintain a particular percentage allocation among the Subaccounts. Policy Value in the Fixed Account is not available for this program.

        - LOANS: You may borrow up to 95.00% of the cash surrender value of your Policy (that is, the Policy Value minus any surrender charges) minus an amount equal to 3 monthly deductions and minus any outstanding loan balance as of the date of the loan. Two types of loans may be available to you:

            - STANDARD LOAN. A standard loan option is always available to you. We will charge interest daily on the amount of the loan at a current annual rate of 3.80%. This current rate of interest may change, but is guaranteed not to exceed 6.00%. However, we also will credit interest on the Policy Value securing the loan. The annual interest rate credited to the Policy Value securing a standard loan is 3.00%.

            - PREFERRED LOAN. A preferred loan option is automatically available to you unless you request otherwise. The preferred loan option is available on that part of the outstanding loan balance that is attributable to earnings on your Policy Value. We will charge interest daily on the amount of the loan at a current annual rate of 3.00%. This current rate of interest may change, but is guaranteed not to exceed 4.50%. The annual interest rate credited to the Policy Value securing a preferred loan is 3.00%.

        THERE ARE RISKS ASSOCIATED WITH POLICY LOANS. There is a risk that the Policy may lapse, if you do not repay the outstanding loan balance. LOANS MAY HAVE TAX CONSEQUENCES. PLEASE CONSULT A TAX ADVISER BEFORE BORROWING ANY OF THE CASH SURRENDER VALUE.

PREMIUMS

        - FLEXIBILITY OF PREMIUMS: After you pay the initial premium, you can pay additional premiums at any time while the insured is alive and the Policy is in force, and before the final payment date. You may pay total premiums up to the maximum payment limits that apply to your Policy. PLEASE CONTACT OUR VARIABLE LIFE SERVICE CENTER OR YOUR AGENT TO LEARN MORE ABOUT YOUR PREMIUM PAYMENT LIMITS. You may select a premium payment plan to pay planned periodic premiums. You may also choose to have premiums automatically deducted monthly from your bank account or other source under our automatic payment plan.

        - RIGHT TO EXAMINE PERIOD: You have the right to examine this Policy and if not satisfied you may return it by delivering or mailing it to our Variable Life Service Center or to the agent who sold it to you before the end of your free look period. Your free look period begins on the day you receive your Policy and generally ends 10 days after you receive it. Upon delivery or mailing of the Policy, it will be void from the beginning. We will mail a refund to you within 7 days after our receipt of the Policy. We may delay a refund of any payment made by check until the check has cleared your bank. The amount of your refund will depend on whether your state requires a full refund of premium or a refund of the Policy Value.

THE POLICY

        - OWNERSHIPRIGHTS: While the insured is living and the Policy is in force, you, as the owner of the Policy, may exercise all of the rights and options described in the Policy, subject to the terms of any beneficiary appointment or assignment of the Policy. These rights include selecting and changing the beneficiary, changing the owner, changing the face amount of the Policy, and assigning the Policy.

        - INITIAL CONDITIONAL INSURANCE: If a prospective Policyowner makes an initial payment of at least one minimum monthly payment, we will provide initial conditional insurance during the underwriting process for the proposed insured. The amount of initial conditional insurance coverage cannot exceed $500,000. This coverage will continue for a maximum of 90 days from the date of the application and, if required, the completed medical examination.

        - FIXED ACCOUNT: You may place money in the Fixed Account where it earns at least 3.00% annual interest. We may declare higher rates of interest, but are not obligated to do so. The Fixed Account is part of our general account.

        - VARIABLE ACCOUNT: You may direct the money in your Policy to any of the Subaccounts of the Variable Account. Each Subaccount invests exclusively in one of the portfolios listed on the cover of this prospectus. Money you place in each Subaccount is subject to investment risk and its value will vary each valuation day according to the investment performance of the portfolio in which each Subaccount invests.

        - POLICY VALUE: Policy Value is the sum of your amounts in the Subaccounts and the Fixed Account. Policy Value varies from day to day, depending on the investment performance of the Subaccounts you choose, interest we credit to the Fixed Account, charges we deduct, and any other transactions you request (e.g., premium payments, transfers, partial withdrawals, and loans).

        - PAYMENT OPTIONS. There are several ways of receiving proceeds under the death benefit, surrender, and maturity provisions of the Policy, other than in a lump sum. The amounts payable under these payment options are paid from our general account. The options are not based on the investment experience of the Subaccounts.

SUPPLEMENTAL BENEFITS AND RIDERS

We offer several optional insurance benefits and riders that provide supplemental benefits under the Policy. We generally deduct any monthly charges for these options and riders from Policy Value as part of the monthly deduction. Your agent can help you determine whether any of these options and riders is suitable for you.

                                  POLICY RISKS

INVESTMENT RISK

If you invest your Policy Value in one or more Subaccounts, then you will be subject to the risk that investment performance of the Subaccounts will be unfavorable and that the Policy Value will decrease. You COULD lose everything you invest and your Policy could lapse without value, unless you pay additional premium within the 62-day grace period. If you allocate premiums to the Fixed Account, then we credit your Policy Value (in the Fixed Account) with a declared rate of interest. You assume the risk that the interest rate on the Fixed Account may decrease, although it will never be lower than a guaranteed minimum annual effective rate of 3.00%.

RISK OF POLICY LAPSE

Your Policy will lapse (that is, terminate without value) if your Policy Value, minus any outstanding loan balance and surrender charge on a monthly processing date is insufficient to pay the monthly deduction due. If this situation occurs, your Policy will be in default and you must pay a specified amount of new premium to prevent your Policy from lapsing. Your Policy generally will not lapse: (1) during the first 48 months after the Policy date of your Policy (or an increase in face amount or the Target Death Benefit), if you pay sufficient premiums (minus any outstanding loan balance, partial withdrawals and partial withdrawal charges) that are in excess of the minimum monthly payment specified in your Policy; (2) if you purchase a Guaranteed Death Benefit Rider and meet the conditions of the rider; or (3) if your Policy is in default and you make a timely payment which, after deduction of the payment expense charge, will cover the lesser of three minimum monthly payments or three monthly deductions. The Guaranteed Death Benefit does not protect against Policy lapse if the outstanding loan balance exceeds the Policy Value less surrender charges. You may reinstate a lapsed Policy, subject to certain conditions. Policy lapse may have adverse tax consequences.

The risk of lapse may be increased by partial withdrawals, Policy loans, any increases in current cost of interest rates, and any unfavorable investment performance of the Subaccounts.

TAX RISKS

We anticipate that the Policy should generally be deemed a life insurance contract under Federal tax law. However, there is limited guidance under the Federal tax law and some uncertainty about the application of the Federal tax law to the Policy. In addition, if you elect the Accelerated Death Benefit Rider or other rider available under the Policy, the tax qualification consequences associated with continuing the Policy after a distribution under one of these riders is made are unclear. Please consult a tax adviser about these consequences. Assuming that a Policy qualifies as a life insurance contract for Federal income tax purposes, you should not be subject to Federal income tax on the Policy Value in most instances. However, if your Policy lapses while you have an outstanding loan balance, the outstanding loan balance will be treated as income, and you will likely be required to pay Federal income tax on the amount of the outstanding loan.

Death benefits payable under the Policy should be excludable from the gross income of the beneficiary. As a result, the beneficiary generally should not have to pay Federal income tax on the death benefit, although other taxes, such as estate taxes, any apply.

Depending on the total amount of premiums you pay, the Policy may be treated as a modified endowment contract (MEC) under Federal tax laws. If a Policy is treated as a MEC, then surrenders, partial withdrawals, and loans under the Policy will be taxable as ordinary income to the extent there are earnings in the Policy. In addition, a 10% penalty tax may be imposed on surrenders, partial withdrawals, and loans taken before you reach age 59 1/2. If the Policy is not a MEC, distributions generally will be treated first as a return of your investment in the Policy and then as taxable income. Moreover, loans will generally not be treated as distributions. Finally, neither distributions nor loans from a Policy that is not a MEC are subject to the 10% penalty tax.

You should consult a qualified tax adviser for assistance in all Policy-related tax matters.

SURRENDER AND PARTIAL WITHDRAWAL RISKS

The surrender charge applies for 9 Policy Years after the Policy date. An additional surrender charge will be applicable for 9 years from the date of any increase in the face amount. It is possible that you will receive no cash surrender value if you surrender your Policy in the first few Policy Years. You should purchase the Policy only if you have the financial ability to keep it in force for a substantial period of time. You should not purchase the Policy if you intend to surrender all or part of the Policy Value in the near future. We designed the Policy to meet long-term financial goals. THE POLICY IS NOT SUITABLE AS A SHORT-TERM SAVINGS VEHICLE.

Even if you do not ask to surrender your Policy, surrender charges and additional surrender charges may play a role in determining whether your Policy will lapse (terminate without value), because surrender charges decrease the cash surrender value which is a measure we use to determine whether your Policy will enter a grace period (and possibly lapse).

Partial withdrawals are not permitted during the first Policy Year. We will reduce the face amount by the amount of the partial withdrawal if Death Benefit Options 1 and 3 are in effect. If you have selected the Adjustable Term Insurance Rider, a partial withdrawal will reduce the Target Death Benefit by the amount of the withdrawal under each death benefit option.

A surrender may have tax consequences.

LOAN RISKS

A Policy loan, whether or not repaid, will affect Policy Value over time because we subtract the amount of the loan from the Subaccounts and/or Fixed Account as collateral, and hold it in the Fixed Account to serve as collateral. This loan collateral does not participate in the investment performance of the Subaccounts or receive any higher current interest rate that is credited to the Fixed Account.

We reduce the amount we pay on the insured's death by the amount of any indebtedness. Your Policy may lapse (terminate without value) if your indebtedness reduces the cash surrender value to zero.

If you surrender the Policy or allow it to lapse while a Policy loan is outstanding, the amount of the loan, to the extent it has not previously been taxed, will be added to any amount you receive and taxed accordingly.

If you take a preferred loan, the Guaranteed Death Benefit Rider on the Policy will terminate.

                                 PORTFOLIO RISKS

A comprehensive discussion of the risks of each portfolio may be found in each portfolio's prospectus. Please refer to the prospectuses for the portfolios for more information.

THERE IS NO ASSURANCE THAT ANY OF THE PORTFOLIOS WILL ACHIEVE ITS STATED INVESTMENT OBJECTIVE.

FEE TABLE
================================================================================

The following tables describe the fees and expenses that a Policyowner will pay when buying, owning, and surrendering the Policy. The first table describes the fees and expenses that a Policyowner will pay at the time when he or she buys or surrenders the Policy or transfers Policy Value among the Subaccounts and the Fixed Account. For any charge that depends on Policyowner characteristics, the fees and charges shown in the Fee Table may not be typical of the charges you will pay.

---------------------------------------------------------------------------------------------------------------------------
                                                     TRANSACTION FEES
---------------------------------------------------------------------------------------------------------------------------
           CHARGE                 WHEN CHARGE IS          AMOUNT DEDUCTED - MAXIMUM      AMOUNT DEDUCTED - CURRENT CHARGE
                                     DEDUCTED                 GUARANTEED CHARGE
---------------------------------------------------------------------------------------------------------------------------
PAYMENT EXPENSE CHARGE         Upon payment of each     6.00% of each premium, broken      6.00% of each premium, broken
                                     premium                  down as follows:                   down as follows:
---------------------------------------------------------------------------------------------------------------------------
     Premium Tax Charge        Upon payment of each         2.00% of each premium              2.00% of each premium
                                     premium
---------------------------------------------------------------------------------------------------------------------------
     Deferred Acquisition      Upon payment of each
     Cost ("DAC Tax") Charge         premium                1.00% of each premium              1.00% of each premium
---------------------------------------------------------------------------------------------------------------------------
                               Upon payment of each
     Front-end Sales Load            premium                3.00% of each premium              3.00% of each premium
---------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
                                                          TRANSACTION FEES
-----------------------------------------------------------------------------------------------------------------------------------
           CHARGE                 WHEN CHARGE IS                 AMOUNT DEDUCTED - MAXIMUM        AMOUNT DEDUCTED - CURRENT CHARGE
                                     DEDUCTED                        GUARANTEED CHARGE
-----------------------------------------------------------------------------------------------------------------------------------
SURRENDER CHARGE(1)                Upon surrender,
  -  Minimum Charge(2)            decrease in face           $13.49 per $1,000 of face amount     $13.49 per $1,000 of face amount
                                  amount, or any                 during first Policy Year             during first Policy Year
                                 partial withdrawal
                                during the first 9
  -  Maximum Charge(3)           Policy Years (or 9          $53.40 per $1,000 of face amount     $53.40 per $1,000 of face amount
                                 years from the date            during first Policy Year              during first Policy Year
                                 of any increase in
                                    face amount)
  -  Charge for a                                            $29.53 per $1,000 of face amount     $29.53 per $1,000 of face amount
     (age, sex,                                                  during first Policy Year             during first Policy Year
      underwriting
      class) in the
      first Policy Year
-----------------------------------------------------------------------------------------------------------------------------------
PARTIAL WITHDRAWAL CHARGE            Upon partial            2.00% of the amount withdrawn,        2.00% of the amount withdrawn,
                                      withdrawal                 not to exceed $25 PLUS, a            not to exceed $25 PLUS, a
                                                                 proportional amount of a              proportional amount of a
                                                                     surrender charge                      surrender charge
-----------------------------------------------------------------------------------------------------------------------------------
TRANSFER FEES                        Upon transfer                       $25                        First 12 transfers in a Policy
                                                                                                      Year are free, $25 for each
                                                                                                         subsequent transfer
-----------------------------------------------------------------------------------------------------------------------------------
PROCESSING CHARGE                   Upon change of                       $25                                       None
                                      allocation
                                    instructions for
                                    premium payments
-----------------------------------------------------------------------------------------------------------------------------------


-----------------
    (1) The surrender charge will vary based on the age, sex and underwriting class of the insured. The surrender charge shown in the table may not be typical of the charges you will pay. Your Policy Details page will indicate the surrender charges applicable to your Policy. More detailed information concerning the surrender charges applicable to you is available on request from our Variable Life Service Center. The surrender charge decreases every Policy Year until it reaches 0% by the beginning of the tenth Policy Year.

    (2) This minimum charge is based on an insured with the following characteristics: Female age 10.

    (3) This maximum charge is based on an insured with the following characteristics: Male Tobacco age 85.

The next table describes the fees and expenses that a Policyowner will pay periodically during the time that he or she owns the Policy, not including portfolio fees and expenses. For any charge that depends on Policyowner characteristics, the fees and charges shown in the Fee Table may not be typical of the charges you will pay.

-----------------------------------------------------------------------------------------------------------------------------------
                                     PERIODIC CHARGES OTHER THAN PORTFOLIO OPERATING EXPENSES
-----------------------------------------------------------------------------------------------------------------------------------
               CHARGE                  WHEN CHARGE IS DEDUCTED           AMOUNT DEDUCTED -        AMOUNT DEDUCTED - CURRENT
                                                                    MAXIMUM GUARANTEED CHARGE               CHARGE
-----------------------------------------------------------------------------------------------------------------------------------
MONTHLY EXPENSE CHARGE                 On monthly processing
                                       date for the first ten
   -  Minimum Charge(4)                  years after Policy         $.08 per $1000 of face       $.08 per $1000 of face amount
                                        issue, and for the            amount per month                    per month
                                        first ten years after
   -  Maximum Charge(5)                   an increase in face       $.86 per $1000 of face       $.86 per $1000 of face amount
                                              amount                   amount per month                    per month

   -  Charge for a (age, sex,
       underwriting class)                                          $.34 per $1000 of face       $.34 per $1000 of face amount
                                                                       amount per month                    per month
-----------------------------------------------------------------------------------------------------------------------------------
MONTHLY ADMINISTRATIVE FEE                 On each monthly                 $7.50                            $7.50
                                        processing date until
                                        the final payment date
-----------------------------------------------------------------------------------------------------------------------------------
COST OF INSURANCE (6)                      On each monthly          $.041 per $1000 of net           $.041 per $1000 of net
   -  Minimum Charge (7)                  processing date until     amount at risk(9) per month       amount at risk per month
                                        the final payment date

   -  Maximum Charge (8)                                            $3.341 per $1000 of net          $3.341 per $1000 of net
      [include here or                                                amount at risk per month        amount at risk per month
      in separate section any
      additional charges for
      substandard classes]

   -  Charge for a (age, sex,                                       $.066 per $1000 of net       $.066 per $1000 of net amount
       underwriting class)                                           amount at risk per month            at risk per month

-----------------------------------------------------------------------------------------------------------------------------------





---------------------
    (4) This minimum charge is based on an insured with the following characteristics: Female age 10.

    (5) This maximum charge is based on an insured with the following characteristics: Male Tobacco age 85.

    (6) Cost of insurance charges vary based on the insured's issue age, sex, underwriting class, policy year, and face amount. The cost of insurance charges shown in the table may not be typical of the charges you will pay. Your Policy Details page will indicate the guaranteed cost of insurance charge applicable to your Policy. More detailed information concerning your cost of insurance charges is available on request from the Variable Life Service Center.

    (7) This minimum charge is based on an insured with the following characteristics: Female age 10.

    (8) This maximum charge is based on an insured with the following characteristics: Male Tobacco age 85.

    (9) The net amount at risk equals the death benefit on the monthly processing date minus the Policy Value on the monthly processing date, calculated before the monthly deduction is taken.

-----------------------------------------------------------------------------------------------------------------------------------
                                     PERIODIC CHARGES OTHER THAN PORTFOLIO OPERATING EXPENSES
-----------------------------------------------------------------------------------------------------------------------------------
               CHARGE                  WHEN CHARGE IS DEDUCTED           AMOUNT DEDUCTED -        AMOUNT DEDUCTED - CURRENT
                                                                    MAXIMUM GUARANTEED CHARGE               CHARGE
-----------------------------------------------------------------------------------------------------------------------------------
MONTHLY MORTALITY AND EXPENSE RISK         On each monthly       For first 120 months the          For first 120 months the
CHARGE                                     processing date        Policy is in force,             Policy is in force, 0.35%
                                                                    0.60% (annually) of         (annually) of daily net asset
                                                                 daily net asset value of         value of each Subaccount;
                                                                   each Subaccount; then          then through final payment
                                                                 0.30% (annually) through           date, 0.10% (annually)
                                                                    final payment date
-----------------------------------------------------------------------------------------------------------------------------------
OPTIONAL RIDER CHARGES (10)
-----------------------------------------------------------------------------------------------------------------------------------
   Adjustable Term Insurance Rider      When rider is elected
                                        and on each subsequent
                                        Policy Year until the
     -  Minimum Charge (11)              final payment date       $____ per $1,000 of face         $____ per $1,000 of face
                                                                    amount per month                 amount per month

     -  Maximum Charge (12)                                       $____ per $1,000 of face         $____ per $1,000 of face
                                                                    amount per month                 amount per month
     - Charge for a (age,
       sex, underwriting                                          $____ per $1,000 of face         $____ per $1,000 of face
       class)                                                       amount per month                 amount per month

-----------------------------------------------------------------------------------------------------------------------------------
   Disability Waiver of Planned       On Policy date and on
   Premium Rider                     each Policy Anniversary
     -  Minimum Charge (13)                 thereafter             $___ per $1,000 of net          $___ per $1,000 of net amount
                                                                    amount at risk per month            at risk per month

     -  Maximum Charge (14)                                        $___ per $1,000 of net          $___ per $1,000 of net amount
                                                                    amount at risk per month            at risk per month

     -  Charge for a [age, sex,                                    $___ per $1,000 of net          $___ per $1,000 of net amount
        underwriting class]                                         amount at risk per month            at risk per month
----------------------------------------------------------------------------------------------------------------------------------


----------------------
    (10) Charges for the Adjustable Term Insurance Rider, the Disability Waiver of Planned Premium Rider, the Disability Waiver of Monthly Deduction Rider, and the Other Insured Term Insurance Rider vary based on the insured's issue or actual age, sex, and underwriting class, and may vary based on Policy Year and face amount or net amount at risk. Charges based on actual age will likely increase as the insured ages. The rider charges shown in the table may not be typical of the charges you will pay. Your Policy Details page or the specifications page(s) for the rider will indicate the rider charges applicable to your Policy. More detailed information concerning these rider charges is available on request from our Variable Life Service Center.

    (11) This minimum charge is based on an insured with the following characteristics: [INSERT CHARACTERISTICS]

    (12) This maximum charge is based on an insured with the following characteristics: [INSERT CHARACTERISTICS]

    (13) This minimum charge is based on an insured with the following characteristics: [INSERT CHARACTERISTICS].

    (14) This maximum charge is based on an insured with the following characteristics: [INSERT CHARACTERISTICS]

-----------------------------------------------------------------------------------------------------------------------------------
                                     PERIODIC CHARGES OTHER THAN PORTFOLIO OPERATING EXPENSES
-----------------------------------------------------------------------------------------------------------------------------------
               CHARGE                  WHEN CHARGE IS DEDUCTED           AMOUNT DEDUCTED -        AMOUNT DEDUCTED - CURRENT
                                                                    MAXIMUM GUARANTEED CHARGE               CHARGE
-----------------------------------------------------------------------------------------------------------------------------------
   Disability Waiver of Monthly         On Policy date and on
   Deduction Rider                     each Policy Anniversary
      -  Minimum Charge(15)                  thereafter               $___ per $1,000 of net       $___ per $1,000 of net amount
                                                                     amount at risk per month           at risk per month


      -  Maximum Charge(16)                                           $___ per $1,000 of net       $___ per $1,000 of net amount
                                                                     amount at risk per month           at risk per month

  Charge for a [age, sex,                                             $___ per $1,000 of net       $___ per $1,000 of net amount
   underwriting class]                                               amount at risk per month           at risk per month
---------------------------------------------------------------------------------------------------------------------------------
     Guaranteed Death Benefit Rider     When rider is elected               $25                          $25
-----------------------------------------------------------------------------------------------------------------------------------
   Other Insured Term                   [When rider is elected
  Insurance Rider                        and on each monthly
                                            processing day
      -  Minimum Charge(17)                   thereafter]             $____ per $1,000 of          $____ per $1,000 of rider
                                                                     rider face amount per         face amount per month
      -  Maximum Charge(18)                                                 month
                                                                      $____ per $1,000 of          $____ per $1,000 of rider
                                                                     rider face amount per         face amount per month
      -  Charge for a (age,                                                month
         sex, underwriting                                            $____ per $1,000 of          $___ per $1,000 of rider
         class)                                                      rider face amount per         face amount per month
                                                                           month
-----------------------------------------------------------------------------------------------------------------------------------




---------------------
    (15) This minimum charge is based on an insured with the following characteristics: [INSERT CHARACTERISTICS].

    (16) This maximum charge is based on an insured with the following characteristics: [INSERT CHARACTERISTICS]

    (17) This minimum charge is based on an insured with the following characteristics: [INSERT CHARACTERISTICS].

    (18) This maximum charge is based on an insured with the following characteristics: [INSERT CHARACTERISTICS]

The following tables describe the portfolio fees and expenses that you will pay periodically during the time that you own the Policy. The fees and expenses are for the fiscal year ended December 31, 2002. Expenses of the portfolios may be higher or lower in the future. More detail concerning each portfolio's fees and expenses is contained in the prospectus for each portfolio.

The following table shows the minimum and maximum fees and expenses (before waiver or reimbursement) charged by any of the portfolios for the fiscal year ended December 31, 2002.

ANNUAL PORTFOLIO OPERATING EXPENSES (expenses that are deducted from portfolio assets):

-----------------------------------------------------------------------------------------------------------------
                                                                 MINIMUM                          MAXIMUM
-----------------------------------------------------------------------------------------------------------------
MANAGEMENT FEES                                                           %             -                   %
-----------------------------------------------------------------------------------------------------------------
DISTRIBUTION AND/OR SERVICE (12b-1) FEES                                  %             -                   %
-----------------------------------------------------------------------------------------------------------------
OTHER EXPENSES                                                            %             -                   %
-----------------------------------------------------------------------------------------------------------------
TOTAL ANNUAL PORTFOLIO OPERATING EXPENSES                                 %             -                   %
-----------------------------------------------------------------------------------------------------------------
TOTAL NET ANNUAL PORTFOLIO OPERATING EXPENSES                             %                                 %
-----------------------------------------------------------------------------------------------------------------

The following table shows the fees and expenses (before waiver or reimbursement) charged by each portfolio for the fiscal year ended December 31, 2001.



ANNUAL PORTFOLIO OPERATING EXPENSES (expenses that are deducted from portfolio assets):

--------------------------------------------------------------------------------------------------------------------------
                                                                                                GROSS           NET
                                                                                                TOTAL          TOTAL
                                                         MANAGEMENT     12b-1     OTHER        ANNUAL          ANNUAL
PORTFOLIO                                                   FEES        FEES     EXPENSES     EXPENSES     EXPENSES(1)(2)
--------------------------------------------------------------------------------------------------------------------------
THE ALGER AMERICAN FUND
     Growth Portfolio
--------------------------------------------------------------------------------------------------------------------------
     Leveraged Allcap Portfolio
--------------------------------------------------------------------------------------------------------------------------
     MidCap Growth Portfolio
--------------------------------------------------------------------------------------------------------------------------
     Small Capitalization Portfolio
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
BERGER INSTITUTIONAL PRODUCTS TRUST
     International Fund
--------------------------------------------------------------------------------------------------------------------------
     Small Company Growth Fund
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.
(INITIAL SHARES)
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
DREYFUS VARIABLE INVESTMENT FUND (INITIAL SHARES)
--------------------------------------------------------------------------------------------------------------------------
     Appreciation Portfolio
--------------------------------------------------------------------------------------------------------------------------
     Growth and Income Portfolio
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
FIDELITY VARIABLE INSURANCE PRODUCTS FUND [(INITIAL
CLASS) (2)]
--------------------------------------------------------------------------------------------------------------------------
     Growth Portfolio
--------------------------------------------------------------------------------------------------------------------------
     High Income Portfolio
--------------------------------------------------------------------------------------------------------------------------
     Money Market Portfolio
--------------------------------------------------------------------------------------------------------------------------
     Overseas Portfolio
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
                                                                                                GROSS           NET
                                                                                                TOTAL          TOTAL
                                                         MANAGEMENT     12b-1     OTHER        ANNUAL          ANNUAL
PORTFOLIO                                                   FEES        FEES     EXPENSES     EXPENSES     EXPENSES(1)(2)
--------------------------------------------------------------------------------------------------------------------------
     Asset Manager(SM) Portfolio
--------------------------------------------------------------------------------------------------------------------------
     Contrafund(R) Portfolio
--------------------------------------------------------------------------------------------------------------------------
     Index 500 Portfolio
--------------------------------------------------------------------------------------------------------------------------
     Investment Grade Bond Portfolio
--------------------------------------------------------------------------------------------------------------------------
     Growth Opportunities Portfolio
--------------------------------------------------------------------------------------------------------------------------
GOLDMAN SACHS VARIABLE INSURANCE TRUST
--------------------------------------------------------------------------------------------------------------------------
     Capital Growth Fund
--------------------------------------------------------------------------------------------------------------------------
     Core(SM) U.S. Equity Fund
--------------------------------------------------------------------------------------------------------------------------
     Growth and Income Fund
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
LEVCO SERIES TRUST
     Equity Value Fund
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
THE MONTGOMERY FUNDS III
--------------------------------------------------------------------------------------------------------------------------
     Worldwide Emerging Markets Funds
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
SELIGMAN PORTFOLIOS, INC. (CLASS 1)
--------------------------------------------------------------------------------------------------------------------------
     Communications and Information Portfolio
     (Class 1)
--------------------------------------------------------------------------------------------------------------------------
     Frontier Portfolio  (Class 1)
--------------------------------------------------------------------------------------------------------------------------
     Global Technology Portfolio (Class 2)
--------------------------------------------------------------------------------------------------------------------------
     Small Cap Value Portfolio (Class 2)
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
VAN ECK WORLDWIDE INSURANCE TRUST
--------------------------------------------------------------------------------------------------------------------------
     Worldwide Emerging Markets Fund
--------------------------------------------------------------------------------------------------------------------------
     Worldwide Real Estate Fund
--------------------------------------------------------------------------------------------------------------------------


    (1) [DESCRIBE CONTRACTUAL ARRANGEMENTS.]

    (2) For certain portfolios, certain expenses were voluntarily reimbursed and/or certain fees were voluntarily waived during 2002. It is anticipated that these expense reimbursement and fee waiver arrangements will continue past the current year, although they may be terminated at any time. After taking into account these voluntary arrangements, annual portfolio operating expenses would have been:

           ---------------------------------------------------------------------------------------------------------------
                                                                                                                  NET
                                                                                                                 TOTAL
                                                                      MANAGEMENT      12b-1        OTHER        ANNUAL
           PORTFOLIO                                                     FEES          FEES      EXPENSES      EXPENSES
           ---------------------------------------------------------------------------------------------------------------

           ---------------------------------------------------------------------------------------------------------------

           ---------------------------------------------------------------------------------------------------------------

           ---------------------------------------------------------------------------------------------------------------

           ---------------------------------------------------------------------------------------------------------------

           ---------------------------------------------------------------------------------------------------------------

Those portfolios provided the fee and expense information regarding the portfolios. The Alger American Fund, Berger Insurance Products Trust, The Dreyfus Socially Responsible Growth Fund, Inc., Dreyfus Variable Investment Fund, Fidelity Variable Insurance Products Fund, Goldman Sachs Variable Insurance Trust, Levco Series Trust, The Montgomery Funds III, Seligman Portfolios, Inc, and Van Eck Worldwide Insurance Trust are not affiliated with the Company.

THE POLICY
================================================================================

PURCHASING A POLICY

This Policy may be purchased with the intention of accumulating cash value on a tax-free basis for some period (such as, until retirement) and then periodically borrowing from the Policy without allowing the Policy to lapse. The aim of this strategy is to continue borrowing from the Policy, while leaving sufficient Policy Value in the Policy to pay the monthly deduction. You may be required to pay additional premium to keep the Policy in force. Anyone considering using the Policy as a source of tax-free income by taking out policy loans should consult a competent tax adviser before purchasing the Policy about the tax risks inherent in such a strategy. For the risks using this Policy with this intent, see "Federal Tax Considerations" and "Loan Risks."

To purchase a Policy, you must submit a completed application to us through one of our licensed insurance agents who is also a registered representative of Canada Life of America Financial Services, Inc. (CLAFS), the principal underwriter for the Policy or who has a selling arrangement with CLAFS.

The minimum initial amount of insurance coverage (or face amount) is $50,000. You may increase or decrease the face amount by written request before the final payment date within certain limits.

Generally, the Policy is available for insureds between issue ages 0-85.

REPLACING EXISTING INSURANCE. It may not be in your best interest to surrender, lapse, change, or borrow from existing life insurance policies or annuity contracts in connection with the purchase of the Policy. You should compare your existing insurance and the Policy carefully. You should replace your existing insurance only if you determine that this Policy is better for you. You may have to pay a surrender charge on your existing insurance, and this Policy will impose a new surrender charge period. You should talk to your financial professional or tax adviser to make sure the exchange will be tax-free. If, for example, you surrender your existing policy for cash and then buy the Policy, you may have to pay Federal income tax, possibly including a 10% penalty tax, on the surrender. Because we will not issue the Policy until we have received an initial premium from your existing insurance company, the issuance of the Policy may be delayed.

APPLYING FOR A POLICY

After receiving a completed application from a prospective Policyowner, we will begin the underwriting process to decide the insurability of the proposed insured. We must receive evidence of insurability that satisfies our underwriting standards before we will issue a Policy. We may require medical examinations and other information before deciding insurability. We will issue a Policy only after underwriting has been completed. We reserve the right to modify our minimum face amount and underwriting requirements at any time, and to reject an application for any reason permitted by law.

If a prospective Policyowner makes an initial payment of at least one minimum monthly payment, we will provide initial fixed conditional insurance during underwriting. The fixed conditional insurance will be the insurance applied for, up to a maximum of $500,000, depending on the age and underwriting class of the proposed insured. This coverage will continue for no more than 90 days from the date of the application and, if required, the completed medical exam. If death is by suicide during this coverage, we will return only the premium paid.

If you have made premium payments before we issue the Policy, but no fixed conditional insurance is in effect, we will allocate those premium payments to a non-interest bearing account. If the Policy is not issued and accepted, we will return premium payments to you without interest.

WHEN INSURANCE COVERAGE TAKES EFFECT

We will issue the Policy only if the underwriting process has been completed, the application has been approved, and the proposed insured is alive and in the same condition of health as described in the application. Full insurance coverage under the Policy will take effect when the Policy has been issued and only if the minimum initial premium also has been paid. This is the

Policy date that we use to measure monthly processing dates, Policy Years and Policy Anniversaries. We begin to deduct monthly charges from your Policy Value on the Policy date.

CANCELING A POLICY

INITIAL RIGHT TO EXAMINE PERIOD. You have the right to examine and cancel your Policy by returning the Policy to our Variable Life Service Center (or to the agent who sold it) on or before 10 days after you receive the Policy. There may be longer periods in some jurisdictions. See the "Right to Examine" provision of your Policy. If you decide to cancel the Policy during the right to examine period, we will treat the Policy as if we never issued it. We will refund monies owed within 7 days after we receive the returned Policy at our Variable Life Service Center.

If you live in a state that requires us to return a full refund of premium, we will refund the greater of:

    -   your entire payment; or

    - the Policy Value plus deductions under the Policy for taxes, charges or fees. (Surrender charges will not be assessed.)

If you live in a state that requires us to return Policy Value, we will refund:

    -   your Policy Value as of the date we receive the returned Policy, plus

    - any deductions under the Policy for taxes, charges or fees. (Surrender charges will not be assessed).

We may postpone payment of the refund under certain conditions. For example, we may delay refund of any payment you made by check until the check has cleared your bank.

RIGHT TO EXAMINE PERIOD FOR INCREASE IN FACE AMOUNT OR TARGET DEATH BENEFIT SCHEDULE. Similarly, after an increase in face amount or the Target Death Benefit Schedule, we will mail or deliver to you a right to examine notice for the increase. You will have the right to cancel the increase on or before 10 days after you receive the notice. If you cancel the increase, you will receive a credit to your Policy Value of the charges deducted for the increase. We will waive any surrender charge computed for the increase.

STATE VARIATIONS

Any state variations in the Policy are described in a special policy form for use in that state. This prospectus provides a general description of the Policy. Your actual Policy and any endorsements and riders are the controlling documents. If you would like to receive a copy of your Policy and any of its endorsements and riders, contact the Variable Life Service Center.


OWNERSHIP RIGHTS

The Policy belongs to the person named in the application, unless later changed. The Policyowner is the insured unless the application specifies a different person as the insured or the Policyowner is changed thereafter. While the insured is living, the Policyowner may exercise all of the rights and options granted in the Policy, with the consent of any irrevocable beneficiary and subject to the terms of any assignment of the Policy. Your principal rights as Policyowner are as follows:

    -   to appoint or change beneficiaries;

    -   to receive amounts payable before the death of the insured;

    - to assign the Policy (if you assign the Policy, your rights and the rights of anyone who is to receive payment under the Policy are subject to the terms of that assignment);

    -   to change the Policyowner of this Policy; and

    - to change the face amount or Target Death Benefit Schedule of this Policy.

No appointment or change in appointment of a Policyowner will take effect unless we receive written request thereof. When received, the request will take effect as of the date it was signed, subject to payment or other action taken by us before it was received.

MODIFYING THE POLICY

Any modification or waiver of our rights or requirements under the Policy must be in writing and signed by our president, secretary or chief actuary. No agent may bind us by making any promise not contained in the Policy.

Upon notice to you, we may modify the Policy:

    - to make the Policy or the Variable Account comply with any law (or regulation issued by a governmental agency) to which we are subject;

    - to assure continued qualification of the Policy as a life insurance contract under the Internal Revenue Code or other Federal or state laws relating to variable life policies;

    -   to reflect a change in the operation of the Variable Account; or

    - to provide additional Variable Account and/or fixed accumulation options.

If we modify the Policy, we will make appropriate endorsements to the Policy. If any provision of the Policy conflicts with the laws of any governmental agency to which we are subject, we reserve the right to amend the provision to conform to these laws.

OTHER POLICIES

We offer variable annuity policies that may invest in the same portfolios of the Funds. We also offer a full line of traditional life insurance and annuity policies through our affiliated company, The Canada Life Assurance Company. For more information about these policies, please contact our Variable Life Service Center or your agent.

PREMIUMS
================================================================================

MINIMUM INITIAL PREMIUM. No insurance will take effect until the minimum initial premium is paid to us and we have approved your application. The health and other conditions of the insured described in the application must not have changed.

PREMIUM FLEXIBILITY. You may make additional payments at any time while the insured is alive and the Policy is in force, before the final payment date, and subject to any applicable maximum premium limitations.

You may send your payment by mail to our Variable Life Service Center. We will not begin processing any payment until we receive it at our Variable Life Service Center.

You have the flexibility to determine the frequency and the amount of the premiums you pay. If you establish a schedule of planned periodic payments, we will bill you at regular intervals. You may request that we send you a signed receipt of the payment. You may change the planned premium schedule; you may make unscheduled payments; you may skip planned payments. You may not pay any premiums after the Policy's final payment date except as necessary to keep your Policy in force. MAKING PLANNED PAYMENTS DOES NOT GUARANTEE THAT THE POLICY WILL REMAIN IN FORCE. The Policy will not necessarily lapse if you fail to make planned payments.

If you have an outstanding Policy loan, we will credit all payments you send to us as premium payments unless you ask us to apply the payment as a loan repayment. You also may choose to have premium payments automatically deducted monthly from your bank account or other source under an electronic funds transfer plan.

You may stop paying premiums at any time and your Policy will continue in force until the earlier of the final payment date, or the date when either: (i) the insured dies; (ii) the grace period ends without a sufficient payment; or (iii) we receive your written request to surrender the Policy.

Minimum Monthly Payment. The minimum monthly payment is the monthly premium amount necessary to guarantee insurance coverage during the first 48 months following the Policy date or an increase in face amount or the Target Death Benefit Schedule. Your Policy Details page will show a minimum monthly payment amount for your Policy, which is based on the insured's issue age, sex, premium class, face amount, and riders. If you change the face amount or the Target Death Benefit Schedule, add, change or delete a supplemental benefit rider or change the death benefit option, the minimum monthly payment is subject to change.

Electronic Funds Transfer. You may choose to have monthly or periodic payments automatically collected from your checking or savings account pursuant to an electronic funds transfer (EFT) agreement. You may terminate the EFT method of payment after 30 days by written request, and we may terminate the EFT method of payment at any time if a premium has not been paid by your bank. The EFT method of payment is not available on the 29th, 30th or 31st day of each month. There is no charge for this feature.

PREMIUM LIMITATIONS. No premium payments may be made after the final payment date. You may not pay premiums less than $50 for EFT payments and $100 for non-EFT payments, and we reserve the right to increase this minimum upon 90 days written notice to you.

There are no limits on the total amount of premium payments you pay if you have selected Death Benefit Option 3 that applies the Cash Accumulation Tax test.

If your Death Benefit Option is either 1 or 2, we may limit or refund any premium or portion of a premium if:

    - the premium would disqualify the Policy as a life insurance contract under the Code; or

    - the premium would increase the base death benefit by more than the amount of such payment (unless you provide us with satisfactory evidence of insurability).

We have established procedures to monitor whether aggregate premiums paid under a Policy exceed the current maximum premium limitations that qualify the Policy as life insurance according to Federal tax laws. We will not allow you to make any premium payments that would cause the total amount of the premiums you have paid to exceed those limits. If you make a premium payment that would cause your total premiums to be greater than the maximum premium limitations, we will accept only that portion of the premium that would make total premiums equal the maximum amount that may be paid under the Policy. We will apply an excess first to repay any outstanding loan balance; if there are remaining excess payments, we will return the excess to you. However, we will accept payment needed to prevent Policy lapse during a Policy Year.

REFUND OF EXCESS PREMIUM FOR MODIFIED ENDOWMENT CONTRACTS (MECS) . We will refund the amount of any premium received which would cause the Policy to become a MEC unless you provide us with written notice allowing your Policy to become a MEC is acceptable to you. You should consult a tax adviser to discuss the potential tax effects of allowing this Policy to become a MEC particularly if you have an outstanding loan balance.

TAX-FREE EXCHANGES (1035 EXCHANGES). We may accept as part of your initial premium, money from another life insurance contract that qualified for a tax-free exchange under Section 1035 of the Code. You should consult a tax adviser to discuss the potential tax effects of such a transaction.

ALLOCATING PREMIUMS

Each premium we receive after the Policy date (or the Right to Examine period as described below) will be allocated as of the date it is received at the Variable Life Service Center to the Fixed Account or Subaccounts in accordance with your payment allocation instructions then in effect.

When you apply for a Policy, you must instruct us in the application to allocate your premium to one or more Subaccounts of the Variable Account and/or to the Fixed Account according to the following rules:

    - Allocation percentages must be in whole numbers, with the total allocation to all selected accounts equaling 100%.

    - We will allocate the premium as of the date we receive it at our Variable Life Service Center according to your current premium allocation instructions, unless otherwise specified.

    - You may change the allocation instructions for additional premiums by written request or by telephone request. Any change in allocation instructions will be effective on the date we record the change. No charge is currently imposed for changing premium allocation instructions. We may impose a charge of up to $25 in the future.

Investment returns from amounts allocated to the Subaccounts will vary with the investment performance of these Subaccounts and will be reduced by Policy charges. YOU BEAR THE ENTIRE INVESTMENT RISK FOR AMOUNTS YOU ALLOCATE TO THE SUBACCOUNTS. You should periodically review your allocation schedule in light of market conditions and your overall financial objectives.

PREMIUMS DURING UNDERWRITING

If you pay a premium with your application for the Policy, or at any time before the Policy date, we will hold the premium in a non-interest bearing account. When we have issued the Policy, we will transfer any Policy Value held in such account to the Fixed Account and/or the Subaccounts as you directed in the application or by written request.

If the application is not approved, we will refund the premium paid without interest.

PREMIUMS DURING THE RIGHT TO EXAMINE PERIOD

If your Policy provides for a full refund of premiums paid under the Right to Examine provision, we will allocate all Subaccount investments to the Money Market Subaccount for 14 days from the Policy date, except as described below:

    - 24 days from the Policy date if this Policy is issued in a replacement situation in states with a 20-day right to examine; or

    - 34 days from the Policy date for California citizens age 60 and older, who have a 30-day right to examine.

After this period, the Money Market Subaccount Value will be reallocated in accordance with the allocation instructions in the application or in a subsequent written request.

Policy Values
================================================================================

POLICY VALUE

The Policy Value serves as the starting point for calculating values under a Policy.

Policy Value:                   -  equals the sum of all values in the Fixed
                                   Account, including any outstanding loan
                                   balance, and in the Variable Account;

                                - is determined first on the Policy date and then on each valuation day; and

                                - has no guaranteed minimum amount and may be more or less than premiums paid.

Policy Value varies from day to day, depending on such factors as the investment performance of the Subaccounts you choose, interest we credit to the Fixed Account, charges we deduct, and any other transactions (e.g., transfers, partial withdrawals, and loans). WE DO NOT GUARANTEE A MINIMUM POLICY VALUE.

CASH SURRENDER VALUE

The cash surrender value is the amount we pay to you when you surrender your Policy. We determine the cash surrender value at the end of the valuation period when we receive your Policy and a written request to surrender.


CASH SURRENDER VALUE AT THE      -   the Policy Value as of such date; minus
END OF ANY VALUATION DAY         -   any surrender charge as of such date; minus
EQUALS:                          -   any outstanding loan balance

SUBACCOUNT VALUE

At the end of any valuation period, the Subaccount value is equal to the number of units in the Subaccount multiplied by the unit value of that Subaccount.


THE NUMBER OF UNITS IN ANY       -   the initial units purchased at unit value
SUBACCOUNT AT THE END OF ANY         on the Policy date; plus
VALUATION DAY EQUALS:            -   units purchased with any additional
                                     premiums; plus
                                 -   units purchased when Policy Value is
                                     transferred from another Subaccount or the Fixed Account; minus
                                 -   units redeemed to pay a pro-rata share of
                                     the monthly deduction allocated to the
                                     Subaccount; minus
                                 -   units redeemed to pay a pro-rata share of
                                     partial withdrawals (and any applicable
                                     partial withdrawal charge); minus
                                 -   units redeemed as part of transfers to
                                     another Subaccount and/or the Fixed Account
                                     (and any applicable transfer charges);
                                     minus
                                 -   units redeemed to pay a pro-rata share of
                                     transaction charges allocated to the
                                     Subaccount for changes in face amount of the Policy.

Every time you allocate or transfer money to or from a Subaccount, we convert that dollar amount into units. We determine the number of units we credit to, or subtract from, your Policy by dividing the dollar amount of the transaction by the unit value for that Subaccount that is next determined after we receive your premium or transaction request.

Certain events will reduce the number of units of a Subaccount credited to a Policy. Partial withdrawals or transfers of Subaccount Value will result in the redemption of the appropriate number of units of that Subaccount, as will surrender of the Policy, payment of death benefit proceeds, transfer of loan collateral, and the deduction of a monthly deduction. Units are redeemed as of the end of the valuation period in which we receive written notice of the event.

UNIT VALUE

The value (or price) of each Subaccount will reflect the investment performance of the portfolios in which the Subaccount invests. Unit values will vary among Subaccounts. The unit value may increase or decrease from one valuation period to the next.

THE UNIT VALUE OF ANY             -     the unit value of the Subaccount on the
SUBACCOUNT AT THE END OF                immediately preceding valuation day;
ANY  VALUATION                          multiplied by
DAY EQUALS:                       -     the net investment factor for that
                                        Subaccount on that valuation day.

THE NET INVESTMENT FACTOR:        -     measures the investment performance of a
                                        Subaccount from one valuation period to
                                        the next;
                                  -     increases to reflect investment income
                                        and capital gains (realized and
                                        unrealized) for the shares of the
                                        underlying portfolio; and
                                  -     decreases to reflect any capital losses
                                        (realized and unrealized) for the shares of the underlying portfolio, as well as the insurance charge.


FIXED ACCOUNT VALUE

On the Policy date, the Fixed Account value is equal to the net premium payments allocated to the Fixed Account, minus the portion of the first monthly deduction taken from the Fixed Account.

THE FIXED ACCOUNT VALUE           -    the premium(s) allocated to the Fixed
AT THE END OF ANY VALUATION            Account; plus
DAY IS EQUAL TO:                  -    any amounts transferred to the Fixed
                                       Account (including any outstanding loan
                                       balance); plus
                                  -    interest credited to the Fixed Account;
                                       minus
                                  -    amounts withdrawn from the Fixed Account
                                       (including any applicable withdrawal
                                       charges); minus
                                  -    amounts transferred from the Fixed
                                       Account (including any outstanding loan
                                       balance) to a Subaccount including any
                                       applicable transfer fees.
                                  -    any transaction charges allocated to the
                                       Fixed Account for changes in the face
                                       amount; minus
                                  -    amounts deducted to pay for monthly
                                       deductions.

DEATH BENEFIT
================================================================================

NET DEATH BENEFIT ON OR BEFORE THE FINAL PAYMENT DATE

If the insured dies on or before the final payment date, and while the Policy is in force, we will pay the net death benefit in the table below to the beneficiary once we receive at our Variable Life Service Center satisfactory proof of the insured's death. We may require that the Policy is returned to us. We will pay the insurance proceeds in a lump sum or under one of our payment options.

IF THE ADJUSTABLE TERM            [X]  the base death benefit (described below)
INSURANCE RIDER IS NOT IN              in effect on the insured's date of
EFFECT ON THE INSURED'S DATE           death; PLUS
OF DEATH, THE NET DEATH           [X]  any additional death benefit provided by
BENEFIT EQUALS:                        a rider; MINUS
                                  [X]  any monthly deductions due and unpaid
                                       through the month that the insured dies;
                                        MINUS
                                  [X]  any outstanding loan balance.
IF THE ADJUSTABLE TERM            [X]  the Target Death Benefit (described
INSURANCE RIDER IS IN                  below) set at the beginning of the
                                       Policy Year of the insured's date of
                                       death; MINUS

EFFECT ON THE INSURED'S           [X]  any monthly deductions due and unpaid
DATE OF DEATH, THE NET                 through the month that the insured dies;
DEATH BENEFIT EQUALS                   MINUS

                                  [X]  any outstanding loan balance.


An increase in the face amount will increase the net death benefit if the Adjustable Term Insurance Rider is not elected, and a decrease in the face amount or Target Death Benefit Schedule will decrease the net death benefit.

NET DEATH BENEFIT AFTER THE FINAL PAYMENT DATE

If the insured dies after the final payment date, and while the Policy is in force, we will pay the net death benefit in the table below to the beneficiary once we receive at our Variable Life Service Center satisfactory proof of the insured's death. We may require that the Policy is returned to us. We will pay the insurance proceeds in a lump sum or under a settlement option that we offer at the time.

If the insured is living after the final payment date, the following will occur:

[X] No further investment in, or transfers to, a Subaccount will be permitted;

[X] If Death Benefit Option 2 is in effect, the Policy will be converted to Death Benefit Option 1. You will no longer be permitted to change your death benefit option.


IF THE ADJUSTABLE TERM            [X] The face amount in effect on the final
INSURANCE RIDER IS NOT IN             payment date minus any outstanding loan
EFFECT AS OF THE FINAL                balance on the date of death or
PAYMENT DATE, THE NET DEATH       [X] The Policy Value on the date of death
BENEFIT WILL BE THE GREATER           minus any outstanding loan balance and
OF:                                   [partial withdrawals] as of the date of
                                      death.


IF THE ADJUSTABLE TERM            [X] The Target Death Benefit amount in
INSURANCE RIDER IS IN EFFECT          effect on the Policy Anniversary nearest
AS OF THE FINAL PAYMENT DATE,         the final payment date minus any
THE NET DEATH BENEFIT WILL BE         outstanding loan balance as of the date
THE GREATER OF:                       of death; or

                                  [X] Policy Value as of the date of death
                                      minus any outstanding loan balance and
                                      [partial withdrawals] as of the date of
                                      death



DEATH BENEFIT OPTIONS

The Policy provides three death benefit options: Option 1--Level Guideline Premium Test; Option 2--Adjustable Guideline Premium Test; and Option 3--Level Cash Value Accumulation Test. We calculate the amount available under each death benefit option as of the date of the insured's death. Under each option, the length of the death benefit coverage depends upon the cash surrender value of the Policy. If you have selected Death Benefit Options 1 or 3, a partial withdrawal will reduce the face amount.


The base death benefit            [X] the face amount; OR
under OPTION 1 and
and OPTION 3 is the               [X] the minimum death benefit equal to the
greater of:                           Policy Value (determined on the valuation
                                      day on or next following the date of the insured's death) multiplied by the applicable factor for the insured's attained age (see Appendix A for Option 1 and Appendix B for Option 3)

The base death benefit under      [X] the face amount plus the Policy Value on
OPTION 2 is the                       the date of the insured's death; or
greater of:
                                  [X] the minimum death benefit equal to the
                                      Policy Value (determined on the valuation day on or next following the date of the insured's death multiplied by the applicable factor for the insured's attained age (see Appendix A).






WHICH DEATH BENEFIT OPTION TO CHOOSE. If you prefer to have premium payments and favorable investment performance reflected partly in the form of an increasing death benefit, you should consider choosing Option 2. If you are satisfied with the amount of the insured's existing insurance coverage and prefer to have premium payments and favorable investment performance reflected to the maximum extent in the Policy Value, you should consider choosing Options 1 or 3.

The amount of the death benefit may vary with the amount of the Policy Value.

    - Under Option 1 and 3, the base death benefit will vary with the Policy Value whenever the Policy Value multiplied by the applicable percentage is greater than the face amount.

    - Under Option 2, the base death benefit will always vary with the Policy Value.

MINIMUM DEATH BENEFIT

To qualify as "life insurance" under the Federal tax laws, this Policy must provide a minimum death benefit. The minimum death benefit will be determined as of the date of death of the insured. Under current Federal tax law, either the "Guideline Premium/Cash Value Corridor" test or the "Cash Value Accumulation" test may be used to determine whether the Policy qualifies as "life insurance" under the Code. The "Guideline Premium/Cash Value Corridor" test limits the amount of premiums payable under a policy; no such limits apply under the "Cash Value Accumulation "test. The factors used to determine the minimum death benefit applicable to a given Policy Value are different under the two tests.

You may elect either of the tests at the time of application for the Policy. You may not change tests. If you select the "Guideline Premium/Cash Value Corridor" test, you may elect Death Benefit Option 1 or Death Benefit Option 2. If you elect the "Cash Value Accumulation" test, Death Benefit Option 3 must apply. YOU SHOULD CONSULT A QUALIFIED TAX ADVISOR IN CHOOSING BETWEEN THE "GUIDELINE PREMIUM/CASH VALUE CORRIDOR" AND THE "CASH VALUE ACCUMULATION" TESTS AND IN CHOOSING A DEATH BENEFIT OPTION.

If Death Benefit Option 1 or Death Benefit Option 2 is in effect, the minimum death benefit is computed by multiplying the Policy Value as of the date of the insured's death by a percentage factor for the insured's attained age, as set forth in Appendix B. (The factors set forth in Appendix B reflect the requirements of the "Guideline Premium/Cash Value Corridor Death Benefit test set forth in the Federal tax laws.) If Death Benefit Option 3 is in effect, the minimum death benefit is computed by multiplying the Policy Value as of the date of the insured's death by a percentage for the insured's attained age, sex and underwriting class, as set forth in Appendix C. (The factors set forth in Appendix C reflect the requirements of the "cash value accumulation" test set forth in Federal tax laws.) The minimum death benefit factors will be adjusted to conform to any changes in Federal tax laws.

Except as otherwise provided, we will pay interest on the net death benefit from the date of the insured's death to the date the net death benefit is paid. You may choose for the net death benefit to be paid out either as a lump sum or under one of the payment options provided by the Policy. If the net death benefit is paid in a lump sum, we will credit interest at the greater of (i) 3.00% annually, or (ii) any higher rate required by applicable law.

CHANGING DEATH BENEFIT OPTIONS

If you have selected Death Benefit Option 3, you are not permitted by law to change your death benefit option. If you have selected Death Benefit Options 1 or 2, you are not permitted to change your base death benefit to Option 3.

After the first Policy Year and before the final payment date, you may change Death Benefit Options 1 or 2 by written request once per Policy Year. We reserve the right to require evidence of insurability. The change in the base death benefit will take effect on the monthly processing date following the date the request is approved by underwriting.

Changing the death benefit option may result in a change in face amount. You may not change your death benefit option if the change would decrease the face amount to less than $50,000.

Changing the death benefit option also may have tax consequences and may affect the net amount at risk over time (which would affect the monthly cost of insurance charge). We will not permit any change that would result in your Policy being disqualified as a life insurance contract under Section 7702 of the Code. Changing the death benefit option may have tax consequences. You should consult a tax adviser before changing death benefit options.

CHANGING THE FACE AMOUNT

You select the face amount when you apply for the Policy. You may change the face amount by written request. We may require you to return your Policy to make the change. We will not permit any change that would result in your Policy being disqualified as a life insurance contract under Section 7702 of the Code. However, changing the face amount may have tax consequences and you should consult a tax adviser before doing so.

    INCREASING THE FACE AMOUNT

After the first Policy Year and before the insured reaches age 85, you may increase the face amount of your Policy, subject to the following requirements:

    - You must complete a written application and provide evidence of insurability satisfactory to us at our Variable Life Service Center.

    -   We must affirm that the insured meets our underwriting standards.

    - You must pay the amount necessary to make up the difference between the Policy Value and the amount necessary to keep the Policy in force for three months.

The increased face amount will take effect on or following the first monthly processing date following the date that all of the above requirements are met. The minimum face amount increase is $10,000.

An increase in face amount will be accompanied by: (i) a cost of insurance charge for the increase; (ii) a new minimum monthly payment; (iii) a new monthly expense charge; (iv) new guideline premiums; and (v) a new surrender charge period for the Policy.

    REDUCING THE FACE AMOUNT

After the first Policy Year and before the final payment date, you may reduce the face amount of your Policy provided that the insured is living and the Policy is in force. The decrease will take effect on the first monthly processing date after we receive your written request. The face amount will be reduced or eliminated in the following order: (i) the most recent face amount increase; (ii) the most recent face amount increases, successively; and (iii) the initial face amount. The minimum face amount decrease we permit is $10,000. You may not decrease the face amount below $50,000.

We will deduct a surrender charge from the Policy Value on the date of the decrease if the requested decrease is to take effect before the beginning of the 10th Policy Year or before the beginning of the 10th Policy Year following any increase in face amount for which you have applied. You may choose the Subaccount(s) from which these charges will be deducted. If you do not make an election, we will allocate the charges pro-rata.

A decrease in face amount will be accompanied by: (i) a new monthly expense charge; (ii) new guideline premiums; (iii) new surrender charges for the Policy; and (iv) a new minimum monthly payment.

PAYMENT OPTIONS

There are several ways of receiving proceeds under the death benefit and surrender provisions of the Policy other than in a lump sum. If you make no election, the beneficiary may select an option when the proceeds become payable. None of these options vary with the investment performance of the Variable Account.

The amount paid under any one option for any one payee must be at least $5000, or the proceeds will be paid in one lump sum. The periodic proceeds for one payee must be at least $50.


OPTION 1:     [X] Proceeds will be paid in equal amounts each month during the
LIFE INCOME       payee's lifetime. The amount of each payment will be
                  determined from the Table of Payments on the basis of $1000 net proceeds, using the payee's age. Age will be determined from the nearest birthday at the due date of the first payment.


OPTION 2:     [X] We will pay the proceeds according to terms agreed to by the
MUTUAL            payee and us.
AGREEMENT

You must notify us in writing of an election of an option and any revocation or change of that option at our Variable Life Service Center. More detailed information concerning these payment options is available on request from our Variable Life Service Center.

ACCELERATED DEATH BENEFIT RIDER

Under the Accelerated Death Benefit Rider, you may receive an accelerated payment of all or part of the Policy's death benefit when the insured becomes critically ill or is permanently confined to a nursing home. You may add this option at any time, subject to the then current underwriting standards and issue age constraints in effect. You may cancel this option at any time. We do not assess a charge for this rider.

The federal income tax consequences associated with adding the Accelerated Death Benefit Rider or receiving the accelerated death benefit are uncertain. You should consult a tax adviser before adding the Accelerated Death Benefit Rider to your Policy or requesting an accelerated death benefit.

ADJUSTABLE TERM INSURANCE RIDER

Under the Adjustable Term Insurance Rider, you may supplement your base death benefit to equal an amount known as the Target Death Benefit. The Target Death Benefit is an amount that is recalculated at the beginning of each Policy Year to equal the base death benefit plus and the difference between the base death benefit and the Target Benefit Schedule. The Target Death Benefit Schedule cannot be increased. However, you may decrease the amount of the Target Benefit Schedule by a partial withdrawal. Decreasing the Target Death Benefit Schedule will lower the minimum monthly payment. If you have elected this rider, you may not increase the face amount or change death benefit options. You may add this rider only at the time of application. This rider terminates on the final payment date. The charge for this rider is assessed as part of the monthly deduction.

GUARANTEED DEATH BENEFIT RIDER

This rider, which may be elected only at Policy issue: (i) guarantees that your Policy will not lapse, regardless of the investment performance of the Subaccounts, provided certain conditions are met; and (ii) provides a guaranteed net death benefit after the final payment date. We will deduct from your Policy Value a one-time administrative charge of $25 when you elect the rider. You may cancel the rider at any time. Once terminated, the rider may not be reinstated. This rider does not protect against lapse if your Policy's outstanding loan exceeds your Policy Value.

In order to maintain the Guaranteed Death Benefit Rider, the minimum premium payment tests shown below must be met on each Policy Anniversary and within 48 months following the Policy date and/or the date of any increase in Face Amount or

Target Death Benefit Schedule, as described below. In addition, a one-time administrative charge of $25 will be deducted from Policy Value when the rider is elected. Certain transactions, including taking any preferred loans, taking partial withdrawals, underwriting reclassifications, changing the Face Amount or Target Death Benefit Schedule, and changing the Death Benefit option, can result in the termination of the rider. If this rider is terminated, it cannot be reinstated.

GUARANTEED DEATH BENEFIT TESTS

While the Guaranteed Death Benefit Rider is in effect, the Policy will not lapse if the following two tests are met:

        1. Within 48 months following the Date of Issue of the Policy or of any increase in the Face Amount or Target Death Benefit Schedule, the sum of the Premiums paid, less any outstanding loan, partial withdrawals and withdrawal charges, must be greater than the Minimum Monthly Payment multiplied by the number of months which have elapsed since the relevant Date of Issue; and

        2. On each Policy Anniversary, (a) must exceed (b), where, since the Date of Issue:(a) is the sum of your payments, less any withdrawals, partial withdrawal charges and outstanding loan which is classified as a preferred loan; and (b) is the sum of the minimum Guaranteed Death Benefit Premiums, as shown on the Policy Details page of the Policy.

TERMINATION OF THE GUARANTEED MINIMUM DEATH BENEFIT RIDER

The Guaranteed Death Benefit Rider will end and may not be reinstated on the first to occur of the following:

        - The Policy lapses because the outstanding loan balance exceeds the Policy Value on a monthly deduction date; or

        - The sum of your payments less withdrawals and preferred loans does not meet or exceed the applicable Guaranteed Death Benefit test (see above); or

        - A Policy Change occurs that results in a negative guideline level premium; or

        - You change from Death Benefit Option 2 to Death Benefit Option 1within 5 years of the final payment date; or

        -   You request a partial withdrawal or preferred loan.

It is possible that the Policy Value will not be sufficient to keep the Policy in force on the first monthly processing date following the date the rider terminates. You may be required to pay additional premium to keep the Policy in force.

SURRENDERS AND PARTIAL WITHDRAWALS
================================================================================

SURRENDERS

You may surrender your Policy and receive its cash surrender value as calculated at the end of the valuation day when we receive your written request at the Variable Life Service Center, subject to the following conditions:

        - The insured must be alive and the Policy must be in force when we receive the written request. We may require that you return the Policy.

        - You will incur a surrender charge if you surrender your Policy on or before the last day of the 9th Policy Year from the Policy date or from any increase in the face amount.

        - Once you surrender your Policy, all coverage and other benefits under it cease and cannot be reinstated.

        - We generally will pay the cash surrender value to you in a lump sum or other payment option within 7 days after we receive your written request. We may postpone payment of benefits under certain conditions.

    The cash surrender value equals the Policy Value minus any outstanding loan balance and surrender charges. A surrender may have tax consequences. Please consult your tax advisor before surrendering your Policy.

PARTIAL WITHDRAWALS

After the first Policy Year, you may withdraw part of the cash surrender value of your Policy upon written request, subject to the following conditions.

    - The insured must be alive and the Policy must be in force when you make your written request, and this request must be made before the final payment date.

    - Your written request must state the amount you wish to receive. You must request at least $200. The maximum partial withdrawal amount is your cash surrender value minus the greater of $500 or 3 monthly deductions.

    - You may allocate the amount withdrawn among the Subaccounts and the Fixed Account. If you do not provide allocation instructions, we will deduct the amount (including any fee) from the Subaccounts and the Fixed Account based on the proportion that each Subaccount value and the Fixed Account value bears to your unloaned Policy Value.

    - You may not make a partial withdrawal if, or to the extent that, the partial withdrawal would reduce the face amount under Death Benefit Options 1 or 3 below $40,000.

    - Partial withdrawals will reduce the face amount under Death Benefit Options 1 and 3 by the amount of the withdrawal. The face amount reductions will be made in the following order: (i) against the most recent increase in the face amount; (ii) against the most recent increases in the face amount in succession; and (iii) against the face amount under the original application.

    - If you have elected the Adjustable Term Insurance Rider, partial withdrawals will reduce the Target Death Benefit Schedule by the amount of the withdrawal under each death benefit option.

    - You will incur a surrender charge as a result of the attendant reduction in the face amount or reduction in the Target Death Benefit Schedule. This surrender charge is a charge per $1000 of the amount of the face amount reduction, and is based on the age, sex, and underwriting class of the insured.

    - On a partial withdrawal, we will redeem the number of units of a designated Subaccount and the Fixed Account equal to the amount withdrawn. The amount withdrawn is the amount you request plus the partial withdrawal charge. For each partial withdrawal, we deduct 2.00% of the amount withdrawn, not to exceed $25.

    - Partial withdrawals taken after the final payment date will terminate the Guaranteed Death Benefit Rider.

    - We will process the partial withdrawal at the unit values next determined after we receive your written request at the Variable Life Service Center.

    - We generally will pay a partial withdrawal request within 7 days after the valuation day when we receive your written request. We may postpone payment of partial withdrawals under certain conditions.

    Partial withdrawals may have tax consequences. Please consult your tax advisor before withdrawing any of your Policy Value.

TRANSFERS
================================================================================

You may transfer amounts between the Fixed Account and the Subaccounts, or among the Subaccounts and the Fixed Account, upon request.

We determine the amount you have available for transfers at the end of the valuation period when we receive your request. Currently, the first 12 transfers in a Policy Year are free. Transfers under the Policy are subject to the following conditions:

    - We reserve the right to limit the minimum and maximum amounts that you may transfer and the number of transfers you may make in a single Policy Year. We reserve the right to set other reasonable rules controlling transfers.

    - Transfers from the Fixed Account may not exceed the lesser of $100,000 or 25% of the Policy Value.

    - You may make only one transfer from the Fixed Account each Policy Year. This transfer must be made within the first 30 days following your Policy Anniversary. This restriction does not apply to any transfer made as part of any automated service program we may offer.

    - We reserve the right to deduct up to $25 charge for each transfer after the 12th in a single Policy Year. Transfers resulting from dollar cost averaging, account rebalancing, or loans do not count as transfers for the purpose of assessing the transfer charge.

    - We consider each telephone, fax, e-mail, or written request to be a single transfer, regardless of the number of Subaccounts (or Fixed Account) involved.

    - We process transfers based on unit values determined at the end of the valuation day when we receive your transfer request at the Variable Life Service Center. The corresponding portfolio of any Subaccount determines its net asset value per each share once daily, as of the close of the regular business session of the New York Stock Exchange (usually 4:00 p.m., Eastern time), which coincides with the end of each valuation period. Therefore, we will process any transfer request we receive after the close of the regular business session of the New York Stock Exchange, using the net asset value for each share of the applicable portfolio determined as of the close of the next regular business session of the New York Stock Exchange.

We cannot guarantee that a Subaccount or shares of an underlying portfolio will always be available. If you request that an amount in a Subaccount or in the Fixed Account be transferred to a Subaccount at a time when the Subaccount or the underlying portfolio is unavailable, we will not process your transfer request. This request will not be counted as a transfer for purposes of determining the number of free transfers executed in a year.

Excessive trading (including short-term "market timing" trading) may adversely affect the performance of the Subaccounts. If a pattern of excessive trading by a Policyowner or the Policyowner's agent develops, we reserve the right not to process the transfer request. If your transfer request is not processed, it will not be counted as a transfer for purposes of determining the number of free transfers executed.

DOLLAR COST AVERAGING. You may elect to participate in a dollar cost averaging ("DCA") program in the application or by completing an election form that we receive by the beginning of the month. DCA is an investment strategy designed to reduce the investment risks associated with market fluctuations. The strategy spreads the allocation of your premium into the Subaccounts over a period of time by systematically and automatically transferring, on a monthly or other periodic basis, specified dollar amounts from any selected Subaccount or the Fixed Account to any other Subaccount(s) or the Fixed Account. This allows you to potentially reduce the risk of investing most of your premium into the Subaccounts at a time when prices are high.

We do not assure the success of this strategy, and we cannot guarantee that dollar cost averaging will result in a profit to you or will protect you against loss. You should carefully consider your financial ability to continue the program over a long enough period of time to purchase units when their value is low as well as when it is high. There is no additional charge for DCA. We may modify, suspend, or discontinue the DCA program at any time upon 30 days' written notice to you. More detailed information concerning our DCA program is available upon request from our Variable Life Service Center.

ACCOUNT REBALANCING. We also offer an account rebalancing program under which we periodically will transfer your Policy Value in the Subaccounts to maintain a particular percentage allocation among the Subaccounts. (Policy Value in the Fixed Account is not available for this program.) Policy Value allocated to each Subaccount will grow or decline in value at different rates. The account rebalancing program automatically reallocates the Policy Value in the Subaccounts at the end of each (monthly, quarterly, semi-annual or annual) period to match your Policy's currently effective premium allocation schedule. The account rebalancing program will transfer Policy Value from those Subaccounts that have increased in value to those Subaccounts that have declined in value (or not increased as much). Over time, this method of investing may help you buy low and sell high. The account rebalancing program does not guarantee gains, nor does it assure that you will not have losses or that you will meet your financial goals.

You may cancel account rebalancing upon written request. We may modify, suspend, or discontinue the account rebalancing program at any time and for any reason, upon 30 days written notice to you. There is no additional charge for participating in the account rebalancing program. More detailed information concerning our account rebalancing program is available upon request from our Variable Life Service Center.

The account rebalancing program may not be elected simultaneously with the DCA program.

ADDITIONAL TRANSFER RIGHTS

CONVERSION PRIVILEGE

Within 24 months of the Policy date and or of an increase in the face amount or the Target Death Benefit Schedule, you may convert your Policy into a fixed policy by transferring all Policy Value in the Subaccounts to the Fixed Account. The conversion will take effect as of the end of the valuation period in which we receive your written notice of conversion that is satisfactory to us. There is no charge for this conversion. We will allocate all future premiums to the Fixed Account unless you instruct us to do otherwise.

We will not assess any transfer or other charges in connection with the special transfer right, and this transfer will not count toward the 12 "free" transfers permitted each Policy Year.

Such an exchange may have tax consequences.

TELEPHONE, FACSIMILE, AND E-MAIL REQUESTS
================================================================================
In addition to written requests, we may accept telephone, facsimile, and e-mail instructions from you or an authorized third party regarding transfers, dollar cost averaging, account rebalancing, loans (excluding 403(b) plans), exercise of the conversion privilege, and partial withdrawals (fax and e-mail only), subject to the following conditions:

    - You must complete and sign our telephone, facsimile, or e-mail request form and send it to us at our Variable Life Service Center. You also may authorize us in the application or by written notice to act upon instructions given by telephone or facsimile, or through our e-mail. The authorization will remain effective until we receive written revocation or we discontinue the privilege.

    - We accept transfer instructions provided to us via facsimile at (888) 670-4836. Any instructions sent to another number will not be considered received in our Variable Life Service Center.

    - We cannot accept or process transfer requests left on our voicemail system, although transfers through our Intouch(R) Voice Response System are acceptable.

    - You may designate in the request form a third party to act on your behalf in making telephone, facsimile, and e-mail requests.

    - We will employ reasonable procedures to confirm that instructions conveyed by telephone, facsimile, e-mail are genuine. These procedures may include requiring forms of personal identification prior to acting upon instructions, providing written confirmation of transactions to you, and/or tape recording telephone instructions received from you.

    - If we follow these procedures, we are not liable for any loss, damage, cost, or expense from complying with instructions we reasonably believe to be authentic. You bear the risk of any such loss. If we do not employ reasonable confirmation procedures, we may be liable for losses due to unauthorized or fraudulent instructions.

    - We reserve the right to no longer accept or process telephone, facsimile, and/or e-mail instructions at any time for any class of Policies for any reason.

If you are provided a personal identification number ("PIN") in order to execute electronic transactions, you should protect your PIN because self-service options will be available to your agent of record and to anyone who provides your PIN. We will not be able to verify that the person providing instructions by telephone or fax, or through our e-mail is you or is authorized by you.

Telephone, facsimile and e-mail service may not always be available. Any telephone, facsimile or computer system, whether it is yours, your service provider's, your agent's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request by writing to our Variable Life Service Center.

LOANS
================================================================================

At any time while the insured is living and your Policy is in force, you may, by written request, borrow money secured by your Policy Value. You must sign the written loan agreement, and you must make a satisfactory assignment of the Policy to us. The maximum amount you may borrow including any outstanding loan balance is the loan value. The loan value is 95% of the cash surrender value.

Two types of loans may be available to you:

            - a standard loan option is always available to you. We will charge interest on the amount of the loan at a current annual rate of 3.80%. This current rate of interest may change, but is guaranteed not to exceed 6.00%. However, we also will credit interest on the Policy Value securing the loan. The annual interest rate credited to the Policy Value securing a standard loan is 3.00%.

            - a preferred loan option is automatically available to you unless you request otherwise. You may revoke this option at any time. The preferred loan option is available on that part of the outstanding loan balance that is attributable to earnings. The Company will charge interest on that amount of the loan at a current annual rate of 3.00%. This current rate of interest may change, but is guaranteed not to exceed 4.50%. The annual interest rate credited to the earnings securing a preferred loan is 3.00%. A request for a preferred loan after the final payment date will terminate the optional Guaranteed Death Benefit Rider. There is some uncertainty as to the tax treatment of preferred loans. You should consult a qualified tax adviser.

To secure the loan, we transfer an amount as collateral to the Fixed Account. This amount is equal to the amount of the loan adjusted by the earned interest rate and the charged interest rates. We will transfer the loan amount and any unpaid loan interest accrued by the Policy Anniversary from the Subaccounts and the Fixed Account according to your instructions. We will transfer the outstanding loan balance to the Fixed Accounts. If you do not provide allocation instructions, we will make a pro-rata allocation of Policy Value from the Subaccounts to the Fixed Account. We will not count this transfer as a transfer subject to a transfer charge.

We charge interest on the outstanding loan balance at effective annual rates - currently 3.80% for a standard loan and 3.00% for a preferred loan - compounded annually on the Policy Anniversary, on amounts borrowed by Policyowners. The current interest rates charged on Policy loans may change, but will not exceed 6.00% for standard loans and 4.50% for preferred loans. Interest is charged in arrears from the date of the loan, and is due from the Policyowner on each Policy Anniversary for the prior Policy Year. Unpaid interest becomes part of the outstanding loan balance and accrues interest. If the Policyowner does not pay such interest when due, the amount of the interest is added to the outstanding loan balance (on which interest is assessed in the ensuing year). Unpaid interest is transferred based on your written instructions. If there are no such instructions or the Policy Value in the specified Subaccounts is insufficient to allow the collateral for the unpaid interest to be transferred, the interest is transferred based on the proportion that the Fixed Account Value and the Subaccount Value bear to the total unloaned Policy Value.

We credit the outstanding loan balance with interest at an effective annual rate, currently 3% for both standard and preferred loans. On each Policy Anniversary, you may request that interest earned on the outstanding loan since the preceding Policy Anniversary be transferred to the Subaccounts and to the Fixed Account. Unless you specify otherwise, we will allocate such transfers on a pro rata basis.

We transfer earned loan interest to the Subaccounts and/or the Fixed Account and recalculate collateral: (a) when loan interest is paid or added to the loaned amount; (b) when a new loan is made; and (c) when a loan repayment is made. A transfer to or from outstanding the Loan Account will be made to reflect any recalculation of collateral.

At any time, the amount of the outstanding loan balance under a Policy equals the sum of all loans (including due and unpaid charged interest added to the loan balance) minus any loan repayments.

We normally pay the amount of any loan request within 7 days after we receive your written request. We may postpone payment of loans under certain conditions.

REPAYMENT OF THE OUTSTANDING LOAN BALANCE

You may repay any of the outstanding loan balance while the insured is still living and the Policy is in force. When you repay any of the outstanding loan balance, we will transfer to the Subaccounts and Fixed Account, according to your allocation instructions, that part of the Policy Value in the Fixed Account that secured the repaid loan and unpaid loan interest. If you do not tell us how to allocate loan repayments, we will allocate them according to your most recent payment allocation instructions. You must identify any loan repayment made to us as a loan repayment; otherwise, we will treat such payment as an additional premium payment.

RISKS OF POLICY LOANS

There are risks involved in taking a loan, including the potential for the Policy to lapse if projected earnings, taking into account outstanding loan balances, are not achieved.

A loan, whether or not repaid, affects the Policy, the Policy Value, the cash surrender value, and the net death benefit. We will deduct any outstanding loan balance from the proceeds payable from a surrender or when the insured dies. If your indebtedness causes the cash surrender value of your Policy on a monthly processing day to be less than the monthly deduction due, your Policy will enter a 62 day grace period. We will mail a notice of termination to the last known address of you and any assignee. If you do not make sufficient payment within the 62 day grace period after this notice is mailed, the Policy will terminate with no value. You may reinstate the Policy, provided certain conditions are met. See "Policy Lapse and Reinstatement." Repaying a loan causes the net death benefit and cash surrender value to increase by the amount of the repayment.

If you request a preferred loan after the final payment date or allow the Policy to lapse, the Guaranteed Death Benefit Rider will terminate.

As long as a loan is outstanding, we hold an amount as collateral for the loan in the Fixed Account. This amount is not affected by the investment performance of the Subaccounts and may not be credited with the interest rates accruing on the Fixed Account. Amounts transferred from the Subaccounts to the Fixed Account to secure the loan will affect the Policy Value, even if the loan is repaid, because we credit these amounts with an interest rate we declare rather than with a rate of return that reflects the investment performance of the Subaccounts.

Accordingly, the effect of a Policy loan on the Policy Value and net death benefit could be favorable or unfavorable, depending on whether the investment performance of the Subaccounts and the interest credited to the Fixed Account is less than or greater than the interest being credited on the outstanding loan balance in the Fixed Account. Compared to a Policy under which no loan is made, values under a Policy with an outstanding loan balance will be lower when the earned interest rate is less than the investment performance of assets held in the Subaccounts and interest credited to Policy Value in the Fixed Account (other than outstanding loan amount). The longer a loan is outstanding, the greater the effect of a Policy loan is likely to be.

There are tax risks involved in taking a loan. A loan may also produce significant adverse federal income tax consequences if a Policy lapses or is surrendered with loans outstanding. Any amount of outstanding indebtedness will be added to the amount distributed and will be taxed accordingly. If your Policy has a large amount of indebtedness when it lapses or is surrendered, you might owe taxes that are greater than the cash surrender value. If the Policy is a MEC, then a loan will be treated as a partial withdrawal for Federal income tax purposes. See "Policy Lapse and Reinstatement" and "Federal Tax Considerations."

In addition, if a loan is taken from a Policy that is part of a plan subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), the loan will be treated as a "prohibited transaction" subject to certain penalties unless additional ERISA requirements are satisfied. The owner of such a Policy should seek tax advice before requesting a Policy loan.

POLICY LAPSE AND REINSTATEMENT
================================================================================

LAPSE

Your Policy may enter a 62-day grace period and possibly lapse (terminate without value) if the cash surrender value is insufficient to pay the monthly deduction and other charges under the Policy on a monthly processing day. If you have an outstanding loan balance, your Policy also will enter a grace period (and possibly lapse) whenever your indebtedness reduces the cash surrender value to zero.

Your Policy generally will NOT lapse:

        - during the first 47 monthly processing dates after the Policy date, or increase in face amount or Target Death Benefit Schedule, if you pay premiums (less any indebtedness, partial withdrawals and partial withdrawal charges) in excess of the minimum monthly payment specified in your Policy;

        - during the first 47 monthly processing dates after the Policy date, or increase face amount increase or Target Death Benefit Schedule or other Policy change causing a change in the minimum monthly payment, if your Policy Value less any outstanding loan balance exceeds the amount needed to pay the next monthly deduction;

        - if you purchase a Guaranteed Death Benefit Rider and meet certain conditions; or

        - if, before the end of the grace period, you make a payment which, after deduction of the payment expense charge, will cover the lesser of 3 monthly deductions or 3 minimum monthly payments.

If your Policy enters a grace period (i.e., is in default), we will mail a notice to you or the person you name to receive this notice, and to any assignee of record. We will send such notice to your last known address of record at least 31 days before the date on which your Policy will lapse. The 62-day grace period begins on the date of the notice. The notice will indicate the amount of premium payment due and the final date by which we must receive the payment to keep the Policy from lapsing.

If we do not receive the specified minimum payment by the end of the grace period, all coverage under the Policy will terminate and you will receive no benefits. If the insured dies during the grace period, we will pay the insurance proceeds after deducting any monthly deduction due and payable through the Policy Month in which the insured dies, as well as any other overdue charges under the Policy.

REINSTATEMENT

If your Policy has lapsed for failure to pay loan interest, and has not been surrendered, you may reinstate the Policy within 3 years after the date of Policy lapse or foreclosure. We will reinstate the Policy on the monthly processing date following the day we receive each of the following at our Variable Life Service Center:

        -   a written notice requesting reinstatement;

        -   evidence of insurability that is satisfactory to us; and

        - payment of sufficient premium to keep the Policy in force for at least 3 months.

If you request reinstatement when less than 48 monthly deductions have been taken since the Policy date or since the date of face amount increase or Target Death Benefit Schedule, you must pay the lesser of 3 minimum monthly payments or 3 monthly deductions. If you request reinstatement more than 48 monthly processing dates from the Policy date or date of increase in face amount or Target Death Benefit Schedule, you must pay 3 monthly deductions.

We will allocate your reinstatement premium to the Fixed Account until we approve your application. Once we have approved your application, we will transfer the reinstatement premium, plus accrued interest, according to your latest allocation instructions.

The reinstated Policy will have the same Policy date as it had before the lapse. The Policy Value on the reinstatement date is:

        - the premium to reinstate the Policy, including the interest earned from the date we received your payment at our Variable Life Service Center; plus

        - the Policy Value less any outstanding loan balance on the default date; minus

        -   the monthly deduction due on the reinstatement date.

The amount of the surrender charge and the surrender charge period remaining on the reinstatement date are those that were in effect on the date of default.

You may repay or reinstate any outstanding loan on the date of default or foreclosure.

Upon reinstatement of your Policy , the suicide exclusion under the Policy will not begin anew.

THE COMPANY AND THE FIXED ACCOUNT
================================================================================

CANADA LIFE INSURANCE COMPANY OF AMERICA

We are a stock life insurance company subject to regulation and supervision by the Michigan Insurance Bureau. Our Home Office is located at 6201 Powers Ferry Road. NW, Atlanta, Georgia 30339. We are principally engaged in issuing annuity and life insurance policies. We are obligated to pay all benefits under the Policy.

THE FIXED ACCOUNT

You may allocate some or all of your premium and/or make transfers from the Subaccounts to the Fixed Account. The Fixed Account is part of our general account. We own the assets in the general account, and we use these assets to support our insurance and annuity obligations other than those funded by our separate accounts. These Fixed Account assets are subject to our general liabilities from business operations. Subject to applicable law, we have sole discretion over investment of the Fixed Account's assets. We bear the full investment risk for all amounts allocated or transferred to the Fixed Account. We guarantee that the amounts allocated to the Fixed Account will be credited interest at a net effective annual interest rate of at least 3.00%.

The principal, after charges and deductions, is also guaranteed. The Fixed Account is not affected by the investment performance of the Subaccounts.

We have not registered the Fixed Account with the SEC, and the staff of the SEC has not reviewed the disclosure in this prospectus relating to the Fixed Account. However, certain disclosures may be subject to generally applicable provisions of the federal securities laws regarding the accuracy of statements made in a registration statement.

THE VARIABLE ACCOUNT AND THE PORTFOLIOS
================================================================================

THE VARIABLE ACCOUNT

The Variable Account is a separate account of Canada Life Insurance Company of America, established under Michigan law. We own the assets in the Variable Account, and may use the Variable Account to support other variable life insurance policies we issue. The Variable Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended, and qualifies as a "separate account" within the meaning of the Federal securities laws. This registration does not involve supervision of the management or investment practices or policies of the Variable Account by the SEC.

We have divided the Variable Account into Subaccounts, each of which invests in shares of one of the portfolios: The Subaccounts buy and sell portfolio shares at net asset value. Any dividends and distributions from a portfolio are reinvested at net asset value in shares of that portfolio.

Income, gains, and losses, whether or not realized, from assets allocated to the Variable Account will be credited to or charged against the Variable Account without regard to our other income, gains, or losses. Income, gains, and losses credited to, or charged against, a Subaccount reflect the Subaccount's own investment performance and not the investment performance of our other assets. The Variable Account assets are held separate from our other assets and are not part of our general account. We may not use the Variable Account's assets to pay any of our liabilities other than those arising from the Policies. If the Variable Account's assets exceed the required reserves and other liabilities, we may transfer the excess to our general account. The Variable Account may include other Subaccounts that are not available under the Policies and are not discussed in this prospectus.

CHANGES TO THE VARIABLE ACCOUNT

Where permitted by applicable law, we reserve the right to make certain changes to the structure and operation of the Variable Account, including, among others, the right to:

    - Remove, combine, or add Subaccounts and make the new Subaccounts available to you at our discretion;

    - Substitute shares of another registered open-end management company, which may have different fees and expenses, for shares of a Subaccount at our discretion;

    - Close Subaccounts to allocations of new premiums by existing or new Policyowners at any time in our discretion;

    - Transfer assets supporting the Policies from one Subaccount to another or from the Variable Account to another variable account;

    - Combine the Variable Account with other variable accounts, and/or create new variable accounts;

    - Deregister the Variable Account under the 1940 Act, or operate the Variable Account as a management investment company under the 1940 Act, or as any other form permitted by law; and

    - Modify the provisions of the Policy to reflect changes to the Subaccounts and the Variable Account and to comply with applicable law.

The portfolios, which sell their shares to the Subaccounts pursuant to participation agreements, also may terminate these agreements and discontinue offering their shares to the Subaccounts. We will not make any such changes without receiving any necessary approval of the SEC and applicable state insurance departments. We will notify you of any changes.

We reserve the right to make other structural and operational changes affecting the Variable Account. See "Addition, Deletion, or Substitution of Investments."

WE DO NOT GUARANTEE ANY MONEY YOU PLACE IN THE SUBACCOUNTS. THE VALUE OF EACH SUBACCOUNT WILL INCREASE OR DECREASE, DEPENDING ON THE INVESTMENT PERFORMANCE OF THE CORRESPONDING PORTFOLIO. YOU COULD LOSE SOME OR ALL OF YOUR MONEY.

THE PORTFOLIOS

The Variable Account invests in shares of certain portfolios. Each portfolio is part of a mutual fund that is registered with the SEC as an open-end management investment company. This registration does not involve supervision of the management or investment practices or policies of the portfolios or mutual funds by the SEC.

Each portfolio's assets are held separate from the assets of the other portfolios, and each portfolio has investment objectives and policies that are different from those of the other portfolios. Thus, each portfolio operates as a separate investment fund, and the income or losses of one portfolio generally have no effect on the investment performance of any other portfolio.

The following table summarizes each portfolio's investment objective(s) and identifies its investment adviser (and subadviser, if applicable). THERE IS NO ASSURANCE THAT ANY OF THE PORTFOLIOS WILL ACHIEVE ITS STATED OBJECTIVE(s). For example, during extended periods of low interest rates, the yields of the Money Market Subaccount may become extremely low and possibly negative. YOU CAN FIND MORE DETAILED INFORMATION ABOUT THE PORTFOLIOS, INCLUDING A DESCRIPTION OF RISKS AND EXPENSES, IN THE PROSPECTUSES FOR THE PORTFOLIOS THAT ACCOMPANY THIS PROSPECTUS. You should read these prospectuses carefully and keep them for future reference.

------------------------------------------------------------------------------------------------------------------------------

PORTFOLIO                                                         INVESTMENT OBJECTIVE AND INVESTMENT ADVISER

------------------------------------------------------------------------------------------------------------------------------
ALGER AMERICAN GROWTH PORTFOLIO                       Seeks long-term capital appreciation. The investment adviser is
                                                      Fred Alger Management, Inc.
------------------------------------------------------------------------------------------------------------------------------
ALGER AMERICAN LEVERAGED ALLCAP PORTFOLIO             Seeks long-term capital appreciation. The investment adviser is
                                                      Fred Alger Management, Inc.
------------------------------------------------------------------------------------------------------------------------------
ALGER AMERICAN MIDCAP GROWTH PORTFOLIO                Seeks long-term capital appreciation. The investment adviser is
                                                      Fred Alger Management, Inc.
------------------------------------------------------------------------------------------------------------------------------
ALGER AMERICAN SMALL CAPITALIZATION PORTFOLIO         Seeks long-term capital appreciation. The investment adviser is
                                                      Fred Alger Management, Inc.
------------------------------------------------------------------------------------------------------------------------------
BERGER IPT-INTERNATIONAL FUND                         Seeks long-term capital appreciation. The investment adviser is
                                                      Berger Financial Group LLC, and Bank of Ireland Asset Management
                                                      (U.S.) Limited (BIAM) is the sub-advisor.
------------------------------------------------------------------------------------------------------------------------------
BERGER IPT-SMALL COMPANY GROWTH FUND                  Seeks capital appreciation. The investment adviser is Berger Financial
                                                      Group LLC.
------------------------------------------------------------------------------------------------------------------------------
DREYFUS VIF-GROWTH AND INCOME PORTFOLIO, INC.         Seeks long-term capital growth, current income and growth of
(INITIAL SHARES)                                      income, consistent with reasonable investment risk. The
                                                      investment adviser is The Dreyfus Corporation, and Fayez Sarofim
                                                      & Co. is the sub-advisor.
------------------------------------------------------------------------------------------------------------------------------
DREYFUS VIF-APPRECIATION PORTFOLIO                    Seeks long-term capital growth consistent with the preservation
(INITIAL SHARES)                                      of capital; current income is a secondary goal. The investment adviser is The Dreyfus Corporation.
------------------------------------------------------------------------------------------------------------------------------
THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.    Seeks to provide capital growth; current income is a secondary
INITIAL SHARES)                                       goal. The investment adviser is The Dreyfus Corporation, and NCM is the sub-advisor.
------------------------------------------------------------------------------------------------------------------------------
FIDELITY VIP ASSET MANAGER(SM) PORTFOLIO              Seeks high total return with reduced risk over the long-term.
(INITIAL CLASS)                                       The investment manager is Fidelity Management & Research
                                                      Company, FMR Co., Inc. and Fidelity Investment Money Management,
                                                      Inc. are the sub-advisors, and Fidelity Management & Research
                                                      (U.K.) Inc., Fidelity Management & Research (Far East) Inc., and
                                                      Fidelity Investments Japan Limited assist Fidelity Management &
                                                      Research Company with foreign investments.
------------------------------------------------------------------------------------------------------------------------------
FIDELITY VIP CONTRAFUND(R) PORTFOLIO                  Seeks long-term capital appreciation. The investment manager is
(INITIAL CLASS)                                       Fidelity Management & Research Company, - FMR Co., Inc. is the
                                                      sub-advisor, and Fidelity Management & Research (U.K.) Inc.,
                                                      Fidelity Management (Far East) Inc., and Fidelity Investments
                                                      Japan Limited assist Fidelity Management & Research Company with foreign investments.
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------

PORTFOLIO                                                         INVESTMENT OBJECTIVE AND INVESTMENT ADVISER

------------------------------------------------------------------------------------------------------------------------------
FIDELITY VIP GROWTH PORTFOLIO (INITIAL CLASS)         Seeks capital appreciation. The investment manager is Fidelity
                                                      Management & Research Company, and FMR Co., Inc. is the
                                                      sub-advisor.
------------------------------------------------------------------------------------------------------------------------------
FIDELITY VIP GROWTH OPPORTUNITIES PORTFOLIO           Seeks capital growth. The investment manager is Fidelity
(INITIAL CLASS)                                       Management & Research Company, FMR Co., Inc. is the sub-advisor, and Fidelity Management & Research (U.K.) Inc., Fidelity
                                                      Management (Far East) Inc., and Fidelity Investments Japan
                                                      Limited assist Fidelity Management & Research Company with foreign investments.
------------------------------------------------------------------------------------------------------------------------------
FIDELITY VIP HIGH INCOME PORTFOLIO (INITIAL CLASS)    Seeks to obtain a high level of current income. The investment manager is Fidelity Management & Research Company, FMR Co., Inc.
                                                      is the sub-advisor, and Fidelity Management & Research (U.K.)
                                                      Inc., Fidelity Management (Far East) Inc., and Fidelity
                                                      Investments Japan Limited assist Fidelity Management & Research
                                                      Company with foreign investments.
------------------------------------------------------------------------------------------------------------------------------
FIDELITY VIP INDEX 500 PORTFOLIO (INITIAL CLASS)      Seeks total return which corresponds to that of the Standard &
                                                      Poor's Composite Index of 500 Stocks. The investment manager is
                                                      Fidelity Management & Research Company, and Bankers Trust
                                                      Company, Deutsche Asset Management, Inc., and FMR Co., Inc. are
                                                      the sub-advisors.
------------------------------------------------------------------------------------------------------------------------------
FIDELITY VIP INVESTMENT GRADE BOND PORTFOLIO          Seeks as high a level of current income as is consistent with
(INITIAL CLASS)                                       the preservation of capital. The investment manager is Fidelity
                                                      Management & Research Company, - and Fidelity Investments Money
                                                      Management, Inc. is the sub-advisor.
------------------------------------------------------------------------------------------------------------------------------
FIDELITY VIP MONEY MARKET PORTFOLIO                   Seeks to obtain a high level of current income as is consistent
(INITIAL CLASS)                                       with the preservation of capital and liquidity. The investment manager is Fidelity Management & Research Company, and Fidelity
                                                      Investments Money Management, Inc. is the sub-advisor.
------------------------------------------------------------------------------------------------------------------------------
FIDELITY VIP OVERSEAS PORTFOLIO (INITIAL CLASS)       Seeks long-term growth of capital. The investment manager is
                                                      Fidelity Management & Research Company, FMR Co., is the
                                                      sub-advisor, and Fidelity Management & Research (U.K.) Inc.,
                                                      Fidelity Management & Research (Far East), Fidelity
                                                      International Investment Advisors, Fidelity International
                                                      Investment Advisors (U.K.) Limited, and Fidelity Investments
                                                      Japan Limited assist Fidelity Management & Research Company with foreign investment.
------------------------------------------------------------------------------------------------------------------------------
GOLDMAN SACHS VIT CAPITAL GROWTH FUND                 Seeks long-term growth of capital. The investment adviser
                                                      Goldman Sachs Asset Management, L.P.
------------------------------------------------------------------------------------------------------------------------------
GOLDMAN SACHS VIT CORE(SM) U.S. EQUITY FUND           Seeks long-term growth of capital and growth of income. The investment adviser is Goldman Sachs Asset Management, L.P.
------------------------------------------------------------------------------------------------------------------------------
GOLDMAN SACHS VIT GROWTH AND INCOME FUND              Seeks long-term growth of capital and dividend income. The investment adviser is Goldman Sachs Asset Management, L.P.
------------------------------------------------------------------------------------------------------------------------------
LEVCO EQUITY VALUE FUND                               Seeks long-term growth of capital. The investment adviser is
                                                      John A. Levin & Co., Inc.
------------------------------------------------------------------------------------------------------------------------------
MONTGOMERY VARIABLE SERIES: WORLDWIDE EMERGING        Seeks long-term capital appreciation. The investment adviser is
MARKETS FUND                                          Montgomery Asset Management, LLC.
------------------------------------------------------------------------------------------------------------------------------
SELIGMAN COMMUNICATIONS AND INFORMATION PORTFOLIO     Seeks to produce capital gain. The investment adviser is J. & W.
(CLASS 1)                                             Seligman & Co. Incorporated.
------------------------------------------------------------------------------------------------------------------------------
SELIGMAN FRONTIER PORTFOLIO (CLASS 1)                 Seeks growth of capital; income may be considered, but will be incidental to the Portfolio's investment objective. The
                                                      investment adviser is J. & W. Seligman & Co. Incorporated.
------------------------------------------------------------------------------------------------------------------------------
SELIGMAN GLOBAL TECHNOLOGY PORTFOLIO (CLASS 2)        Seeks long-term capital appreciation. The investment adviser is
                                                      J. & W. Seligman & Co. Incorporated.
------------------------------------------------------------------------------------------------------------------------------
SELIGMAN SMALL CAP VALUE PORTFOLIO (CLASS 2)          Seeks long-term capital appreciation. The investment adviser is
                                                      J. & W. Seligman & Co. Incorporated.
------------------------------------------------------------------------------------------------------------------------------
VAN ECK WORLDWIDE EMERGING MARKETS FUND               Seeks long-term capital appreciation. The investment adviser is
                                                      Van Eck Associates Corporation
------------------------------------------------------------------------------------------------------------------------------
VAN ECK WORLDWIDE REAL ESTATE FUND                    Seeks to maximize return. The investment adviser is Van Eck
                                                      Associates Corporation.
------------------------------------------------------------------------------------------------------------------------------

We may receive compensation from the investment adviser of a fund (or affiliates thereof) in connection with administration, distribution, or other services provided with respect to the funds and their availability through the Policies. The amount of this compensation is based upon a percentage of the assets of the fund attributable to the Policies and other policies issued by us. These percentages differ, and some advisers (or affiliates) may pay us more than others.

SUBSTITUTION OF PORTFOLIOS

If investment in the funds or a particular portfolio is no longer possible, in our judgment becomes inappropriate for the purposes of the Policy, or for any other reason in our sole discretion, we may substitute another portfolio without your consent. The substituted fund or portfolio may have different fees and expenses. No such substitution will be made without any necessary approval of the SEC. Furthermore, we may close Subaccounts to allocations of new premiums at any time in our sole discretion.

VOTING PORTFOLIO SHARES

Even though we are the legal owner of the portfolio shares held in the Subaccounts and have the right to vote on all matters submitted to shareholders of the portfolios, we will vote our shares only as our Policyowners instruct, so long as such action is required by law.

Before a vote of a portfolio's shareholders occurs, we will provide each person with a voting interest in a portfolio with proxy materials and voting instructions. We will ask each such Policyowner to instruct us on how to vote and to return the proxy to us in a timely manner. Each such Policyowner will have the right to instruct us on the number of portfolio shares that corresponds to the amount of Policy Value that Policyowner has in the portfolio (as of a date set by the portfolio).

We will vote shares for which no timely instructions are received in the same proportion as the timely voting instructions we receive. Should Federal securities laws, regulations, or interpretations change, we may elect to vote portfolio shares in our own right. We may, when required by state insurance officials or when permitted under Federal regulation, disregard certain Policyowner voting instructions. If we ever disregard voting instructions, we will send you a summary of the reasons for that action in the next annual report to Policyowners.

CHARGES AND DEDUCTIONS
================================================================================

We deduct certain charges under the Policy. These charges compensate us for: (i) services and benefits we provide; (ii) costs and expenses we incur; and (iii) risks we assume. The fees and charges we deduct under the Policy may result in a profit to us.


SERVICES AND BENEFITS WE PROVIDE:    -  the death benefit

                                     -  a Policyowner's ability to make transfers, partial withdrawals, and surrenders under the Policy

                                     -  loan privileges under the Policy

                                     -  investment options, including premium allocations

                                     -  administration of elective options such as supplemental benefits and riders under the Policy

                                     -  the distribution of reports to owners

COSTS AND EXPENSES WE INCUR:         -  costs associated with processing and underwriting applications, and with issuing and administering the Policy (including any riders)

                                     -  overhead and other expenses for providing services and benefits

                                     -  sales and marketing expenses

                                     -  other costs of doing business, such as collecting premiums, maintaining records, processing claims, effecting transactions, and paying Federal, state, and local premium and other taxes and fees

RISK WE ASSUME:                      -  that the cost of insurance charges we may deduct are insufficient to meet our actual claims because insureds die sooner than we estimate

                                     -  that the costs of providing the services and benefits under the Policies exceed the charges we deduct

                                     -  investment risk associated with the Fixed Account

Some or all of the charges we deduct are used to pay aggregate Policy costs and expenses we incur in providing the services and benefits under the Policy and assuming the risks associated under the Policy.

PAYMENT EXPENSE CHARGE

Before we allocate your premium, we deduct a premium expense charge of 6.00% from each premium to compensate us for sales and marketing expenses and certain taxes we incur. We credit the remaining amount of the premium to your Policy Value according to your allocation instructions. The premium expense charge consists of:

Premium Tax Charge: We deduct a premium tax charge of 2.00% for state and local premium taxes. Premium taxes vary from state to state, and range from 0% to 4.00%. We deduct a premium tax charge regardless of whether any state or local premium tax applies.

Deferred Acquisition Cost ("DAC Tax") Charge. This 1.00% deduction from premium payments helps reimburse us for approximate expenses incurred from Federal taxes for deferred acquisition costs.

Front-end Sales Load Charge.: We deduct a 3.00% front-end sales load from each premium payment to partially compensate us for Policy sales expenses. We may pay some or all of this amount to Canada Life of America Financial Services, Inc., the principal underwriter for and general distributor of the Policy. The 3.00% front-end sales load charge will not change, even if sales expenses change.

We reserve the right to increase or decrease the premium tax charge or the DAC Tax charge to reflect changes in our expenses for premium taxes or DAC taxes.

MONTHLY DEDUCTION

On each monthly processing date before the final payment date, we will assess a monthly deduction from the Policy Value to compensate us for administrative expenses and for the insurance coverage provided under the Policy. We deduct this charge from each Subaccount and the Fixed Account in accordance with the premium allocation instructions you provide at the time of application, or as later changed by written request. If you do not give us allocation instructions, or if the Subaccount(s) and/or the Fixed Account you choose do not have sufficient Policy Value to cover the monthly deduction, we will make deductions on a pro-rata basis (i.e., in the same proportion that the value in each Subaccount and the Fixed Account bears to the unloaned Policy Value on the monthly processing date). If any monthly deduction exceeds the value of a Subaccount or the Fixed Account to which it relates, we will total the unpaid balance and allocate that amount pro-rata among the other Subaccounts and the Fixed Account. We will deduct charges allocated to the Fixed Account on a last-in, first-out basis. Because portions of the monthly deduction (such as the cost of insurance) can vary from month to month, the monthly deduction also may vary from month to month.

The monthly deduction has 5 components:

        -   the monthly cost of insurance charge;

        -   the monthly expense charge;

        -   the monthly administration fee;

        -   the monthly mortality and expense risk charge; and

        -   charges for riders you choose.

COST OF INSURANCE

We assess a monthly cost of insurance charge to compensate us for underwriting the death benefit. The cost of insurance rate depends on a number of factors specific to each individual insured (including age, sex, underwriting class, and face amount) and the duration of the Policy that cause it to vary from month to month. Your Policy Details page will indicate the guaranteed cost of insurance charge applicable to your Policy.

The primary factors in the determination of the cost of insurance charge are the cost of insurance rate (or rates) and the net amount at risk.

The cost of insurance charges for the initial face amount will be no more than:

- the cost of insurance rate for the insured's age (shown in Table 1 of your Policy), MULTIPLIED BY

- the net amount at risk for the initial face amount of your Policy divided by 1,000.

The net amount at risk is equal to:

-   the death benefit on the monthly processing date, MINUS

-   the Policy Value on the monthly processing date.

We calculate the cost of insurance charge separately for the initial face amount and for any increase in face amount. If we approve an increase in face amount, then a different underwriting class (and a different cost of insurance rate) may apply to the increase, based on the insured's circumstances at the time of the increase.

We deduct the cost of insurance charge on each monthly processing date starting with the Policy date of your Policy. We will not deduct cost of insurance charges on or after the final payment date.

Cost of insurance rates. We determine cost of insurance rates for the initial face amount and for each increase in face amount. Actual cost of insurance rates may change, and we will determine the actual monthly cost of insurance rates based on our expectations as to future mortality experience.

The actual cost of insurance rates will never be greater than the guaranteed cost of insurance rates stated in your Policy. We currently use cost of insurance rates that are lower than the annual guaranteed cost of insurance rates.

The cost of insurance rates generally increase with the age of the insured. The underwriting class of the insured also will affect the cost of insurance rate. Insureds in the standard underwriting class will have a lower cost of insurance rate than those in risk classes involving higher mortality risk. The standard and non-standard risk classes are divided into two categories: tobacco and non-tobacco. Non-tobacco using insureds generally will have a lower cost of insurance rate than similarly situated insureds who use tobacco.

Net Amount at Risk. The net amount at risk reflects the difference between the base death benefit and Policy Value. The net amount at risk is affected by investment performance, loans, payment of premiums, fees and charges under the Policy, death benefit option chosen, partial withdrawals, and decreases in face amount. We calculate the net amount at risk separately for the initial face amount and for any increase in face amount.

MONTHLY EXPENSE CHARGE. We will deduct a Monthly Expense Charge for the first 120 months after the Policy is issued. We will apply a new Monthly Expense Charge for the first 120 months after an increase in face amount. The charge for each $1,000 of face amount is set at issue, based on the age, sex and underwriting class of the insured. If you increase the face amount, we will set the Monthly Expense Charge $1,000 of face amount attributable to the increase, based on the age, sex and underwriting class of the insured at the time of the increase.

MONTHLY ADMINISTRATION FEE. We will deduct a $7.50 monthly administration fee each month through the final payment date.

MONTHLY MORTALITY AND EXPENSE RISK CHARGE. We will assess a monthly charge not to exceed 1/12 of an annual rate of 0.60% of the daily net asset value of the Variable Account for the mortality and expense risks we assume during the first 120 months this Policy is in force. Thereafter, we will assess a monthly charge not to exceed 1/12 of an annual rate of 0.30% of the daily net asset value of the Variable Account.

The mortality risk we assume is that insureds may live for a shorter period of time than anticipated. If this happens, we must pay more death benefits than anticipated. The expense risk we assume is that the expenses incurred in issuing and administering the Policies will exceed the administrative charge limits we set in the Policies. If the charge for the mortality and expense risks does not cover our actual mortality experience and expenses, we will absorb the losses. If the charge exceeds actual mortality and expense risk expenses, the difference will be a profit to us. If the charge provides us with a profit, that profit will be available for our use to pay sales, marketing and other expenses.

MONTHLY RIDER CHARGES. The monthly deduction includes charges for any supplemental insurance benefits you add to your Policy by Rider. The Charges are summarized in the Fee Table in this prospectus. Any charges applicable to your Policy will be indicated on the Policy Details page of your Policy.

SURRENDER CHARGE

We assess surrender charges to compensate us partially for administering, issuing, and selling the Policy, including agent sales commissions, the cost of printing the prospectuses and sales literature, any advertising costs, medical exams, review of applications for insurance, processing of the applications, establishing Policy records, and Policy issue. We do not expect surrender charges to cover all of these costs. To the extent that they do not, we will cover the shortfall from our general account assets, which may include profits from other charges assessed under the Policy.

SURRENDER CHARGE. We generally will assess a surrender charge if you (i) surrender the Policy, (ii) reduce the face amount of the Policy, or (iii) make a partial withdrawal, before the beginning of the 10th Policy Year from the Policy date for the Policy or of increase in face amount. The maximum surrender charge is equal to a specific dollar amount that is based on the age (at Policy date or increase in face amount), sex, and underwriting class of the insured, for each $1,000 of face amount. The amount of the surrender charge decreases by one-ninth (11.11%) annually, and grades to zero by the beginning of the 10th Policy Year.

If more than one surrender charge is in effect because or one or more increases in face amount, we will apply surrender and partial withdrawal charges in the following order: (i) first, against the most recent increase; (ii) next, against the next most recent increase(s); and (iii) finally, against the initial face amount.

We can deduct a surrender charge on a decrease in the face amount or a partial withdrawal that results in a decrease in face amount (see "Surrenders and Partial Withdrawals"). Such a surrender charge is a fraction of the charge that would apply to a full surrender--the fraction being the ratio of the partial withdrawal or decrease in face amount to the total face amount immediately prior to the increase.

THE SURRENDER CHARGE MAY BE SIGNIFICANT. YOU SHOULD CALCULATE THESE CHARGES CAREFULLY BEFORE REQUESTING A SURRENDER OR DECREASE IN FACE AMOUNT. Under certain circumstances, the level of surrender charges may result in no cash surrender value available under your Policy.

PARTIAL WITHDRAWAL CHARGE

After the first Policy Year, you may withdraw a portion of your cash surrender value upon written request. For each partial withdrawal, we will deduct a transaction fee of 2.00% of the amount withdrawn; that fee may not exceed $25. This charge is to compensate us for administrative costs in generating the withdrawn payment and in making all calculations that may be required because of the partial withdrawal. A partial withdrawal will reduce the face amount of the Policy; consequently, you will incur a surrender charge on the amount of the partial withdrawal as well.

TRANSFER CHARGE

We currently allow you to make 12 transfers among the Subaccounts or the Fixed Account each Policy Year at no charge.

        - We may deduct up to $25 for the 13th and each additional transfer made during a Policy Year to compensate us for the costs of processing these transfers.

        - For purposes of assessing the transfer charge, we consider each telephone, facsimile, [e-mail,] or written request to be one transfer, regardless of the number of Subaccounts (or Fixed Account) affected by the transfer.

        -   We deduct the transfer charge from the amount being transferred.

        - Transfers resulting from dollar cost averaging, account rebalancing, loans, a conversion during the first 24 months from the Policy date or of the increase in face amount or Target Death Benefit Schedule do not count as transfers for the purpose of assessing this charge.

PORTFOLIO EXPENSES

The value of the net assets of each Subaccount reflects the management fees and other expenses incurred by the corresponding portfolio in which the Subaccount invests; some portfolios also deduct 12b-1 fees from portfolio assets. You pay these fees and expenses indirectly. For further information, consult the portfolios' prospectuses and the Fee Table in this prospectus.

FEDERAL TAX CONSIDERATIONS
================================================================================

The following summarizes some of the basic Federal income tax considerations associated with a Policy and does not purport to be complete or to cover all situations. THIS DISCUSSION IS NOT INTENDED AS TAX ADVICE. PLEASE CONSULT COUNSEL OR OTHER QUALIFIED TAX ADVISERS FOR MORE COMPLETE INFORMATION. We base this discussion on our understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service (IRS). Federal income tax laws and the current interpretations by the IRS may change.

TAX STATUS OF THE POLICY. A Policy must satisfy certain requirements set forth in the Code in order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts. The manner in which these requirements are to be applied to certain features of the Policy are not directly addressed by the Code, and there is limited guidance as to how these requirements are to be applied. We anticipate that a Policy should satisfy the applicable Code requirements. Because of the absence of pertinent interpretations of the Code requirements, there is, however, some uncertainty about the application of these requirements to the Policy, particularly if you pay the full amount of premiums permitted under the Policy. In addition, if you elect the Accelerated Death Benefit Rider [OTHER RIDERS, TOO?], the tax qualification consequences associated with continuing the Policy after a distribution is made are unclear. Please consult a tax adviser on these consequences. If it is subsequently determined that a Policy does not satisfy the applicable requirements, we may take appropriate steps to bring the Policy into compliance with these requirements and we reserve the right to restrict Policy transactions in order to do so.

In certain circumstances, owners of variable life insurance policies have been considered for Federal income tax purposes to be the owners of the assets of the Variable Account supporting their policies due to their ability to exercise investment control over those assets. Where this is the case, the policy owners have been currently taxed on income and gains attributable to the Variable Account assets. There is little guidance in this area, and some features of the Policies, such as the flexibility to allocate premiums and Policy Values, have not been explicitly addressed in published rulings. While we believe that the Policy does not give you investment control over Variable Account assets, we reserve the right to modify the Policy as necessary to prevent you from being treated as the owner of the Variable Account assets supporting the Policy.

In addition, the Code requires that the investments of the Variable Account be "adequately diversified" in order to treat the Policy as a life insurance contract for Federal income tax purposes. We intend that the Variable Account, through the portfolios, will satisfy these diversification requirements.

The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

TAX TREATMENT OF POLICY BENEFITS

IN GENERAL. We believe that the death benefit under a Policy should be excludible from the beneficiary's gross income. Federal, state, and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on your circumstances and the beneficiary's circumstances. You should consult a tax adviser on these consequences.

Generally, you will not be deemed to be in constructive receipt of the Policy Value until there is a distribution. When distributions from a Policy occur, or when loans are taken out from or secured by a Policy (e.g., by assignment), the tax consequences depend on whether the Policy is classified as a MEC.

MODIFIED ENDOWMENT CONTRACTS. Under the Code, certain life insurance policies are classified as MECs and receive less favorable tax treatment than other life insurance policies. The rules are too complex to be summarized here, but generally depend on the amount of premiums paid during the first 7 policy years. Certain changes in a policy after it is issued could also cause it to be classified as a MEC. Due to the Policy's flexibility, each Policy's circumstances will determine whether the Policy is classified as a MEC. A reduction in the death benefit during the first seven Policy years could cause the Policy to become a MEC. If you do not want your Policy to be classified as a MEC, you should consult a tax adviser to determine the circumstances, if any, under which your Policy would or would not be classified as a MEC.

DISTRIBUTIONS FROM MODIFIED ENDOWMENT CONTRACTS. Policies classified as MECs are subject to the following tax rules:

        - All distributions other than death benefits from a MEC, including distributions upon surrender and partial withdrawals, will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the unloaned Policy value immediately before the distribution plus prior distributions over the owner's total investment in the Policy at that time. They will be treated as tax-free recovery of the owner's investment in the Policy only after all such excess has been distributed. "Total investment in the Policy" means the aggregate amount of any premiums or other considerations paid for a Policy, plus any previously taxed distributions.

        - Loans taken from such a Policy (or secured by such a Policy, e.g., by assignment) are treated as distributions and taxed accordingly.

        - A 10% additional income tax penalty is imposed on the amount included in income except where the distribution or loan is made when you have age 59 1/2 or are disabled, or where the distribution is part of a series of substantially equal periodic payments for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and the beneficiary.

If a Policy becomes a MEC, distributions that occur during the Policy Year will be taxed as distributions from a MEC. In addition, distributions from a Policy within 2 years before it becomes a MEC will be taxed in this manner. This means that a distribution from a Policy that is not a MEC at the time when the distribution is made could later become taxable as a distribution from a MEC.

DISTRIBUTIONS FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS. Distributions other than death benefits from a policy that is not a MEC are generally treated first as a recovery of your investment in the policy, and as taxable income after the recovery of all investment in the policy. However, certain distributions which must be made in order to enable the policy to continue to qualify as a life insurance contract for Federal income tax purposes if policy benefits are reduced during the first 15 policy years may be treated in whole or in part as ordinary income subject to tax.

Loans from or secured by a policy that is not a MEC are generally not treated as distributions.

Finally, neither distributions from nor loans from (or secured by) a policy that is not a MEC are subject to the 10% additional tax.

POLICY LOANS. If a loan is outstanding when the policy is cancelled or lapses, the amount of the outstanding indebtedness will be added to the amount distributed and will be taxed accordingly. In general, loan interest will not be deductible. Before taking out a loan, you should consult a tax adviser as to the tax consequences. IF YOUR POLICY HAS A LARGE AMOUNT OF INDEBTEDNESS WHEN IT LAPSES OR IS SURRENDERED, YOU MIGHT OWE TAXES THAT ARE MUCH MORE THAN THE CASH SURRENDER VALUE.

This Policy may be purchased with the intention of accumulating cash value on a tax-free basis for some period (such as, until retirement) and then periodically borrowing from the Policy without allowing the Policy to lapse. The aim of this strategy is to continue borrowing from the policy until the Policy Value is just high enough to pay off the outstanding loan balance. Anyone contemplating taking advantage of this strategy should be aware that it involves several risks. First, this strategy will fail to achieve its goal if the Policy is a MEC or becomes a MEC after the periodic borrowing begins. Second, this strategy has not been ruled on by the IRS or the courts and it may be subject to challenge by the IRS, since it is possible that the loans will be treated as taxable distributions. Finally, there is a significant risk that poor investment performance, together with ongoing deductions for insurance charges, will lead to a substantial decline in the Policy Value that could result in the policy lapsing. In that event, assuming loans have not already been subject to tax as distributions, a significant tax liability could arise when the lapse occurs. Anyone considering using the Policy as a source of tax-free income by taking out policy loans should consult a competent tax adviser before purchasing the Policy about the tax risks inherent in such a strategy.


MULTIPLE POLICIES. All MECs that we issue (and that our affiliates issue) to the same owner during any calendar year are treated as one MEC for purposes of determining the amount includible in the owner's income when a taxable distribution occurs.

ACCELERATED DEATH BENEFIT RIDER. The Federal income tax consequences associated with the Accelerated Death Benefit Rider are uncertain. You should consult a qualified tax adviser about the consequences of requesting payment under this rider. See "Death Benefit -- Accelerated Death Benefit Rider."

[ADD OTHER RIDERS]

BUSINESS USES OF THE POLICY. The Policy may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans, and others. The tax consequences of these plans may vary depending on the particular facts and circumstances of each individual arrangement. The IRS has also recently issued new guidance on split dollar insurance plans. Therefore, if you are contemplating using the Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a tax adviser as to tax attributes of the arrangement. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax adviser.

WITHHOLDING. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient's federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

CONTINUATION OF POLICY BEYOND AGE 100. The tax consequences of continuing the Policy beyond the insured's 100th year are unclear. You should consult a tax adviser if you intend to keep the Policy in force beyond the insured's 100th year.

OTHER POLICY OWNER TAX MATTERS. The transfer of the Policy or designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the Policy to, or the designation as a beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the owner may have generation-skipping transfer tax consequences under Federal tax law. The individual situation of each owner or beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of the Policy proceeds will be treated for purposes of Federal, state, and local estate, inheritance, generation-skipping, and other taxes.

POSSIBLE TAX LAW CHANGES. While the likelihood of legislative or other changes is uncertain, there is always a possibility that the tax treatment of the Policy could change by legislation or otherwise. It is even possible that any legislative change could be retroactive (effective prior to the date of the change). You should consult a tax adviser with respect to legislative developments and their effect on the Policy.

ALTERNATIVE MINIMUM TAX. There may also be an indirect tax upon the income in the Policy or the proceeds of a Policy under the federal corporate alternative minimum tax, if the owner is subject to that tax.

SPECIAL RULES FOR PENSION AND PROFIT-SHARING PLANS. If a Policy is purchased by a pension or profit-sharing plan, or similar deferred compensation arrangement, the Federal, state and estate tax consequences could differ. A competent tax adviser should be consulted in connection with such a purchase.

The amounts of life insurance that may be purchased on behalf of a participant in a pension or profit-sharing plan are limited. The current cost of insurance for the net amount at risk is treated as a "current fringe benefit" and must be included annually in the plan participant's gross income. We report this cost (generally referred to as the "P.S. 58" cost) to the participant annually. If the plan participant dies while covered by the plan and the Policy proceeds are paid to the participant's beneficiary, then the excess of the death benefit over the Policy Value is not taxable. However, the cash value will generally be taxable to the extent it exceeds the participant's cost basis in the Policy. Policies owned under these types of plans may be subject to restrictions under the Employee Retirement Income Security Act of 1974 ("ERISA"). You should consult a qualified adviser regarding ERISA.

Department of Labor ("DOL") regulations impose requirements for participant loans under retirement plans covered by ERISA. Plan loans must also satisfy tax requirements to be treated as nontaxable. Plan loan requirements and provisions may differ from Policy loan provisions. Failure of plan loans to comply with the requirements and provisions of the DOL regulations and of tax law may result in adverse tax consequences and/or adverse consequences under ERISA. Plan fiduciaries and participants should consult a qualified adviser before requesting a loan under a Policy held in connection with a retirement plan.

SPECIAL RULES FOR 403(b) ARRANGEMENTS. If a Policy is purchased in connection with a Section 403(b) tax-sheltered annuity program, the "Special Rules for Pension and Profit-Sharing Plans" discussed above may be applicable. In addition, premiums, distributions and other transactions with respect to the Policy must be administered, in coordination with the Section 403(b) annuity, to comply with the requirements of Section 403(b) of the Code. A competent tax adviser should be consulted.

FOREIGN TAX CREDITS. To the extent that any underlying eligible portfolio makes the appropriate election, certain foreign taxes paid by the portfolio will be treated as being paid by us, and we may deduct or claim a tax credit for such taxes. The benefits of any such deduction or credit will not be passed through to Policyowners.

SUPPLEMENTAL BENEFITS AND RIDERS. Contact our Variable Life Service Center for further discussion of the tax consequences associated with particular supplemental benefits and riders available under the Policy.

SUPPLEMENTAL BENEFITS AND RIDERS
================================================================================

The following riders offering supplemental benefits are available under the Policy. Most of these riders are subject to age and underwriting requirements, and may be added or cancelled at any time. We generally deduct any monthly charges for these riders from Policy Value as part of the monthly deduction. The charges associated with certain of the riders may be reset annually. Your agent can help you determine whether certain of the riders are suitable for you. Please contact us for further details.

We currently offer the following riders under the Policy.

        -   Accelerated Death Benefit Rider;

        -   Adjustable Term Insurance Rider

        -   Disability Waiver of Planned Premium Rider

        -   Disability Waiver of Monthly Deduction Rider

        -   Guaranteed Death Benefit Rider.

        -   Other Insured Term Insurance Rider

ILLUSTRATIONS
================================================================================

The following illustrations have been prepared to help show how certain Policy Values under a sample Policy would change with different hypothetical rates of investment performance over an extended period of time. The illustrations show Policy Values and cash surrender values as well as death benefits. The tables illustrate how Policy Values and cash surrender values, which reflect all applicable charges and deductions, and death benefits of the Policy at the illustrated issue ages would have varied over time if the return on the assets of the portfolios was a uniform, gross, after-tax, annual rate of 0%, 6% or 12%. The tables assume that an annual premium of $1,000 was paid on the first day of each Policy Year and that there were never any loans. For comparison, the tables also show how the premiums would have accumulated if they had been invested in a typical interest-bearing account at a net interest rate of 5%.

The Policy Values, cash surrender values and death benefits shown in the tables reflect the hypothetical gross rate of return for each subaccount as a result of expenses and fees incurred by the portfolios and the variable account, and as a result of monthly mortality and expense risk charges. The illustrations assume that the assets in the portfolios are subject to average annual portfolio expenses equal to [___]% of the average daily net assets (this does not include the monthly mortality and expense risk charge). This assumes an equal allocation of Policy Values between all subaccounts, and is based on the arithmetic average of the expense ratios of each of the portfolios for the last fiscal year. For information on portfolio expenses, see the Portfolio Expense Table above.

The illustrations also take into account the daily charge assessed against each subaccount for assuming mortality and expense risks. This charge is equivalent to an annual charge of 0.60% of the average daily net assets in the subaccounts during the first 10 Policy Years and 0.30% thereafter. The illustrations take into account the payment expense charge, the cost of insurance charge, the monthly administrative fee, and the surrender charges where applicable. Since these charges vary by factors such as issue age, sex and underwriting class and other characteristics of the insured, the charges for your Policy are likely to differ significantly from the charges reflected in these illustrations.

Taking into consideration the assumed annual average portfolio expenses of [ ]% and the annual charges for monthly mortality and expense risks, the gross annual rates of return of 0%, 6% and 12% correspond to approximate net annual rates of return of [ ]%, [ ]% and [ ]% in years 1 through 10, [ ]%, [ ]% and [ ]% thereafter.

The tables illustrating Policy Values are based on the assumptions that the Policyowner pays the premiums indicated, does not change the principal sum, and does not make any withdrawals or take any Policy loans. The values under an actual Policy may be significantly different from those shown even if the portfolio returns average 0%, 6% or 12% but fluctuate over and under those averages throughout the years shown.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE PROVIDED ONLY TO ILLUSTRATE THE MECHANICS OF A HYPOTHETICAL POLICY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RATES OF RETURN. Actual rates of return for a particular Policy may be more or less than the hypothetical investment rates of return. The actual return on your Policy Value will depend on factors such as the amounts you allocate to particular portfolios, the amounts deducted for the Policy's monthly charges, the portfolios' expense ratios, and your loan and withdrawal history.

Depending on the timing and degree of fluctuation in actual investment returns, the actual Policy Values could be substantially less than those shown, and may, under certain circumstances, result in the lapse of the Policy unless the Policyowner pays more than the stated premium.

Separate illustrations on each of the following pages reflect our current cost of insurance charge and monthly administrative fee and the higher guaranteed maximum cost of insurance charge that we have the contractual right to charge. The illustrations assume no charges for Federal or state taxes or charges for supplemental benefits.

The death benefits illustrated in the illustrations assume that the level death benefit options (Death Benefit Options 1 and 2) increase in certain years, reflecting current Internal Revenue Code requirements.

Zero values in the illustration indicate the Policy lapses unless premiums higher than those illustrated are paid.

These illustrations are based on our sex distinct rates for non-tobacco users.

Since the cost of insurance and other charges differ significantly based on issue age, sex, underwriting class and other factors, your Policy Value is likely to differ significantly from the Policy Values shown in these hypothetical illustrations. Upon request, we will furnish comparable illustrations based upon the proposed insured's individual circumstances. Such illustrations may assume different hypothetical rates of return than those reflected in the following illustrations. Upon request, we will furnish a comparable illustrations based upon the proposed Insured's individual circumstances. Such illustrations may assume different hypothetical rates of return than those reflected in the following illustrations.

[ADD ILLUSTRATIONS]

SALE OF THE POLICIES
================================================================================

Canada Life of America Financial Services, Inc. ("CLAFS") acts as the principal underwriter for and general distributor of the Policies. CLAFS was organized under the laws of Georgia on January 18, 1988, and is a wholly-owned subsidiary of Canada Life Insurance Company of America and an affiliate of the Company. CLAFS is located at 6201 Powers Ferry Road, NW, Atlanta, Georgia, is registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc. ("NASD"). More information about CLAFS and its registered representatives is available at http://www.nasdr.com or by calling (800) 289-9999. You also can obtain an investor brochure from NASD Regulation that includes information describing its Public Disclosure Program.

The Policy will be sold by individuals who are licensed as our life insurance agents and appointed by us and who are also registered representatives of CLAFS, by registered representatives of a broker-dealer having a selling agreement with CLAFS, or by registered representatives of a broker-dealer having a selling agreement with these broker-dealers. Such registered representatives will be licensed insurance agents appointed with our Company and authorized by applicable law to sell variable life insurance policies. CLAFS will pay distribution compensation to selling broker-dealers in varying amounts that, under normal circumstances, is not expected to exceed [6.5]% of premium payments under the Policies.

Under our distribution agreement with CLAFS, we may pay the following sales expenses: general agent and agency manager's compensation; agents' training allowances; deferred compensation and insurance benefits of agents, general agents, and agency managers; advertising expenses; and all other expenses of distributing the Policies. We also pay for CLAFS' operating and other expenses. We pay sales commissions to broker-dealers having a selling agreement with CLAFS, and/or to broker-dealers having a selling agreement with these broker-dealers, for the sale of the Policies by their registered persons. We pay commissions to such broker-dealers on behalf of their registered representatives; these broker-dealers may retain a portion of the commissions.

We may pay additional compensation to these broker-dealers pursuant to promotional contracts and/or reimburse them for portions of Policy sales expenses. Their registered representatives may receive a portion of the expense reimbursement allowance paid to these broker-dealers.

Because registered representatives who sell the Policies are also our life insurance agents, they may be eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements, and non-cash compensation programs that we offer, such as conferences, trips, prizes, and awards, subject to applicable regulatory requirements. Other payments may be made for other services that do not directly involve the sale of the Policies. These services may include the recruitment and training of personnel, production of promotional literature, and similar services. In some circumstances and to the extent permitted by applicable regulatory requirements, CLAFS may also reimburse certain sales and marketing expenses, pay promotional agent fees for providing marketing support for the distribution of the Policies, or pay other forms of special compensation to selling broker-dealers.

The Policies will be offered to the public on a continuous basis, and we do not anticipate discontinuing the offering of the Policies. However, we reserve the right to discontinue this offering at any time.

LEGAL PROCEEDINGS
================================================================================

Canada Life Insurance Company of America and its subsidiaries, like other life insurance companies, are involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, we believe that, as of the date of this prospectus, there are no pending or threatened lawsuits that will have a materially adverse impact on the Variable Account, the principal underwriter or the Company.

FINANCIAL STATEMENTS
================================================================================

Our financial statements and the financial statements of the Variable Account are contained in the Statement of Additional Information ("SAI"). Our financial statements should be distinguished from the financial statements of the Variable Account, and you should consider our financial statements as bearing only upon our ability to meet our obligations under the Policies. For a free copy of these financial statements and/or the SAI, please call or write to us at our Variable Life Service Center.

                                                                      APPENDIX A

GLOSSARY
================================================================================

APPLICATION
The application you must complete to purchase a Policy plus all forms required by us or applicable law.

ACCEPTANCE
The date we mail the Policy to you if the application is approved with no changes requiring your consent; otherwise, the date we receive your written consent to any changes.

AGE
How old the insured is on the birthday nearest to the most recent Policy Anniversary.

ASSIGNEE
The person to whom you have transferred your ownership of this Policy.

BASE DEATH BENEFIT
The amount payable under the base policy upon the death of the insured, before deductions for any outstanding loan balance and any unpaid monthly deductions or addition of rider benefits. The base death benefit depends on the death benefit option you select.

BASE POLICY
The base Policy is the Policy without any attached supplemental benefit riders.

BENEFICIARY
The person you name to receive the net death benefit when the insured dies. The owner may designate primary, contingent and irrevocable beneficiaries.

CASH SURRENDER VALUE
The amount payable on a full surrender of the Policy. It is the Policy Value less any outstanding loan balance and surrender charges.

CODE
The Internal Revenue Code of 1986, as amended.

COMPANY (WE, US, OUR)
Canada Life Insurance Company of America.

DUE PROOF OF DEATH
Proof of death that is satisfactory to us. Such proof may consist of: (i) a certified copy of the death certificate; or (ii) a certified copy of the decree of a court of competent jurisdiction as to the finding of death.

EARNINGS
The amount by which the Policy Value exceeds the sum of the premiums made, minus all withdrawals and withdrawal charges. Earnings are calculated at least once each month.

EVIDENCE OF INSURABILITY
Information, including medical information, that we use to determine the insured's underwriting class.

FACE AMOUNT
The amount of insurance coverage in effect under the Base Policy, including any additional increases or decreases. The initial face amount is shown on the Policy Details pages.

FINAL PAYMENT DATE
The Policy Anniversary nearest the insured's 100th birthday. After this date, which is shown on the Policy Details pages, no further payments may be made, other than full or partial loan repayments. There will be no further monthly deductions taken on or after the final payment date except for the monthly mortality and expense charges. Policy loans, partial withdrawals, and transfers among subaccounts are not permitted after the final payment date.

FIXED ACCOUNT
Part of our general account that provides a fixed interest rate. This account is not part of and does not depend on the investment performance of the Variable Account.

FUNDS
Investment companies that are registered with the SEC.

GENERAL ACCOUNT
All our assets other than those held in a variable account.

GRACE PERIOD
A 62-day period after which a Policy will lapse if you do not make a sufficient payment.

HOME OFFICE
Our office located at 6201 Powers Ferry Road. N.W., Atlanta, GA 30339.

INDEBTEDNESS
The total amount of all outstanding Policy loans, including both principal and interest due.

INITIAL FACE AMOUNT
The face amount on the Policy date.

INSURANCE PROCEEDS
The amount we pay to the beneficiary when we receive due proof of the insured's death. We deduct any indebtedness and unpaid monthly deductions before making any payment.

ISSUE AGE
The insured's age on the insured's birthday nearest the Policy date.

LAPSE
What happens if your Policy terminates without value after a grace period. You may reinstate a lapsed Policy, subject to certain conditions.

LOAN VALUE
The maximum amount you may borrow under the Policy.

MINIMUM MONTHLY PAYMENT
A monthly amount shown on the Policy Details pages. If you pay this amount, we guarantee that your Policy will not lapse during the first 47 monthly processing dates after the Policy date or increase in face amount or Target Death Benefit, within limits.

MINIMUM INITIAL PREMIUM
An amount equal to the minimum annual premium (as set forth in your Policy) DIVIDED by the following factor (reflecting the frequency of your planned premium payments): annual 1.0; semi-annual 2.0; quarterly 4.0; monthly 12.0.

MONTHLY DEDUCTION
Consists of the charges taken on each monthly processing date up to the final payment date, including the cost of insurance charge, monthly expense charge, monthly administration fee, and any monthly rider charges. This charge also includes the monthly mortality and expense charge which will continue to be assessed after the final payment date.

MONTHLY PROCESSING DATE
The date on which the monthly deduction is taken each month. This date is shown on the Policy Details pages. This is the same day as the Policy date in each successive month. If there is no day in a calendar month that coincides with the Policy date, or if that day falls on a day that is not a valuation day, then the monthly processing day is the next valuation day. On each monthly processing day, we determine Policy charges and deduct them from the Policy Value.

NET AMOUNT AT RISK
The net amount at risk on the monthly processing date is the base death benefit minus the Policy Value prior to the monthly deduction. On any other day the net amount at risk is the base death benefit minus the Policy Value. The net amount at risk can be determined on the monthly processing date or any other day.

NET DEATH BENEFIT
The amount payable to the beneficiary if the insured dies while this Policy is in force.

PREMIUM
Your payment minus the payment expense charge shown on the Policy Details pages.

OUTSTANDING LOAN BALANCE
All Policy loans taken plus interest due or accrued, minus any loan payments made and interest earned.

PLANNED PREMIUM
The premium selected by the Policyowner at issue as the intended periodic payment to be made to this Policy.

POLICY ANNIVERSARY
The same date in each Policy Year as the Policy date.

POLICY CHANGE
Any change in the face amount or the Target Death Benefit Schedule, or the addition or deletion of a rider, underwriting classification, or change from Death Benefit Option 1 to Death Benefit Option 2, and vice versa.

POLICY DATE
The date the Policy was issued, as shown in the Policy Details pages. We measure the monthly processing date, Policy Months, Policy Years and Policy Anniversaries from this date. Insurance coverage begins on this date.

POLICY DETAILS
Information specific to your Policy, located on the pages following the table of contents in your Policy.

POLICYOWNER (YOU OR YOUR)
The person who may exercise all rights under the Policy, with the consent of any irrevocable beneficiary.

POLICY VALUE
The sum of the Variable Account value and the Fixed Account value.

POLICY YEAR
A year that starts on the Policy date or on a Policy Anniversary.

PORTFOLIOS
The investment portfolios of the Funds in which the Subaccounts invest.

PRO-RATA ALLOCATION
An allocation among the Fixed Account and the Subaccounts in the same proportion that, on the date of allocation, the unloaned Policy Value in the Fixed Account and in each Subaccount bear to the total unloaned Policy Value.

RIDER
A supplementary insurance contract that provides an optional benefit, which may be added to your Policy for an additional charge.

RIGHT TO EXAMINE PERIOD
The period described on the cover page of this Policy during which the Policyowner may cancel the Policy for a refund by returning it to the Company.

SUBACCOUNT
A subdivision of the Variable Account investing exclusively in the shares of a single portfolio.

TARGET DEATH BENEFIT
If this Policy is issued with an Adjustable Term Insurance Benefit Rider, a Target Death Benefit Schedule is attached to your Policy. If you elect the Adjustable Term Insurance Rider, your base death benefit will be supplemented by an amount known as the Target Death Benefit. At the beginning of each Policy Year until the final payment date, the Target Death Benefit is recalculated to equal the difference between the amount shown on the Target Death Benefit Schedule and the base death benefit.

UNDERWRITING CLASS
The insurance risk classification that we assign to the insured based on the information in the application and any other evidence of insurability that we consider. The insured's underwriting class affects the monthly deduction and the payment required to keep the Policy in force. It is shown on the Policy Details pages.

UNIT
A measurement used in the determination of the Policy's Variable Account value.

VALUATION DAY
A valuation day is each day that each Subaccount is valued. A valuation day is each day that our Variable Service Center and the New York Stock Exchange is open for trading. In addition to federal holidays, we are closed on the following days:_____. We do not conduct any business on those days.

VALUATION PERIOD
The period beginning at the close of business on one valuation day and continuing to the close of business on the next valuation day. The close of business is the close of regular trading on the New York Stock Exchange (usually 4:00 p.m. Eastern Time).

VARIABLE ACCOUNT
Canada Life of America Variable Life Account 1.

VARIABLE LIFE SERVICE CENTER
Our Variable Life Service Center as shown on the cover page of the Policy is located at P.O. Box 105662, Atlanta, Georgia, 30348-5662 telephone: (800) 905-1959.

WRITTEN NOTICE OR WRITTEN REQUEST
The written notice or request you must complete, sign, and send to us at our Variable Life Service Center to request or exercise your rights as Policyowner. To be complete, each written notice or written request must: (i) be in a form we accept; (ii) contain the information and documentation that we determine in our sole discretion is necessary for us to take the action you request or for you to exercise the right under the Policy you specify; and (iii) be received at our Variable Life Service Center.

                                                                      APPENDIX B

              DEATH BENEFIT OPTIONS 1 AND 2--GUIDELINE PREMIUM TEST
================================================================================


                         MINIMUM DEATH BENEFIT FACTORS

    Age                  Percentage                     Age                     Percentage

[Through 40                 250%                        60                         130%
    41                      243%                        61                         128%
    42                      236%                        62                         126%
    43                      229%                        63                         124%
    44                      222%                        64                         122%

    45                      215%                        65                         120%
    46                      209%                        66                         119%
    47                      203%                        67                         118%
    48                      197%                        68                         117%
    49                      191%                        69                         116%

    50                      185%                        70                         115%
    51                      178%                        71                         113%
    52                      171%                        72                         111%
    53                      164%                        73                         109%
    54                      157%                        74                         107%

    55                      150%                       75-90                       105%
    56                      146%                        91                         104%
    57                      142%                        92                         103%
    58                      138%                        93                         102%
    59                      134%                        94                         101%
                                                      95-100                      100%]

                                                                      APPENDIX C

              DEATH BENEFIT OPTION 3--CASH VALUE ACCUMULATION TEST
================================================================================


                         MINIMUM DEATH BENEFIT FACTORS

    Age                  Percentage                   Age                       Percentage

    [35                    435.21%                     70                         151.05%
     36                    419.38%                     71                         147.81%
     37                    404.15%                     72                         144.77%
     38                    389.54%                     73                         141.87%
     39                    375.48%                     74                         139.14%

     40                    361.95%                     75                         136.59%
     41                    350.08%                     76                         134.20%
     42                    338.66%                     77                         131.97%
     43                    327.66%                     78                         129.86%
     44                    317.08%                     79                         127.87%

     45                    306.88%                     80                         125.98%
     46                    297.07%                     81                         124.19%
     47                    287.63%                     82                         122.49%
     48                    278.55%                     83                         120.90%
     49                    269.81%                     84                         119.43%

     50                    261.40%                     85                         118.06%
     51                    253.30%                     86                         116.81%
     52                    245.52%                     87                         115.64%
     53                    238.06%                     88                         114.55%
     54                    230.91%                     89                         113.52%

     55                    224.05%                     90                         112.52%
     56                    217.49%                     91                         111.54%
     57                    211.22%                     92                         110.54%
     58                    205.21%                     93                         109.51%
     59                    199.45%                     94                         108.40%

     60                    193.93%                     95                         107.20%
     61                    188.66%                     96                         105.91%
     62                    183.62%                     97                         104.58%
     63                    178.81%                     98                         103.37%
     64                    174.23%                     99                        102.44%]

     65                    169.87%
     66                    165.73%
     67                    161.79%
     68                    158.04%
     69                    154.46%

                                                                      APPENDIX D

                        MAXIMUM MONTHLY EXPENSE CHARGES
================================================================================

We compute a Monthly Expense Charge on the Policy date and on each increase in face amount. The Monthly Expense Charge is based on the age (on the Policy date or on the date of any increase in face amount), sex, and underwriting class of the insured, as indicated in the table below.

            MAXIMUM MONTHLY EXPENSE CHARGES PER $1,000 OF FACE AMOUNT

--------------------------------------------------------------------------------------------------------------------------------
   AGE AT
  ISSUE OR               MALE             MALE          FEMALE             FEMALE                UNISEX            UNISEX
  INCREASE               NON-            TOBACCO         NON-              TOBACCO                NON-             TOBACCO
                       TOBACCO                          TOBACCO                                 TOBACCO
--------------------------------------------------------------------------------------------------------------------------------

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                                       51

                                                                      APPENDIX D

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   AGE AT
  ISSUE OR               MALE             MALE          FEMALE             FEMALE                UNISEX            UNISEX
  INCREASE               NON-            TOBACCO         NON-              TOBACCO                NON-             TOBACCO
                       TOBACCO                          TOBACCO                                 TOBACCO
--------------------------------------------------------------------------------------------------------------------------------

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EXAMPLES

[INSERT SAMPLE CALCULATIONS]



                                       52

                                                                      APPENDIX E


                    CALCULATION OF MAXIMUM SURRENDER CHARGES
================================================================================

We compute a separate surrender charge on the Policy date and at the time of each increase in face amount. The maximum surrender charges are based on the age (on the Policy date and on the date of any increase in face amount), sex and underwriting class of the insured, as indicated in the table below.

               MAXIMUM SURRENDER CHARGE PER $1,000 OF FACE AMOUNT

--------------------------------------------------------------------------------------------------------------------------------
   AGE AT
  ISSUE OR               MALE             MALE          FEMALE             FEMALE                UNISEX            UNISEX
  INCREASE               NON-            TOBACCO         NON-              TOBACCO                NON-             TOBACCO
                       TOBACCO                          TOBACCO                                 TOBACCO
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

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

                                                                      APPENDIX E


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   AGE AT
  ISSUE OR               MALE             MALE          FEMALE             FEMALE                UNISEX            UNISEX
  INCREASE               NON-            TOBACCO         NON-              TOBACCO                NON-             TOBACCO
                       TOBACCO                          TOBACCO                                 TOBACCO
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

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

EXAMPLES

[INSERT SAMPLE CALCULATIONS

              STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS
================================================================================

Additional Policy Information
    The Policy
    Our Right to Contest the Policy
    Policyowner
    Beneficiary
    Assignment
    Notification of Death
    Misstatement of Age or Sex
    Suicide Exclusion
    Non-Participation
    Premium Limitations
    Changing Death Benefit Options
    Payment Options
    Postponement of Payments
    Dollar Cost Averaging
    Account Rebalancing
    Change in Subaccount Investment Policy
    Cost of Insurance Charge
    Charge Discounts for Sales to Groups and Affiliates
    Policy Termination
Supplemental Benefits and Riders
    Accelerated Death Benefit Rider
    Adjustable Term Insurance Rider
    Disability Waiver of Planned Premium Rider
    Guaranteed Death Benefit Rider
    Other Insured Term Insurance Rider
Performance Data
Additional Information
    IMSA
    The Portfolios
    Potential Conflicts of Interest
    Policies Issued in Conjunction with Employee Benefit Plans
    Legal Developments Regarding Unisex Actuarial Tables
    Safekeeping of Account Assets
    Reports to Policyowners
    Records
    Services and Third Party Administration Agreements
    Service Fees
    Principal Underwriter
    Legal Matters
    Experts
    Information about the Company
    Information about the Variable Account
    Other Information
    Financial Statements
Index to Financial Statements

[OUTSIDE BACK COVER PAGE]

To learn more about the Policy, you should read the Statement of Additional Information (SAI) that is incorporated by reference into this prospectus. The table of contents for the SAI appears on the last page of this prospectus. For a free copy of the SAI, please call us toll-free at 1-800-232-1335, or write to us at our Variable Life Service Center at 440 Lincoln Street, Atlanta, GA 30348-9563. We will send you a copy of the SAI within 3 days of receipt of your request by means to ensure prompt delivery.

[INDICATE WHETHER THE SAI OR OTHER INFORMATION IS AVAILABLE ON THE COMPANY'S E-MAIL, BY E-MAIL REQUEST, OR FROM THE INSURANCE AGENT OR BANK AT WHICH THE POLICY WAS SOLD.]

[You may also call us toll-free or write to us at the Variable Life Service Center without charge if you wish to receive a copy of personalized illustrations of your Policy's death benefits, cash surrender values, and cash values, to request additional information about the Policy, and to ask questions about your Policy.]

The SAI has been filed with the SEC and is incorporated by reference into this prospectus. The SEC maintains an Internet e-mail (http://www.sec.gov) that contains the SAI and other information about us and the Policy. Information about us and the Policy (including the SAI) may also be reviewed and copied at the SEC's Public Reference Room in Washington, DC., or may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 450 Fifth Street, NW, Washington, DC 20549-0102. Additional information on the operation of the Public Reference Room may be obtained by calling the SEC at
(202) 942-8090.













Investment Company Act of 1940 Registration File No. 811-09667

                 CANADA LIFE OF AMERICA VARIABLE LIFE ACCOUNT 1
                                  (REGISTRANT)

                    CANADA LIFE INSURANCE COMPANY OF AMERICA
                                   (DEPOSITOR)

                                   HOME OFFICE
                          6201 POWERS FERRY ROAD. N.W.
                                ATLANTA, GA 30339

                          VARIABLE LIFE SERVICE CENTER
                                 P.O. BOX 105662
                           ATLANTA, GEORGIA 30348-5662

                           (800) 905-1959 (TOLL-FREE)

                       STATEMENT OF ADDITIONAL INFORMATION
            FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY

This Statement of Additional Information ("SAI") contains additional information regarding the flexible premium variable universal life insurance policy (the "Policy") offered by Canada Life Insurance Company of America (we, our, us, or the Company). This SAI is not a prospectus, and should be read together with the prospectus for the Policy dated _____, 2003.

You may obtain a free copy of the prospectus by writing or calling us at our address or toll-free phone number shown above. Capitalized terms in this SAI have the same meanings as in the prospectus for the Policy.

The date of this Statement of Additional Information is _____, 2003.

                       STATEMENT OF ADDITIONAL INFORMATION

                                TABLE OF CONTENTS

Additional Policy Information.......................................................................................1
   The Policy.......................................................................................................1
   Our Right to Contest the Policy..................................................................................1
   Policyowner......................................................................................................1
   Beneficiary......................................................................................................1
   Assignment.......................................................................................................2
   Notification of Death............................................................................................2
   Misstatement of Age or Sex.......................................................................................2
   Suicide Exclusion................................................................................................2
   Non-Participation................................................................................................2
   Premium Limitations..............................................................................................2
   Changing Death Benefit Options...................................................................................3
   Payment Options..................................................................................................3
   Postponement of Payments.........................................................................................4
   Dollar Cost Averaging............................................................................................4
   Account Rebalancing..............................................................................................4
   Change in Subaccount Investment Policy...........................................................................5
   Cost of Insurance Charge.........................................................................................5
   Charge Discounts for Sales to Groups and Affiliates..............................................................5
   Policy Termination...............................................................................................6
Supplemental Benefits and Riders....................................................................................6
   Accelerated Death Benefit Rider..................................................................................6
   Adjustable Term Insurance Rider..................................................................................7
   Disability Waiver of Planned Premium Rider.......................................................................7
   Disability Waiver of Monthly Deduction Rider.....................................................................7
   Guaranteed Death Benefit Rider...................................................................................7
   Other Insured Term Insurance Rider...............................................................................7
Performance Data....................................................................................................7
Additional Information..............................................................................................8
   IMSA.............................................................................................................8
   The Portfolios...................................................................................................8
   Potential Conflicts of Interest..................................................................................8
   Policies Issued in Conjunction with Employee Benefit Plans.......................................................9
   Legal Developments Regarding Unisex Actuarial Tables.............................................................9
   Safekeeping of Account Assets....................................................................................9
   Reports to Owners................................................................................................9
   Records.........................................................................................................10
   Services and Third Party Administration Agreements..............................................................10
   Service Fees....................................................................................................10
   Principal Underwriter...........................................................................................10
   Legal Matters...................................................................................................11
   Experts.........................................................................................................11
   Information about the Company...................................................................................11
   Information about the Variable Account..........................................................................11
   Other Information...............................................................................................12
   Financial Statements............................................................................................12
Index to Financial Statements

ADDITIONAL POLICY INFORMATION
================================================================================

                                   THE POLICY

The entire contract is made up of the Policy, the signed application(s) for the Policy, Policy Details pages, and any riders or endorsements. We cannot use any statement to deny a claim or to void the Policy unless it is contained in a written application that is made part of the Policy by attachment or insert. We assume that all statements in an application are made to the best of the knowledge and belief of the person(s) who made them, and, in the absence of fraud, those statements are considered representations and not warranties.

                         OUR RIGHT TO CONTEST THE POLICY

In issuing the Policy, we rely on all statements made in the application. Therefore, we may contest the Policy based on material misrepresentations made in the application (or any supplemental application). However, we will not contest the Policy after it has been in force during the insured's lifetime for two years from the Policy date or, if reinstated, for two years from the date of reinstatement. We will not contest any applied for increase in face amount which is effective after the Policy date, once the applied for increase has been in force during the insured's lifetime for two years following he effective date of the applied for increase. We will not contest an increase in death benefit or face amount that results solely from a change in a death benefit option. Any contest after a reinstatement or an applied for increase in face amount will be limited to material statements made in the application for such reinstatement or applied for face amount increase. This provision does not apply if minimum monthly payments are not paid. This provision also is not applicable to any rider providing benefits specifically for disability or accidental death.

                                   POLICYOWNER

The Policyowner is the insured unless another individual has been named in the application. As Policyowner, you are entitled to exercise all rights under your Policy while the insured is alive, with the consent of any irrevocable beneficiary and subject to the terms of any assignment of the Policy. The consent of the insured is required whenever the face amount is increased.

Your principal rights as Policyowner are as follows:

-        to appoint or change beneficiaries;
-        to receive amounts payable before the death of the insured;
- to assign your Policy (if you assign your Policy, your rights and the rights of anyone who is to receive payment are subject to the terms of the assignment);
-        to change the owner of your Policy; and
-        to change the face amount of your Policy.

                                   BENEFICIARY

The beneficiary is the person or persons to whom the net death benefit is payable on the insured's death. Unless otherwise stated in the Policy, the beneficiary has no rights in the Policy before the insured dies. While the insured is alive, you may change the beneficiary by written request, unless you have declared the beneficiary to be irrevocable.

If more than one primary beneficiary is alive when the insured dies, we will pay each beneficiary in equal shares, unless you have chosen otherwise. Where there is more than one primary beneficiary, the interest of a primary beneficiary who dies before the insured will pass to surviving primary beneficiaries equally. If there are no surviving primary beneficiaries and more than one contingent beneficiary has been appointed and one or more of them dies, we will pay the proceeds to the surviving contingent beneficiaries equally, unless otherwise designated.

If no beneficiary is alive when the insured dies, the Policyowner (or the Policyowner's estate) will be the beneficiary.

                                   ASSIGNMENT

You may assign a Policy as collateral or make an absolute assignment by sending us a written request at any time while the insured is alive and the Policy is in force. All Policy rights will be transferred as to the assignee's interest. The consent of the assignee may be required to make changes in payment allocations, make transfers or to exercise other rights under the Policy.

We are not bound by an assignment or release thereof, unless it is in writing and recorded at our Variable Life Service Center. When recorded, the assignment will take effect on the date the written request was signed. Any rights the assignment creates will be subject to any payment we made or actions we took before the assignment is recorded. We are not responsible for determining the validity of any assignment or release. An assignment may have tax consequences.

                              NOTIFICATION OF DEATH

The death of the insured and/or the Policyowner(s) must be filed with us immediately, and we will require due proof of death. We will compute the net death benefit as of the date of death of the insured.

                           MISSTATEMENT OF AGE OR SEX

If the insured's age or sex was stated incorrectly in the application and it is discovered at or prior to death and the death occurs before the final payment date, we will adjust the death benefit to the amount that would have been payable at the correct age and sex based on the most recent monthly deduction. We will not reduce the base death benefit to less than the minimum death benefit. If the Guaranteed Death Benefit Rider is in effect after the final payment date, the death benefit will be adjusted if the death occurs after the final payment date.

                                SUICIDE EXCLUSION

If the insured commits suicide, while sane or insane, within 2 years of the Policy date, our liability will be limited to an amount equal to the premiums paid, minus any loans, loan interest due, and any partial withdrawals previously paid. The Policy will be rescinded as of the Policy date.

If the insured commits suicide, while sane or insane, within 2 years from the effective date of any applied for increase in face amount, we will not recognize the increase. We will pay to the beneficiary the death benefit payable before the applied for increase plus the monthly expense charges and the cost of insurance charges associated with such increase.

                                NON-PARTICIPATION

The Policy is not eligible for dividends and will not participate in our divisible surplus.

                               PREMIUM LIMITATIONS

We may limit the amount you pay to us in a Policy Year if you select either Death Benefit Option 1 or 2. If these premium limitations apply to your Policy, we will apply the amount of the excess premium payment first to any outstanding loan amounts and then return any balance to you. These premium limitations will not apply, however, if they prevent you from paying enough to keep your Policy in force.

The maximum premium limitations set forth in the Code depend in part upon the amount of the base death benefit. As a result, any Policy changes which affect the amount of the base death benefit may affect whether cumulative premiums paid under the Policy exceed the maximum premium limitations.

                         CHANGING DEATH BENEFIT OPTIONS

The following rules apply to any change in death benefit options.

   -  You must submit a written request for a change in death benefit options.

   - We may require that you return your Policy to us to make such a change, and that you show evidence of insurability.

   - The change will take effect on the monthly processing date following the date of underwriting approval.

   -  We do not impose a charge for changes in death benefit options.

   - If you have selected Death Benefit Option 3, you are not permitted by law to change your death benefit option.

   - If you have selected Death Benefit Options 1 or 2, you are not permitted to change to Death Benefit Option 3.

If you change from Death Benefit Option 1 to Death Benefit Option 2:

   - We will decrease the face amount to equal the face amount prior to the change minus the Policy Value as of the date of the change.

   - We will not effect the change if doing so would reduce the face amount below $50,000.

   - After the change, future cost of insurance charges may be higher or lower than if no change in death benefit options had been made.

   - The net amount at risk always will equal the face amount unless the minimum death benefit applies.

If you change from Death Benefit Option 2 to Death Benefit Option 1:

   - We will increase the face amount by the Policy Value as of the date of the change. The base death benefit will be the greater of the new face amount and the minimum death benefit under Death Benefit Option 1.

   - After the change, (i) an increase in Policy Value will reduce the net amount at risk and the cost of insurance charge, (ii) a decrease in Policy Value will increase the net amount at risk and the cost of insurance charge.

   - A change in death benefit options may result in total payments exceeding then current maximum payment limitations under Federal tax law. We will apply any such excess first to repay any outstanding loan amounts, and return any remaining excess payments to you. We will accept a payment needed to prevent Policy lapse.

   - The Guaranteed Death Benefit Rider (if applicable) will terminate if the change occurs within five Policy Years of the Final Payment Date.

                                 PAYMENT OPTIONS

Upon written request, we will place the cash surrender value or all or part of the net death benefit in one of several payment options we offer at the time of your written request. With some restrictions, you may change any payment option selection before the net death benefit becomes payable. If you make no election, the beneficiary may select an option when the proceeds become payable. If the amount applied under any payment option for any one payee is not at least $5,000, we will pay the proceeds in a lump sum. Periodic payments must be at least $50.

The amounts payable under each of the payment options are paid from our general account. We will provide the payee with a certificate describing the payment option selected.

                            POSTPONEMENT OF PAYMENTS

We may postpone payment of any amount due from the Variable Account for a surrender, partial withdrawal, transfer, Policy loan or on the death of the insured whenever:

   - the New York Stock Exchange (NYSE) is closed for other than usual weekends or holidays, or trading on the NYSE is otherwise restricted;
   - the SEC has determined that an emergency exists or the SEC requires that trading be restricted; or
   - the SEC, by order, permits such postponement for the protection of Policyowners.

We also may postpone any transfer from the Fixed Account or payment of any portion of the amount payable on surrender, partial withdrawal or Policy loan from the Fixed Account for not more than six months from the day we receive your written request and, if required, your Policy.

If we postpone payment for ten days or more, the amount of the postponed payment will earn interest during that period of not less than 3.00% per year, or such higher rate as required by law.

If mandated under applicable law, we may be required to reject a premium payment and/or otherwise block access to a Policyowner's account, and thereby refuse to pay any request for transfers, partials withdrawals, surrenders, or death benefits. Once blocked, Policy Value would be held in that account until instructions are received from the appropriate regulator.

                              DOLLAR COST AVERAGING

You may choose to transfer on a periodic basis specific dollar amounts of at least $100 automatically from any Subaccount or the Fixed Account (either, a "source account") to any other Subaccount or the Fixed Account.

To initiate dollar cost averaging (DCA), we must receive your written request on the required form. Once you have elected DCA, we will process transfers until one of the following occurs:

   -  the entire value of the source account is depleted;
   -  we receive your written revocation of DCA; or
   -  we discontinue the service.

We reserve the right to change our procedures or to discontinue the DCA program for any reason upon 30 days of providing written notice to you. This option is not available on the 29th, 30th or 31st of each month. There is no charge for this feature.

                               ACCOUNT REBALANCING

To initiate account rebalancing, we must receive your written request on our required form. Participation in account rebalancing is voluntary and can be modified or discontinued at any time by written request on our required form. Once you have elected to participate in the account rebalancing program, we will continue to rebalance your subaccounts until you have instructed us to do otherwise.

We may modify, suspend, or discontinue the account rebalancing program at any time and for any reason, upon 30 days written notice to you. This option is not available on the 29th, 30th or 31st day of each month. There is no additional charge for participating in the account rebalancing program.

                     CHANGE IN SUBACCOUNT INVESTMENT POLICY

If the investment policy of a Subaccount is materially changed, you may transfer the portion of the Policy Value in that Subaccount to another Subaccount or to the Fixed Account without a transfer charge and without having the transfer count toward the 12 transfers permitted without charge during a Policy Year.

                            COST OF INSURANCE CHARGE

For each increase in face amount under Death Benefit Option 1 or Death Benefit Option 3, the cost of insurance charge equals:

   -  the cost of insurance rate for the increase; MULTIPLIED BY
   -  the difference between
      -  the increase in face amount, and
      - any Policy Value in excess of the initial face amount at the beginning of the Policy Month not allocated to a prior increase.

For each face amount increase under Death Benefit Option 2, the cost of insurance charge equals:

   -  the cost of insurance rate for the increase; MULTIPLIED BY
   -  the increase in face amount.

If the Guideline Death Benefit is in effect, we will compute a separate cost of insurance charge for that part of the death benefit subject to the Guideline Death Benefit that exceeds the current death benefit not subject to the Guideline Death Benefit.

We will adjust the cost of insurance charge for any decreases in face amount. See "Changing the Face Amount" in the prospectus. We expect to profit from this charge and may use these profits for any lawful purpose including covering sales and marketing expenses.

NET AMOUNT AT RISK     on the Monthly Processing date equals:
                       -  the base death benefit; MINUS
                       -  the Policy Value before the monthly deduction.

                       on any other day equals:
                       -  the current base death benefit; MINUS
                       -  the current Policy Value.

UNDERWRITING CLASS. We currently place each insured into one of three underwriting classes--preferred non-tobacco, standard non-tobacco, and tobacco. We will place an insured under age 18 on the Policy date, in a standard non-tobacco or tobacco underwriting class. We will place the insured in the tobacco category at age 18 unless we received satisfactory evidence that the insured is eligible to receive the non-tobacco category. Before the insured reaches age 18, we will give you notice of how the insured may be classified as non-tobacco.

         - In an otherwise identical Policy, an insured in the standard class will have a lower cost of insurance than an insured in a class with extra ratings.

         - Preferred insureds will generally incur lower cost of insurance rates than insureds who are classified as tobacco users.

               CHARGE DISCOUNTS FOR SALES TO GROUPS AND AFFILIATES

The amount of surrender charges may be reduced or waived when the Policies are to be sold to an individual or a group of individuals in such a manner that results in savings of sales and/or administrative expenses. Such charge also may be waived when a Policy is issued to an officer, director, employee, registered representative or relative thereof of: the Company; The Canada Life Assurance Company; any selling broker-dealer; or any of their affiliates.

Generally, we reduce or waive charges based on a number of factors, including:

   -  the number of insureds;

   -  the size of the group of purchasers;

   -  the total premium expected to be paid;

   -  total assets under management for the Policyowner;

   -  the nature of the relationship among individual insureds;

   -  the purpose for which the Policies are being purchased;

   -  the expected persistency of individual Policies; and

   - any other circumstances rationally related to the expected reduction in expenses.

In no event will reduction or waiver of the surrender charge be permitted where such reduction or waiver will be discriminatory to any person.

                               POLICY TERMINATION

Your Policy will terminate on the earliest of:

   -  the final Policy date;

   -  the end of a 62-day grace period without a sufficient payment;

   -  the date the insured dies; or

   -  the date you surrender your Policy.

SUPPLEMENTAL BENEFITS AND RIDERS
================================================================================

                         ACCELERATED DEATH BENEFIT RIDER

Under the Accelerated Death Benefit Rider, you may receive an accelerated payment of part of the Policy's death benefit when the insured becomes critically ill or is permanently confined to a nursing home. You may add this rider at any time, subject to the then current underwriting standards and issue age constraints in effect. You may cancel this rider at any time. We do not assess a charge for this rider.

The Federal income tax consequences associated with adding the Accelerated Death Benefit Rider or receiving the accelerated death benefit are uncertain. You should consult a tax adviser before adding the Accelerated Death Benefit Rider to your Policy or requesting an accelerated death benefit.

                         ADJUSTABLE TERM INSURANCE RIDER

Under the Adjustable Term Insurance Rider, we provide a supplement to the base death benefit, subject to certain conditions, that ensures that you will receive a minimum net death benefit if your Policy Value declines due to the investment performance of the Subaccounts you have selected. The supplement, which is recalculated at the beginning of each Policy Year, plus the base death benefit is known as the Target Death Benefit. Any partial withdrawals will decrease the amount of the Target Death Benefit. This rider may be elected only at issue. This rider will terminate on the final payment date. The charge for this rider is assessed as part of the monthly deduction.


                   DISABILITY WAIVER OF PLANNED PAYMENT RIDER

[INSERT DESCRIPTION]

                  DISABILITY WAIVER OF MONTHLY DEDUCTION RIDER

This rider provides that, during periods of total disability continuing more than four months, we will waive the greater of the monthly charges or the specified premium. This amount will keep the Policy in force. You may add this rider at any time, subject to the then current underwriting standards and issue age constraints. You may cancel this rider at any time. We may reset the fee we assess for this rider annually.

                         GUARANTEED DEATH BENEFIT RIDER

This rider, which may be elected only at Policy issue: (i) guarantees that your Policy will not lapse, regardless of the investment performance of the Subaccounts, provided certain conditions are met; and (ii) provides a guaranteed net death benefit. In order to maintain the rider, a certain level of premiums must be paid. Certain transactions (preferred loans, partial withdrawal after the payment date) will result in termination of the rider. You may cancel the rider at any time. Once terminated, this rider may not be reinstated. We will deduct from Policy Value a one-time administrative charge of $25 when you elect the Rider.

                       OTHER INSURED TERM INSURANCE RIDER

This Rider provides a term insurance benefit for up to five insureds. Currently, this benefit is available only for the spouse and children of the primary insured. The Rider includes a feature that allows the "other insured" to convert the coverage to a flexible premium adjustable life insurance policy. You may add this rider at any time, subject to the then current underwriting standards and issue age constraints. You may cancel the rider at any time. The rates for this fee vary by sex, underwriting class, risk class, and rider amount. We may reset the fee we assess for this rider annually.

PERFORMANCE DATA
================================================================================

In order to demonstrate how the actual investment performance of the portfolios could have affected the net death benefit, Policy Value, and cash surrender value of the Policy, we may provide hypothetical illustrations using the actual investment performance of each portfolio since its inception. THESE HYPOTHETICAL ILLUSTRATIONS ARE DESIGNED TO SHOW THE PERFORMANCE THAT COULD HAVE RESULTED IF THE POLICY HAD BEEN IN EXISTENCE DURING THE PERIOD ILLUSTRATED AND ARE NOT INDICATIVE OF FUTURE PERFORMANCE.

The values we illustrate for the net death benefit, Policy Value, and cash surrender value take into account all applicable charges and deductions from the Policy (current and guaranteed), the Variable Account and the portfolios. We have not deducted charges for any riders. These charges would lower the performance figures significantly if reflected.

During extended periods of low interest rates, the yields of any Subaccount investing in a money market portfolio may also become extremely low and possibly negative.

ADDITIONAL INFORMATION
================================================================================

                                      IMSA

We are a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA members subscribe to a rigorous set of ethical standards involving the sales and service of individually sold life insurance and annuities. IMSA members have adopted policies and procedures that demonstrate a commitment to honesty, fairness, and integrity in all customer contacts involving sales and service of individual life insurance and annuity products. As a member of IMSA, we may use the IMSA logo and language in advertisements.

                                 THE PORTFOLIOS

These portfolios are not available for purchase directly by the general public, and are not the same as other mutual fund portfolios with very similar or nearly identical names that are sold directly to the public. The investment performance of the portfolios available under the Policy may be lower or higher than the investment performance of these other (publicly available) portfolios. THERE CAN BE NO ASSURANCE, AND WE MAKE NO REPRESENTATION, THAT THE INVESTMENT PERFORMANCE OF ANY OF THE PORTFOLIOS AVAILABLE UNDER THE POLICY WILL BE COMPARABLE TO THE INVESTMENT PERFORMANCE OF ANY OTHER PORTFOLIO, EVEN IF THE OTHER PORTFOLIO HAS THE SAME INVESTMENT ADVISER OR MANAGER, THE SAME INVESTMENT OBJECTIVES AND POLICIES, AND A VERY SIMILAR NAME.

                         POTENTIAL CONFLICTS OF INTEREST

In addition to the Variable Account, the portfolios may sell shares to other separate investment accounts established by other insurance companies to support variable annuity contracts and variable life insurance policies or qualified retirement plans. It is possible that, in the future, it may become disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the portfolios simultaneously. Although neither we nor the portfolios currently foresee any such disadvantages, either to variable life insurance policy owners or to variable annuity contract owners, each portfolio's Board of Directors (Trustees) will monitor events in order to identify any material conflicts between the interests of these variable life insurance policy owners and variable annuity contract owners, and will determine what action, if any, it should take. This action could include the sale of portfolio shares by one or more of the separate accounts, which could have adverse consequences. Material conflicts could result from, for example: (1) changes in state insurance laws; (2) changes in Federal income tax laws; or (3) differences in voting instructions between those given by variable life insurance policy owners and those given by variable annuity contract owners.

If a portfolio's Board of Directors (Trustees) were to conclude that separate portfolios should be established for variable life insurance and variable annuity separate accounts, we will bear the attendant expenses, but variable life insurance policy owners and variable annuity contract owners would no longer have the economies of scale resulting from a larger combined portfolio.

The portfolios may also sell shares directly to certain pension and retirement plans qualifying under Section 401 of the Code. As a result, there is a possibility that a material conflict may arise between the interests of owners of this Policy or other policies or contracts (including policies issued by other companies), and such retirement plans or participants in such retirement plans. In the event of any such material conflicts, we will consider what action may be appropriate, including removing the portfolio as an investment option under the Policies or replacing the portfolio with another portfolio.

           POLICIES ISSUED IN CONJUNCTION WITH EMPLOYEE BENEFIT PLANS

Policies may be acquired in conjunction with employee benefit plans ("EBS Policies"), including the funding of qualified pension plans meeting the requirements of Section 401 of the Code. For EBS Policies, the maximum mortality rates used to determine the monthly cost of insurance charge are based on the Commissioners' 1980 Standard Ordinary Mortality Tables NB and SB. Under these tables, mortality rates are the same for male and female insureds of a particular attained age and premium class. Illustrations reflecting the premiums and charges for EBS Policies will be provided upon request to purchasers of these Policies. There is no provision for misstatement of sex in the EBS Policies. Also, the rates used to determine the amount payable under a particular settlement option will be the same for male and female insureds.

              LEGAL DEVELOPMENTS REGARDING UNISEX ACTUARIAL TABLES

In 1983, the United States Supreme Court held in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employee's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. In that case, the Supreme Court applied its decision only to benefits derived from contributions made on or after August 1, 1983. Subsequent decisions of lower Federal courts indicate that, in other factual circumstances, the Title VII prohibition of sex-distinct benefits may apply at an earlier date. In addition, legislative, regulatory, or decisional authority of some states may prohibit the use of sex-distinct mortality tables under certain circumstances. The Policies, other than Policies issued in states which require "unisex" policies (currently Montana) and EBS Policies, are based upon actuarial tables which distinguish between men and women and, thus, the Policy provides different benefits to men and women of the same age. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of these authorities on any employment-related insurance or benefits program before purchasing the Policy and in determining whether an EBS Policy is appropriate.

                          SAFEKEEPING OF ACCOUNT ASSETS

We hold the title to the assets of the Variable Account. The assets are kept physically segregated and held separate and apart from our general account assets and from the assets in any other separate account we have.

We or our affiliates maintain records of all purchases and redemptions of portfolio shares held by each of the Subaccounts.

Our officers and employees are covered by an insurance company blanket bond issued by America Home Assurance Company to The Canada Life Assurance Company, our parent Company, in the amount of $25 million. The bond insures against dishonest and fraudulent acts of officers and employees.

                                REPORTS TO OWNERS

At least once each year, we will mail you a report showing certain information about your Policy, including:

   -  the period covered by the report;

   -  the net death benefit;

   -  current net payment allocations;

   -  Policy Value in each Subaccount and in the Fixed Account;

   - payments and withdrawals you made, and monthly deductions we have made, since the last report;

   -  the outstanding loan amount;

   -  the cash surrender value; and

   -  any other information required by law.

Policyowners will also receive confirmation of each financial transaction including:

   -  premium payments;
   -  transfers;
   -  partial withdrawals;
   -  surrenders; and
   -  any other transactions requiring confirmation under applicable law.

We will send you a semi-annual report containing the financial statements of each portfolio in which you are invested.

                                     RECORDS

We will maintain all records and accounts relating to the Variable Account at our Home Office. As presently required by the Investment Company Act of 1940, as amended, and regulations promulgated thereunder, reports containing such information as may be required under the Act or by any other applicable law or regulation will be sent to you semi-annually at your last address known to us.

               SERVICES AND THIRD PARTY ADMINISTRATION AGREEMENTS

We have entered into a Master Remote Processing Agreement ("Services Agreement") with McCamish Systems, L.L.C., an insurance administrator organized and existing under the laws of [Georgia]. Under the Services Agreement, McCamish Systems, L.L.C. provides, at the Administrative Center, on our behalf, [list of services.]

                                  SERVICE FEES

We (and our affiliates) may receive compensation from certain investment advisers, administrators, and/or distributors (and/or an affiliate thereof) of the portfolios in connection with administrative or other services and cost savings experienced by the investment advisers, administrators or distributors. Such compensation may range up to [ ]% and is based on the value of portfolio shares held for the Policy. We may also receive a portion of the 12b-1 fees and service fees deducted from portfolio assets as reimbursement for administrative or other services we render to the portfolios. Some advisers, administrators, distributors, or portfolios may pay us more than others.

                              PRINCIPAL UNDERWRITER

Canada Life of America Financial Services, Inc. (CLAFS), a wholly-owned subsidiary of Canada Life Insurance Company of America and an affiliate of the Company, is the principal underwriter of the Policies described herein. CLAFS is located at 6201 Powers Ferry Road, N.W., Atlanta, Georgia 30339. The offering of the Policies is continuous, and we do not anticipate discontinuing the offering of the Policies. However, we reserve the right to discontinue the offering of the Policies at any time.

CLAFS has not received any amounts as commissions in the past three (3) years for serving as principal underwriter of the variable life insurance policies issued by Canada Life Insurance Company of America.

The Policy will be sold by our licensed life insurance agents and who are also registered representatives of CLAFS, or who has a selling agreement with CLAFS. CLAFS will pay distribution compensation to selling broker-dealers in varying amounts which, under normal circumstances, is not expected to exceed [6.5]% of premium payments under the Policies.

We may pay additional compensation to these broker-dealers pursuant to promotional contracts and/or reimburse them for portions of Policy sales expenses. Their registered representatives may receive a portion of the expense reimbursement allowance paid to these broker-dealers.

Because registered representatives who sell the Policies are also our life insurance agents, they may be eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements, and non-cash compensation programs that we offer, such as conferences, trips, prizes, and awards, subject to applicable regulatory requirements. Other payments may be made for other services that do not directly involve the sale of the Policies. These services may include the recruitment and training of personnel, production of promotional literature, and similar services. In some circumstances and to the extent permitted by applicable regulatory requirements, CLAFS may also reimburse certain sales and marketing expenses, pay promotional agent fees for providing marketing support for the distribution of the Policies, or pay other forms of special compensation to selling broker-dealers.

                                  LEGAL MATTERS

All matters relating to applicable state law pertaining to the Policies, including the validity of the Policies and our authority to issue the Policies, have been passed upon by Craig Edwards, Esq. Sutherland Asbill & Brennan LLP of Washington, DC has provided advice on certain matters relating to the federal securities laws applicable to the issue and sale of the Policy.

                                     EXPERTS

The Financial Statements listed on page __ have been included in this SAI, which is a part of the registration statement, in reliance on the reports of Ernst & Young LLP, independent auditors, given on the authority of that firm as experts in accounting and auditing.

Actuarial matters included in the prospectus and/or SAI have been examined by [_____________], [Title], as stated in his opinion filed as an exhibit to the Registration Statement.

                          INFORMATION ABOUT THE COMPANY

We are a stock life insurance company incorporated under Michigan law on April 12, 1988, and subject to regulation by the Michigan Insurance Bureau. We are principally engaged in issuing and reinsuring annuity and life insurance policies. Our main Variable Life Service Center is located at P.O. Box 105662, Atlanta. Georgia 30348-5662.

We are a wholly-owned subsidiary of The Canada Life Assurance Company, a Canadian life insurance company headquartered in Toronto, Ontario, Canada. The Canada Life Assurance Company commenced insurance operations in 1847 and has been actively operating in the United States since 1889. It is one of the largest life insurance companies in North America with consolidated assets as of December 31, 2002 of approximately $__ billion (U.S. dollars).

We submit annual statements on our operations and finances to insurance officials in all states and jurisdictions in which we do business. We have filed the Policy with insurance officials in those jurisdictions in which the Policy is sold.

We intend to reinsure a portion of the risks assumed under the Policies.

                     INFORMATION ABOUT THE VARIABLE ACCOUNT

The Variable Account is a separate investment account established under Michigan law. We own the assets in the Variable Account and we are obligated to pay all benefits under the Policies. We may use the Variable Account to support other variable life insurance policies we issue. The Variable Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended, and qualifies as a "separate account" within the meaning of the Federal securities laws. This registration does not involve supervision of the management or investment practices or policies of the Variable Account by the SEC.

                                OTHER INFORMATION

A registration statement has been filed with the SEC under the Securities Act of 1933, as amended, with respect to the Policies. Not all the information set forth in the registration statement, and the amendments and exhibits thereto, has been included in the prospectus and this SAI. Statements contained in this SAI concerning the content of the Policies and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC at 450 Fifth Street, N.W., Washington, DC 20549.

                              FINANCIAL STATEMENTS

This SAI contains the audited statements of assets and liabilities of the Variable Account as of December 31, 2002 and the related statements of operations and statements of changes in net assets for each of the three years in the period then ended. Ernst & Young LLP, independent auditors, of 600 Peachtree Street NE, Suite 2800, Atlanta, GA 30308, serves as independent auditors for the Variable Account.

Our statements of financial condition as of December 31, 2002 and 2001 and the related statements of operations, equity, and cash flows for each of the three years in the period ended December 31, 2002, which are included in this SAI, should be considered only as bearing on our ability to meet our obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in the Variable Account.

INDEX TO FINANCIAL STATEMENTS
================================================================================

Canada Life of America Variable Life Variable Account 1
     Report of Independent Accountants..........................................................
     Statements of Assets and Liabilities, December 31, 2002.....................................
     Statements of Operations for the Years Ended December 31, 2002, 2001 and 2000................
     Statements of Changes in Net Assets for the Years Ended December 31, 2002, 2001, and 2000..
     Notes to Financial Statements............................................................
Canada Life Insurance Company Of America
     Report of Independent Accountants.........................................................
     Statutory Balance Sheets, December 31, 2002 and 2001......................................
     Statutory Statements of Operations for the Years Ended December 31, 2002, 2001 and 2000
     Statutory Statements of Capital and Surplus for the Years Ended December 31, 2002, 2001 and 2000......
     Statutory Statements of Cash Flows for the Years Ended December 31, 2002, 2001 and 2000
     Notes to Statutory Financial Statements.......................................................

                                     PART C

                                OTHER INFORMATION


Item 27. Exhibits

1.  Board of Directors Resolutions.

    a) Resolutions of the Board of Directors of Canada Life Insurance Company of America (CLICA) authorizing establishment of the Variable Account (3)

2.  Custodian Agreements. Not applicable.

3.  Underwriting Contracts.

    a)  Form of Distribution Agreement (6)

    b)  Form of Selling Agreement (6)


4.  Contracts.

    a)  Form of Contract

    b)  Form of Accelerated Death Benefit Rider (9)

    c)  Form of Adjustable Term Insurance Rider (9)

    d)  Form of Guaranteed Death Benefit Rider (9)

    e)  Form of Disability Waiver of Planned Premium Rider (9)

    f)  Form of Disability Waiver of Monthly Deduction Rider (9)

    g)  Form of Other Insured Term Insurance Rider (9)


5.  Applications.

    a)  Form of Contract Application (9)


6.  Depositor's Certificate of Incorporation and By-Laws.

    a)  Certificate of Incorporation of CLICA (1)

    b)  By-Laws of CLICA (1)


7.  Reinsurance Contracts. Not Applicable

8.  Participation Agreements.

    a) Participation Agreement Among Montgomery Funds III, Montgomery Asset Management, L.P. and Canada Life Insurance Company of America (1)

    b) Participation Agreement Between Fred Alger and Company, Inc. and Canada Life Insurance Company of America (1)

    c) Form of Participation Agreement Among Variable Insurance Products Fund, Fidelity Distributors Corporation and Canada Life Insurance Company of America (2)

    d) Form of Participation Agreement Among Berger Institutional Products Trust and Canada Life Insurance Company of America (1)

    e) Form of Participation Agreement Among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Canada Life Insurance Company of America (2)

    f) Form of Participation Agreement Among Variable Insurance Products Fund III, Fidelity Distributors Corporation and Canada Life Insurance Company of America (2)

    g) Form of Participation Agreement Among Berger Institutional Products Trust, Berger Associates, Inc. and Canada Life Insurance Company of America (2)

    h) Form of Participation Agreement Between Canada Life Insurance Company of America and The Dreyfus Socially Responsible Growth Fund, Inc. (2)

    i) Form of Participation Agreement Between Canada Life Insurance Company of America and Dreyfus Variable Investment Fund (2)

    j) Amendment to Participation Agreement Among Variable Insurance Products Fund, Fidelity Distributors Corporation and Canada Life Insurance Company of America (2)

    k) Amendment to Participation Agreement Among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Canada Life Insurance Company of America (2)

    l) Amendment to Participation Agreement By and Among Canada Life Insurance Company of America and Montgomery Funds III and Montgomery Asset Management, L.P. (2)

    m) Form of Participation Agreement By and Between Canada Life Insurance Company of America and Goldman Sachs, Inc. (4)

    n) Amendment to Participation Agreement Among Variable Insurance Products Fund, Fidelity Distributors Corporation and Canada Life Insurance Company of America (5)

    o) Amendment to Participation Agreement Among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Canada Life Insurance Company of America (5)

    p) Amendment to Participation Agreement Among Variable Insurance Products Fund III, Fidelity Distributors Corporation and Canada Life Insurance Company of America (5)

    q) Form of Participation Agreement Among Berger Institutional Products Trust, Berger Associates, Inc., and Canada Life Insurance Company of America( ___)

    r)  Amendment to Buy-Sell Agreement By and Among Seligman Portfolios, Inc.,
        J. & W. Seligman & Co. Incorporated and Canada Life Insurance Company of America (7)

    s) Form of Amendment to Participation Agreement Between Canada Life Insurance Company of America and The Dreyfus Growth and Income Fund, Inc. (9)

    t) Form of Amendment to Participation Agreement Between Canada Life Insurance Company of America and Goldman Sachs (9)

    u) Form of Participation Agreement Between Canada Life Insurance Company of America and J.&W. Seligman & Co. Incorporated (9)

    v) Form of Amendment to Participation Agreement Among Variable Insurance Products Fund, Fidelity Distributors Corporation and Canada Life Insurance Company of America (9)

    w) Form of Amendment to Participation Agreement Among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Canada Life Insurance Company of America (9)

    x) Form of Amendment to Participation Agreement Among Variable Insurance Products Fund III, Fidelity Distributors Corporation and Canada Life Insurance Company of America (9)

9. Administrative Contracts. Form of Master Remote Processing Agreement between McCamish Systems, L.L.C. and Canada Life Insurance Company of America (9)

10. Other Material Contracts. Powers of Attorney for Stephen J. Rulis, Henry A. Rachfalowski, and Stephen H. Zimmerman

11. Legal Opinion. Opinion and Consent of Counsel (9)

12. Actuarial Opinion. Opinion and Consent of Actuary (9)

13. Calculations. Sample Performance Data Calculation (9)

14. Other Opinions.

    a)  Consent of Sutherland Asbill & Brennan LLP (9)

    b)  Consent of Independent Auditors (9)

15. Omitted Financial Statements. No financial statements are omitted from Item 24.

16. Initial Capital Agreements. Not Applicable

17. Redeemability Exemption. Description of Canada Life Insurance Company of America's Issuance, Transfer and Redemption Procedures for Policies (9)

----------
(1) Incorporated herein by reference to Post-Effective Amendment No. 13 to the registration statement on Form N-4 (File No. 33-28889), filed on April 20,1997.

(2) Incorporated herein by reference to Post-Effective Amendment No. 14 to the Registration Statement on Form N-4 (File No. 33-28889), filed on April 30,1998.

(3) Incorporated herein by reference to the Registration Statement on Form S-6 (File No. 333-90449), filed on November 5, 1999.

(4) Incorporated herein by reference to Post-Effective Amendment No. 15 to the Registration Statement on Form N-4 (File No. 33-28889), filed on April 30,1999.

(5) Incorporated herein by reference to Post-Effective Amendment No. 16 to the Registration Statement on Form N-4 (File No. 33-28889), filed on April 28, 2000.

(6) Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form S-6 (File No. 333-90449), filed on May 3, 2000.

(7) Incorporated herein by reference to Post-Effective Amendment No. 17 to the Registration Statement on Form N-4 (File No. 33-28889), filed on April 30, 2001.

(8) Incorporated herein by reference to Post-Effective Amendment No. 18 to the Registration Statement on Form N-4 (File No. 33-28889), filed on October 23, 2001.

(9)     To be filed by subsequent amendment.

Item 28. Directors and Officers of the Depositor

          NAME AND PRINCIPAL BUSINESS        POSITIONS AND OFFICES WITH DEPOSITOR
          ---------------------------        ------------------------------------
                    ADDRESS
                    -------
        R. E. Beettam (2)                 Director, Chairman of the Board, & President
        Henry A. Rachfalowski (1)         Director
        Steven J. Rulis (2)               Director and Actuary
        Gerald A. Petkau (2)              Director and Financial Vice President
        Stephen H. Zimmerman (3)          Director
        George N. Isaac (1)               Treasurer
        Craig R. Edwards (2)              Secretary

----------
(1) The business address is 330 University Avenue, Toronto, Ontario, Canada M5G 1R8.

(2) The business address is 6201 Powers Ferry Road, NW, Suite 600, Atlanta, Georgia, USA 30339.
(3) The business address is 1300 I. Street N.W., Suite 300 West, Washington, D.C. 20005

Item 29. Persons Controlled by or Under Common Control With the Depositor or Registrant

                                               PRINCIPAL VOTING               PRINCIPAL
NAME                          JURISDICTION     SECURITIES OWNED               BUSINESS
----                          ------------     ----------------               --------
Canada Life Financial         Canada           Publicly held                  Insurance
Corporation                                                                   holding company

The Canada Life Assurance     Canada           Ownership of all voting        Life and Health
Company                                        securities through Canada      Insurance
                                               Life Financial Corporation

Canada Life Insurance         New York         Ownership of all voting        Life and Health
Company of New York                            securities through The         Insurance
                                               Canada Life Assurance
                                               Company

Adason Properties Limited     Canada           Ownership of all voting        Property
                                               securities through The         Management
                                               Canada Life Assurance
                                               Company

Canada Life Irish             England          Ownership of all voting        Life and Health
Operations Limited                             securities through Canada      Insurance
                                               Life Limited

Canada Life Mortgage          Canada           Ownership of all voting        Mortgage
Services Ltd.                                  securities through The         Portfolios
                                               Canada Life Assurance
                                               Company

CLASSCO Benefit Services      Canada           Ownership of all voting        Administrative
Limited                                        securities through The         Services
                                               Canada Life Assurance
                                               Company

The Canada Life Assurance     Rep. of Ireland  Ownership of all voting        Life and Health
Company of Ireland Limited                     securities through Canada      Insurance
                                               Life Irish Holding Company
                                               Limited

F.S.D. Investments Limited    Rep. of Ireland  Ownership of all voting        Unit Fund Sales
                                               securities through Canada      and Management
                                               Life Assurance Limited
                                               (Ireland) Limited

Canada Life Insurance         Michigan         Ownership of all voting        Life and Health
Company of America                             securities through The         Insurance and
                                               Canada Life Assurance          Annuities
                                               Company

Canada Life of America        Georgia          Ownership of all voting        Broker Dealer
Financial Services, Inc.                       securities through Canada
                                               Life Insurance Company of
                                               America

Adason Realty Ltd.            Canada           Ownership of all voting        Realtor
                                               securities through Adason
                                               Properties Limited

Canada Life Pension &         Rep. of Ireland  Ownership of all voting        Life Assurance
Annuities (Ireland) Limited                    securities through Canada
                                               Life Assurance (Ireland)
                                               Limited

                                               PRINCIPAL VOTING               PRINCIPAL
NAME                          JURISDICTION     SECURITIES OWNED               BUSINESS
----                          ------------     ----------------               --------
CLAI Limited                  Rep. of Ireland  Ownership of all voting        Holding,
                                               securities through             Service,
                                               Canada Life Irish Holding      Management and
                                               Company Limited                Investment
                                                                              Company

The Canada Life Assurance     Rep. of Ireland  Ownership of all voting        Life Insurance,
Company of Ireland Limited                     securities through             Pension and
                                               Canada Life Irish Holding      Annuity
                                               Company Limited

CL Capital Management,        Georgia          Ownership of all voting        Investment
Inc.                                           securities through Canada      Advisor
                                               Life Insurance Company of
                                               America

Canada Life Capital           Canada           Ownership of all voting        External Sources
Corporation Inc.                               securities through The         of Capital
                                               Canada Life Assurance
                                               Company

Canada Life Securing          Canada           Ownership of all voting        Holding
Corporation, Inc.                              securities through 587443      Company
                                               Ontario, Inc.

The Canada Life Group         England          Ownership of all voting        Holding
(U.K.) Limited                                 securities through Canada      Company
                                               Life International Holdings
                                               Limited

Canada Life Holdings          England          Ownership of all voting        Holding
(U.K.) Limited                                 securities through Canada      Company
                                               Life (U.K.) Limited

Canada Life Limited           England          Ownership of all voting        Life and Health
                                               securities through The         Insurance
                                               Canada Life Group (U.K.)
                                               Limited

Canada Life Insurance         Puerto Rico      Ownership of all voting        Life and
Company of Puerto Rico,                        securities through Canada      Disability
Inc.                                           Life International Holdings    Insurer and
                                               Limited                        Reinsurer

Canada Life Securities,       Canada           Ownership of all voting        Securities Dealer
Inc.                                           securities through The
                                               Canada Life Assurance Company

Canadian Worksite             Canada           Ownership of 50% of voting     Managing
Marketing Group, Inc.                          securities through The         General Agent
                                               Canada Life Assurance
                                               Company. Ownership of 50% of
                                               voting securities through
                                               CLASSCO Benefit Services
                                               Limited

Canada Life Management        England          Ownership of all voting        Unit Trust Sales
(U.K.) Limited                                 securities through Canada      & Management
                                               Life (U.K.) Limited

Canada Life Group             England          Ownership of all voting        Administrative
Services (U.K.) Limited                        securities through Canada      Services
                                               Life (U.K.) Limited

                                               PRINCIPAL VOTING               PRINCIPAL
NAME                          JURISDICTION     SECURITIES OWNED               BUSINESS
----                          ------------     ----------------               --------
Canada Life Trustee           England          Ownership of all voting        Trustee Services
Services (U.K.) Limited                        securities through The
                                               Canada Life Group (U.K.)
                                               Limited

587443 Ontario, Inc.          Canada           Ownership of all voting        Holding
                                               securities through The         Company
                                               Canada Life Assurance Company

Canada Life International     Canada           Ownership of all voting        Reinsurance
RE LTD.                                        securities through Canada      Company
                                               Life International Holdings
                                               LTD

Canada Life Ireland           Ireland          Ownership of all voting        Holding
Holdings Limited                               securities through Canada      Company
                                               Life Irish Operations Limited

Canada Life (U.K.) Limited    England          Ownership of all voting        Holding
                                               securities through Canada      Company
                                               Life Limited

Canada Life Services          England          Ownership of all voting        Administrative
(U.K.) Limited                                 securities through Canada      Services
                                               Life (U.K.) Limited

Canada Life International     England          Ownership of all voting        Unit Investment
Limited                                        securities through Canada      Products
                                               Life (U.K.) Limited

Albany Life Assurance         England          Ownership of all voting        Unit Life and
Company Limited                                securities through Canada      Pension
                                               Life (U.K.) Limited            Insurance

Canada Life Pension           England          Ownership of all voting        Trustee Services
Managers & Trustees                            securities through Canada
Limited                                        Life (U.K.) Limited

Copia Investors Limited       England          Ownership of all voting        Asset
                                               securities through The         Management
                                               Canada Life Group (U.K.)
                                               Limited

Copia Property Limited        England          Ownership of all voting        Property
                                               securities through The         Managers
                                               Canada Life Group (U.K.)
                                               Limited

Canada Life Fund Managers     England          Ownership of all voting        Fund Manager
(U.K.) Limited                                 securities through Canada
                                               Life (U.K.) Limited

Canada Life Irish Holding     Ireland          Ownership of all voting        Holding
Company Limited                                securities through Canada      Company
                                               Life International Holdings
                                               LTD.

Canada Life Management        Ireland          Ownership of all voting        Management
Services Limited                               securities through Canada      Services
                                               Life Irish Holding Company
                                               Limited

                                               PRINCIPAL VOTING               PRINCIPAL
NAME                          JURISDICTION     SECURITIES OWNED               BUSINESS
----                          ------------     ----------------               --------
Canada Life Assurance         Ireland          Ownership of all voting        Life Assurance
Europe Limited                                 securities through Canada      and Pension
                                               Life Irish Holding Company
                                               Limited

Setanta Asset Management      Ireland          Ownership of all voting        Asset
Limited                                        securities through Canada      Management
                                               Life Irish Holding Company
                                               Limited

Kanetix Ltd.                  Canada           Ownership of 98% of voting     Distribution
                                               securities through The         Services
                                               Canada Life Assurance Company

Canada Life Brasil Ltda.      Brazil           Ownership of all voting        Distribution
                                               securities through The         Services
                                               Canada Life Assurance Company

Canada Life Previdencia E     Brazil           Ownership of all voting        Distribution
Seguros S.A.                                   securities through Canada      Services
                                               Life Brasil Ltda.

Canada Life Financial         Canada           Ownership of all voting        Distribution
Distribution Services,                         securities through The         Services
Inc.                                           Canada Life Assurance Company

Canada Life International     Canada           Ownership of all voting        Holding
Holdings LTD.                                  securities through Canada      Company
                                               Life Capital Corporation,
                                               Inc.


Canada Life Capital Trust                      Ownership of all voting        Public Financing
                                               securities through The         Entity
                                               Canada Life Assurance Company

CL Capital Management         Canada           Ownership of all voting        Mutual Fund
(Canada) Inc.                                  securities through The         Management
                                               Canada Life Assurance Company  Company

4073649 Canada Inc.           Canada           Ownership of all voting        Inter-Company
                                               securities through Canada      finance
                                               Life Corporation Inc. with
                                               one Common Share owned by
                                               587443 Ontario, Inc.

CLFIS (U.K.) Limited          England          Ownership of all voting
                                               securities through The
                                               Canada Life Group (U.K.)
                                               Limited

Canada Life Finance           Canada           Ownership of all voting        Inter-Company
(U.K.) Limited                                 securities through 4073649     Finance
                                               Canada Inc.

Damermo Commercial            Hungary          Ownership of all voting        Inter-Company
Servicing and Liquidity                        securities through 4073649     Finance
Management Limited                             Canada Inc.
Liability Company

Item 30. Indemnification

Canada Life Insurance Company of America's By-Laws provide in Article II,
Section 10 as follows:

In addition to any indemnification to which a person may be entitled to under common law or otherwise, each person who is or was a director, an officer, or an employee of this Corporation, or is or was serving at the request of the Corporation as a director, an officer, a partner, a trustee, or an employee of another foreign or domestic corporation, partnership, joint venture, trust, or other enterprises, whether profit or not, shall be indemnified by the Corporation to the fullest extent permitted by the laws of the State of Michigan as they may be in effect from time to time. This Corporation may purchase and maintain insurance on behalf of any such person against any liability asserted against and incurred by such person in any such capacity or arising out of his or her status as such, whether or not the corporation would have power to indemnify such person against such liability under the laws of the State of Michigan.

In addition, Sections 5241 and 5242 of the Michigan Insurance Code generally provide that a corporation has the power ( and in some instances the obligation) to indemnify a director, officer, employee or agent of the corporation, or a person serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another corporation or other entity (the "indemnities") against reasonably incurred expenses in a civil, administrative, criminal or investigative action, suit or proceeding if the indemnitee acted in good faith in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders or policyholders (or, in the case of a criminal action, if the indemnitee had no reasonable cause to believe his or her conduct was unlawful).

Item 31. Principal Underwriter

(a) Canada Life of America Financial Services, Inc. (CLAFS) is the principal underwriter of the Policies as defined in the Investment Company Act of 1940. CLAFS also acts as underwriter for Canada Life of America Variable Annuity Account 1, Canada Life of America Variable Annuity Account 2, Canada Life of New York Variable Annuity Account 1, and Canada Life of New York Variable Annuity Account 2.

(b) The following table provides certain information with respect to each director and officer of CLAFS.


                      NAME AND PRINCIPAL      POSITIONS AND OFFICES
                      BUSINESS ADDRESS        WITH CLAFS
                      ----------------        ----------
                      M.T. Jansen**           President, Director & Chairman of the Board
                      M.A. Palangio*          Treasurer
                      K.T. Ledwos**           Administrative Officer & Director
                      S.C. Gile**             Administrative Officer
                      M.A. Bouchard**         Securities Compliance Officer
                      C.H. MacPhaul**         Secretary & Director
                      C.R. Edwards**          Assistant Secretary

-----------

* The business address is 330 University Avenue, Toronto, Ontario, Canada
M5G1R8.
** The business address is 6201 Powers Ferry Road, N.W., Atlanta, Georgia 30339.

        (c) Compensation From the Registrant. The following commissions and other compensation were received by each principal underwriter, directly or indirectly, from the Registrant during the Registrant's last fiscal year:

       (1)                  (2)                 (3)                (4)                (5)
     NAME OF         NET UNDERWRITING
    PRINCIPAL         DISCOUNTS AND        COMPENSATION         BROKERAGE            OTHER
   UNDERWRITER         COMMISSIONS         ON REDEMPTION       COMMISSIONS       COMPENSATION
   -----------         -----------         -------------       -----------       ------------
Canada Life of             $[ ]                $[ ]               $[ ]               $[ ]
America Financial
Services, Inc.


Item 32. Location of Accounts and Records

All accounts and records required to be maintained by Section 31(a) of the 1940 Act and the rules under it are maintained by Canada Life Insurance Company of America at its Executive Office at 330 University Avenue, Toronto, Canada M5G1R8 and at 6201 Powers Ferry Rd., N.W., Atlanta, Georgia 30339.


Item 33. Management Services

        All management contracts are discussed in Part A or Part B.


Item 34. Fee Representation

        Canada Life Insurance Company of America hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Canada Life Insurance Company of America.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, Canada Life of America Variable Life Account 1 and Canada Life Insurance Company of America have duly caused this registration statement to be signed on their behalf by the undersigned, thereunto duly authorized, in the County of Fulton, and State of Georgia, on the 15th day of October, 2002.


                                                CANADA LIFE OF AMERICA
                                                VARIABLE LIFE ACCOUNT 1
                                                      (REGISTRANT)

                                       By:          /s/ R. E. Beettam
                                            -----------------------------------
                                                        R. E. BEETTAM
                                                          Chairman
                                                    Canada Life Insurance
                                                      Company of America

                                       By:  CANADA LIFE INSURANCE COMPANY
                                                     OF AMERICA
                                                    (DEPOSITOR)


                                       By:          /s/ R. E. Beettam
                                            ------------------------------------
                                                        R. E. BEETTAM
                                                          Chairman


Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated on October 15, 2002.

                 SIGNATURES                                           TITLE
                 ----------                                           -----
            /s/    R. E. BEETTAM                             Chairman and Director
--------------------------------------------              (Principal Executive Officer)
                R. E. BEETTAM

*             /s/   S. J. Rulis                                     Director
--------------------------------------------
                 S. J. RULIS

*         /s/   H. A. RACHFALOWSKI                                  Director
--------------------------------------------
             H. A. RACHFALOWSKI

             /s/   G. A. PETKAU                            Director and Financial V.P.
--------------------------------------------              (Principal Financial Officer)
                G. A. PETKAU

*           /s/   S.H. ZIMMERMAN                                    Director
--------------------------------------------
               S.H. ZIMMERMAN

             /s/   L. L. ERVIN                        Assistant Vice-President, Controller
--------------------------------------------                 and Assistant Treasurer
                 L. L. ERVIN                              (Principal Accounting Officer)

*By:        /s/    R. E. BEETTAM
--------------------------------------------
                R. E. BEETTAM
              Attorney-in-Fact
        Pursuant to Power of Attorney

                                  EXHIBIT INDEX

EXHIBITS
--------
4(a)           Form of Contract

10             Powers of Attorney for Stephen J. Rulis, Henry A. Rachfalowski, and Stephen H. Zimmerman